# Dreyfus Cash Management Funds

**SEMIANNUAL REPORT** July 31, 2007

**Dreyfus Cash Management**

**Dreyfus Cash Management Plus, Inc.**

**Dreyfus Government Cash Management**

**Dreyfus Government Prime Cash Management**

**Dreyfus Treasury Cash Management**

**Dreyfus Treasury Prime Cash Management**

**Dreyfus Municipal Cash Management Plus**

**Dreyfus New York Municipal Cash Management**

**Dreyfus Tax Exempt Cash Management**



## Dreyfus
### A BNY Mellon Company℠

# Contents

## The Funds

## For More Information

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

> • Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

# The Funds



## LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present the semiannual report for Dreyfus Cash Management Funds (Taxable). For the six-month period ended July 31, 2007, the six Dreyfus Cash Management Funds listed below produced the following annualized yields and annualized effective yields.[1] In addition, effective on June 28, 2007, Dreyfus Cash Management Plus, Inc. and Dreyfus Treasury Cash Management added Service and Select shares to the fund.

| | Annualized Yield (%) | Annualized Effective Yield (%) |
|---|---|---|
| **Dreyfus Cash Management** | | |
| Institutional Shares | 5.16 | 5.29 |
| Investor Shares | 4.91 | 5.02 |
| Administrative Shares | 5.06 | 5.18 |
| Participant Shares | 4.76 | 4.87 |
| **Dreyfus Cash Management Plus, Inc.** | | |
| Institutional Shares | 5.15 | 5.28 |
| Investor Shares | 4.91 | 5.02 |
| Administrative Shares | 5.06 | 5.18 |
| Participant Shares | 4.76 | 4.86 |
| Service Shares | 0.85[†] | 0.86[†] |
| Select Shares | 0.80[†] | 0.80[†] |
| **Dreyfus Government Cash Management** | | |
| Institutional Shares | 5.10 | 5.22 |
| Investor Shares | 4.85 | 4.96 |
| Administrative Shares | 5.00 | 5.12 |
| Participant Shares | 4.70 | 4.80 |
| **Dreyfus Government Prime Cash Management** | | |
| Institutional Shares | 5.05 | 5.17 |
| Investor Shares | 4.80 | 4.90 |
| Administrative Shares | 4.95 | 5.06 |
| Participant Shares | 4.65 | 4.75 |
| **Dreyfus Treasury Cash Management** | | |
| Institutional Shares | 5.04 | 5.16 |
| Investor Shares | 4.79 | 4.90 |
| Administrative Shares | 4.94 | 5.06 |
| Participant Shares | 4.64 | 4.74 |
| Service Shares | 0.82[†] | 0.82[†] |
| Select Shares | 0.76[†] | 0.76[†] |
| **Dreyfus Treasury Prime Cash Management** | | |
| Institutional Shares | 4.78 | 4.88 |
| Investor Shares | 4.53 | 4.63 |
| Administrative Shares | 4.68 | 4.78 |
| Participant Shares | 4.38 | 4.47 |

[†] *Since inception on June 28, 2007, through July 31, 2007*

## Economic and Market Environment

When the reporting period began, the Federal Reserve Board (the "Fed") had left short-term interest rates unchanged at 5.25% over the previous seven months in an environment of softening housing markets and declining energy prices. The combination of slowing economic growth and subdued inflation led some investors to believe that the Fed would remain on the sidelines for much of 2007 as it continued to scrutinize new economic data to assess the impact of its previous tightening campaign. In fact, the Fed again held short-term interest rates steady at its meeting in late January, just days before the start of the reporting period.

Despite heightened volatility in equity markets and the emergence of credit problems in the sub-prime mortgage sector in late February, the unemployment rate dipped to 4.5%. This development seemed to ease fears that the long U.S. economic expansion might be ending, as it would be unusual to see pronounced weakness among consumers while the labor market remained robust. The Fed apparently endorsed this view in late March, when it again left the federal funds rate unchanged. However, a change in the wording of its accompanying announcement suggested that the Fed viewed the risk of inflation as greater than the risk of recession, pushing back investors' expectations of an eventual easing of monetary policy. It later was announced that GDP in the first quarter grew at an anemic 0.7% annualized rate, the slowest quarterly pace since the first quarter of 2003.

Economic and inflation data remained mixed in April and May. On one hand, housing prices continued to slide and consumer sentiment deteriorated. On the other hand, a key measure of inflation, the core personal consumption price index, rose by 2.2% in May before moderating in June. This was above the target rate that many Fed members have stated as the upper limit of their inflation tolerance, reinforcing investors' views that the Fed was unlikely to reduce short-term interest rates anytime soon.

In June, signs of stronger economic growth contributed to higher yields on longer-term bonds. In its statement following its Federal Open Market Committee meeting on June 28, the Fed indicated that it was not yet convinced of the sustainability of lower inflationary pressures. In addition, the Fed expressed its view that the economy was likely to expand moderately, and that high levels of resource utilization could lead to higher inflation in the future. It later was estimated that the U.S. GDP grew at an annualized rate of 3.4% in the second quarter of 2007, further evidence of the economy's resilience in the face of weakening housing markets and resurgent energy prices.

July proved to be a difficult month for the financial markets, when intensifying housing and lending concerns sparked a sharp repricing of risk in the stock and bond markets. Sharp declines in equities and the more credit-sensitive fixed-income sectors occurred when it was reported that rising delinquencies and defaults had spread from the sub-prime mortgage sector to home equity borrowers with good credit histories. Meanwhile, sales of existing homes slid to the slowest pace in almost five years, and sales of new single-family homes dropped by a significantly greater amount than had been expected. Still, by the reporting period's end, money market instruments remained relatively insulated from the turmoil affecting longer-term securities, as the Fed gave no sign that it was prepared to alter its steady policy stance.

### Portfolio Focus

In this relatively uncertain environment, we generally maintained the funds' weighted average maturity in a range we considered to be in line with industry averages. Later in the reporting period, when it became clearer to us that the Fed would remain on hold for the time being, we began to increase the funds' holdings of money market instruments with longer dated maturities in an attempt to capture incrementally higher yields.

At its Federal Open Market Committee meeting soon after the end of the reporting period, the Fed again held the federal funds rate at 5.25%. Although the Fed acknowledged the recent market volatility caused by the sub-prime mortgage crisis, it continued to regard inflation as a more serious risk to the nation's economic health than potential recession. This outlook was short-lived as the credit markets experienced one of the most significant upheavals in recent memory during mid-August leading the Fed to cut the discount rate. As we write, the Fed has not cut the overnight federal funds rate, but most market participants expect further actions from the Fed in order to facilitate a return to normalcy in the short-term money markets. We will, of course, closely monitor economic and financial conditions and stand ready to make portfolio adjustments as conditions warrant.

Sincerely,

Patricia A. Larkin
Senior Portfolio Manager

August 20, 2007
New York, N.Y.

*An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*



## LETTER TO SHAREHOLDERS

*For the period of February 1, 2007, through July 31, 2007, as provided by Colleen Meehan, Senior Portfolio Manager*

Dear Shareholder:

Despite heightened volatility among longer-term bonds, yields of money market instruments remained relatively stable over the reporting period as the Federal Reserve Board (the "Fed") continued to hold the overnight federal funds rate steady at 5.25%.

For the six-month period ended July 31, 2007, the three tax-exempt money market portfolios that comprise Dreyfus Cash Management Funds (Tax Exempt) produced the following annualized yields and annualized effective yields:[1]

|  | Annualized Yield (%) | Annualized Effective Yield (%) |
|---|---|---|
| **Dreyfus Municipal Cash Management Plus** | | |
| Institutional Shares | 3.53 | 3.59 |
| Investor Shares | 3.28 | 3.33 |
| Administrative Shares | 3.43 | 3.49 |
| Participant Shares | 3.14 | 3.18 |
| **Dreyfus N.Y. Municipal Cash Management** | | |
| Institutional Shares | 3.51 | 3.56 |
| Investor Shares | 3.26 | 3.31 |
| Administrative Shares | 3.41 | 3.46 |
| Participant Shares | 3.11 | 3.15 |
| **Dreyfus Tax Exempt Cash Management** | | |
| Institutional Shares | 3.49 | 3.54 |
| Investor Shares | 3.24 | 3.29 |
| Administrative Shares | 3.39 | 3.44 |
| Participant Shares | 3.09 | 3.13 |

### Short-Term Interest Rates Remained Steady Despite Volatility Among Longer-Term Bonds

The reporting period was characterized by heightened levels of uncertainty and volatility in the U.S. bond market, stemming primarily from credit concerns in the sub-prime mortgage sector and investors' shifting expectations regarding domestic economic growth and inflation. In contrast, money market instruments traded within a relatively narrow range as the Fed remained on the sidelines throughout the reporting period.

Although many analysts early in the reporting period anticipated a rate cut from the Fed sometime in 2007, those expectations were delayed by signs of stronger-than-expected economic growth, including a robust labor market and a relatively robust 3.4% annualized GDP growth rate for the second quarter of the year. Inflation concerns were rekindled by resurgent energy prices as crude oil set new record highs, and food prices rose sharply due largely to rising demand for corn, which is increasingly used to manufacture ethanol. Yet, the core rate of inflation appeared to remain relatively mild as weak housing markets, sluggish retail sales of apparel and ongoing troubles in the automotive sector helped to contain consumer prices. Faced with these mixed economic and inflation signals, the Fed risked an acceleration of inflation if it cut interest rates, while further rate hikes might have increased the chances of a more severe economic decline.

With the Fed on hold, the tax-exempt money markets were influenced to a significant degree by supply-and-demand forces. Investment banks continued to create a substantial volume of variable rate demand notes ("VRDNs") and tender option bonds ("TOBs"), which put upward pressure on yields at the short end of the market's maturity range. In fact, at times during the reporting period, VRDNs and TOBs provided higher yields than longer-dated municipal notes as a result of the ample supply of floating-rate product. The rest of the yield curve remained relatively flat throughout the reporting period, with little difference in yields among instruments with maturities between six months and one year.

The fiscal conditions of most states and municipalities remained sound during the reporting period.

Although some states have felt the impact of weak housing markets more than others, tax revenues generally have continued to support balanced budgets for most issuers. As a result, the winter and spring of 2007 was a time of relatively low issuance volumes in the short-term tax-exempt market, with a dearth of newly issued fixed-rate notes contributing to short weighted average maturities throughout our industry. However, the supply of municipal notes increased at least temporarily during June and July as states and municipalities issued their short-term financings for their upcoming fiscal years. Meanwhile, investor demand has been robust as tax-exempt money market assets have remained near record highs so far in 2007.

The fiscal environment in New York proved to be particularly favorable. The state and city continued to benefit from strong conditions in the financial services industry. The City of New York received a credit rating upgrade from one of the major bond rating agencies during the reporting period, and the City now enjoys the highest credit rating in its history.

### A Conservative Investment Posture Was Warranted in an Uncertain Market

In this market environment, we generally have maintained the funds' weighted average maturities in a range that is in line with to slightly longer than industry averages. We have focused primarily on VRDNs, complementing those holdings with tax-exempt commercial paper and seasoned municipal notes with maturities between three and nine months. We have attempted to "ladder" the funds' longer-dated holdings so that their maturities are staggered, a strategy that is designed to stabilize the funds' yields and protect them from unexpected fluctuations in short-term interest rates.

As always, we have maintained conservative credit standards, which we believe has become more important due to the recent spread of credit concerns from the sub-prime mortgage sector to other credit-sensitive areas of the bond market.

As of the reporting period's end, we have seen no sign that the Fed is prepared to alter its policy stance. The U.S. economy has continued to send mixed signals, suggesting to us that current market uncertainty may persist. In addition, tax-exempt yield spreads have remained narrow compared to historical norms. Therefore, we have continued to maintain the funds' average weighted maturities in a range that is close to industry averages.

Sincerely,

Colleen Meehan
Senior Portfolio Manager

August 15, 2007
New York, N.Y.

*An investment in each fund is not insured or guaranteed by the FDIC or any other government agency. Although each fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the funds.*

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. For the national funds, income may be subject to state and local taxes. For the New York fund, income may be subject to state and local taxes for out-of-state residents. For each fund, some income may be subject to the federal alternative minimum tax (AMT).*

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemptions fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each fund from February 1, 2007 to July 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended July 31, 2007 †

| | Institutional Shares | Investor Shares | Administrative Shares | Participant Shares | Service Shares | Select Shares |
|---|---|---|---|---|---|---|
| **Dreyfus Cash Management** | | | | | | |
| Expenses paid per $1,000†† | $ 1.00 | $ 2.26 | $ 1.51 | $ 3.01 | – | – |
| Ending value (after expenses) | $1,025.90 | $1,024.60 | $1,025.40 | $1,023.80 | – | – |
| **Dreyfus Cash Management Plus, Inc.** | | | | | | |
| Expenses paid per $1,000†† | $ 1.00 | $ 2.26 | $ 1.51 | $ 3.01 | $ 0.63 | $ 0.91 |
| Ending value (after expenses) | $1,025.80 | $1,024.60 | $1,025.40 | $1,023.80 | $1,004.20 | $1,004.00 |
| **Dreyfus Government Cash Management** | | | | | | |
| Expenses paid per $1,000†† | $ 1.00 | $ 2.26 | $ 1.51 | $ 3.01 | – | – |
| Ending value (after expenses) | $1,025.60 | $1,024.30 | $1,025.10 | $1,023.50 | – | – |
| **Dreyfus Government Prime Cash Management** | | | | | | |
| Expenses paid per $1,000†† | $ 1.00 | $ 2.26 | $ 1.51 | $ 3.01 | – | – |
| Ending value (after expenses) | $1,025.30 | $1,024.00 | $1,024.80 | $1,023.30 | – | – |
| **Dreyfus Treasury Cash Management** | | | | | | |
| Expenses paid per $1,000†† | $ 1.00 | $ 2.26 | $ 1.51 | $ 3.01 | $ 0.63 | $ 0.91 |
| Ending value (after expenses) | $1,025.30 | $1,024.00 | $1,024.80 | $1,023.30 | $1,004.10 | $1,003.80 |
| **Dreyfus Treasury Prime Cash Management** | | | | | | |
| Expenses paid per $1,000†† | $ 1.00 | $ 2.26 | $ 1.51 | $ 3.01 | – | – |
| Ending value (after expenses) | $1,023.90 | $1,022.70 | $1,023.50 | $1,021.90 | – | – |
| **Dreyfus Municipal Cash Management Plus** | | | | | | |
| Expenses paid per $1,000†† | $ 1.00 | $ 2.25 | $ 1.50 | $ 3.00 | – | – |
| Ending value (after expenses) | $1,017.70 | $1,016.40 | $1,017.10 | $1,015.60 | – | – |
| **Dreyfus New York Municipal Cash Management** | | | | | | |
| Expenses paid per $1,000†† | $ 1.00 | $ 2.25 | $ 1.50 | $ 3.00 | – | – |
| Ending value (after expenses) | $1,017.50 | $1,016.30 | $1,017.00 | $1,015.50 | – | – |
| **Dreyfus Tax Exempt Cash Management** | | | | | | |
| Expenses paid per $1,000†† | $ 1.00 | $ 2.25 | $ 1.50 | $ 3.00 | – | – |
| Ending value (after expenses) | $1,017.40 | $1,016.20 | $1,016.90 | $1,015.40 | – | – |

† *For Institutional Shares, Investor Shares, Administrative Shares and Participant Shares; and from June 29, 2007 (commencement of initial offering) to July 31, 2007 for Service Shares and Select Shares.*

†† *Expenses are equal to the funds' annualized expense ratio of .20% for Institutional Shares, .45% for Investor Shares, .30% for Administrative Shares, .60% for Participant Shares, .70% for Service Shares and 1.00% for Selecet Shares; multiplied by the average account value over the period, by 181/365 (to reflect the one-half year period).*

## COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended July 31, 2007

| | Institutional Shares | Investor Shares | Administrative Shares | Participant Shares | Service Shares | Select Shares |
|---|---|---|---|---|---|---|
| **Dreyfus Cash Management** | | | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.26 | $ 1.51 | $ 3.01 | – | – |
| Ending value (after expenses) | $1,023.80 | $1,022.56 | $1,023.31 | $1,021.82 | – | – |
| **Dreyfus Cash Management Plus, Inc.** | | | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.26 | $ 1.51 | $ 3.01 | $ 3.51 | $ 5.01 |
| Ending value (after expenses) | $1,023.80 | $1,022.56 | $1,023.31 | $1,021.82 | $1,021.31 | $1,019.84 |
| **Dreyfus Government Cash Management** | | | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.26 | $ 1.51 | $ 3.01 | – | – |
| Ending value (after expenses) | $1,023.80 | $1,022.56 | $1,023.31 | $1,021.82 | – | – |
| **Dreyfus Government Prime Cash Management** | | | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.26 | $ 1.51 | $ 3.01 | – | – |
| Ending value (after expenses) | $1,023.80 | $1,022.56 | $1,023.31 | $1,021.82 | – | – |
| **Dreyfus Treasury Cash Management** | | | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.26 | $ 1.51 | $ 3.01 | $ 3.51 | $ 5.01 |
| Ending value (after expenses) | $1,023.80 | $1,022.56 | $1,023.31 | $1,021.82 | $1,021.31 | $1,019.84 |
| **Dreyfus Treasury Prime Cash Management** | | | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.26 | $ 1.51 | $ 3.01 | – | – |
| Ending value (after expenses) | $1,023.80 | $1,022.56 | $1,023.31 | $1,021.82 | – | – |
| **Dreyfus Municipal Cash Management Plus** | | | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.26 | $ 1.51 | $ 3.01 | – | – |
| Ending value (after expenses) | $1,023.80 | $1,022.56 | $1,023.31 | $1,021.82 | – | – |
| **Dreyfus New York Municipal Cash Management** | | | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.26 | $ 1.51 | $ 3.01 | – | – |
| Ending value (after expenses) | $1,023.80 | $1,022.56 | $1,023.31 | $1,021.82 | – | – |
| **Dreyfus Tax Exempt Cash Management** | | | | | | |
| Expenses paid per $1,000† | $ 1.00 | $ 2.26 | $ 1.51 | $ 3.01 | – | – |
| Ending value (after expenses) | $1,023.80 | $1,022.56 | $1,023.31 | $1,021.82 | – | – |

† Expenses are equal to the funds' annualized expense ratio of .20% for Institutional Shares, .45% for Investor Shares, .30% for Administrative Shares, .60% for Participant Shares, .70% for Service Shares and 1.00% for Select Shares; multiplied by the average account value over the period, by 181/365 (to reflect the one-half year period).

| Dreyfus Cash Management | Principal Amount ($) | Value ($) |
|---|---|---|
| **Negotiable Bank Certificates of Deposit—31.7%** | | |
| Bayerische Landesbank (Yankee) 5.32%, 10/5/07 | 430,000,000 | 430,000,000 |
| Calyon (Yankee) 5.32%, 10/25/07 | 100,000,000 | 100,000,000 |
| Canadian Imperial Bank of Commerce 6.34%, 8/2/07 | 2,800,000 [a] | 2,800,000 |
| Commerzbank AG (Yankee) 5.30%, 10/1/07 | 150,000,000 | 150,000,000 |
| Credit Agricole (London) 5.31%, 10/12/07–11/1/07 | 400,000,000 | 399,999,416 |
| Credit Suisse (Yankee) 5.31%, 11/8/07 | 400,000,000 | 400,000,000 |
| DEPFA BANK PLC (Yankee) 5.30%–5.33%, 8/15/07–10/11/07 | 560,000,000 [b] | 560,000,437 |
| HSH Nordbank AG (Yankee) 5.30%–5.32%, 10/26/07–11/5/07 | 450,000,000 [b] | 450,000,000 |
| Landesbank Hessen-Thuringen Girozentrale (London) 5.31%, 10/12/07 | 250,000,000 | 250,000,000 |
| Landesbank Hessen-Thuringen Girozentrale (London) 5.31%, 11/9/07 | 100,000,000 | 100,000,000 |
| Mizuho Corporate Bank (Yankee) 5.31%–5.32%, 8/22/07–8/23/07 | 300,000,000 | 299,999,699 |
| Mizuho Corporate Bank (Yankee) 5.32%, 10/26/07 | 100,000,000 | 100,000,000 |
| Natexis (Yankee) 5.30%, 11/5/07 | 100,000,000 | 100,000,000 |
| Royal Bank of Canada (Yankee) 5.35%, 11/9/07 | 5,700,000 | 5,697,943 |
| Societe Generale (London) (Yankee) 5.30%–5.35%, 8/14/07–1/18/08 | 400,000,000 | 399,998,538 |
| Svenska Handelsbanken (Yankee) 5.33%, 10/26/07 | 5,700,000 | 5,697,858 |
| Union Bank of California, N.A. 5.32%, 8/27/07 | 250,000,000 | 250,000,000 |
| **Total Negotiable Bank Certificates of Deposit** (cost $4,004,193,891) | | **4,004,193,891** |
| **Commercial Paper—34.4%** | | |
| Alliance & Leicester PLC 5.32%, 10/23/07 | 150,000,000 | 148,184,375 |
| Aquinas Funding LLC 5.32%, 10/24/07 | 64,918,000 [b] | 64,122,754 |
| ASB Finance Ltd. 5.32%–5.33%, 10/9/07–10/29/07 | 210,000,000 [b] | 207,519,165 |

| **Dreyfus Cash Management** (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Commercial Paper** (continued) | | |
| Atlantic Asset Securitization LLC<br>5.32%, 10/23/07 | 212,012,000 b | 209,445,771 |
| Bank of America Corp.<br>5.32%, 12/27/07 | 250,000,000 | 244,650,417 |
| Bank of America N.A.<br>5.27%−5.32%, 9/17/07−11/9/07 | 211,500,000 | 208,596,246 |
| Beethoven Funding Corp.<br>5.33%, 10/29/07 | 115,000,000 b | 113,505,974 |
| CAFCO LLC<br>5.32%, 10/29/07 | 85,000,000 b | 83,897,191 |
| Citigroup Funding Inc.<br>5.35%, 1/11/08−1/22/08 | 220,000,000 | 214,651,067 |
| Commerzbank U.S. Finance Inc.<br>5.31%−5.32%, 8/20/07−10/4/07 | 500,000,000 | 497,303,667 |
| Concord Minutemen Capital Co. LLC<br>5.32%, 10/18/07 | 101,356,000 b | 100,203,076 |
| Cullinan Finance Ltd.<br>5.30%, 8/6/07 | 71,313,000 b | 71,261,199 |
| Daimler Chrysler Revolving Auto Conduit LLC<br>5.31%, 8/14/07 | 23,000,000 | 22,956,479 |
| FCAR Owner Trust, Ser. I<br>5.31%−5.33%, 8/15/07−11/6/07 | 489,000,000 | 484,536,197 |
| FCAR Owner Trust, Ser. II<br>5.34%, 8/17/07 | 105,000,000 | 104,753,133 |
| Gemini Securitization Corp., LLC<br>5.31%, 8/13/07 | 31,000,000 b | 30,945,853 |
| Harrier Finance Funding Ltd.<br>5.31%, 11/9/07 | 100,000,000 b | 98,565,278 |
| HBOS Treasury Services PLC<br>5.32%, 10/29/07 | 59,750,000 | 58,975,233 |
| HVB U.S. Finance Inc.<br>5.31%−5.32%, 8/7/07−10/17/07 | 270,994,000 b | 270,239,219 |
| ICICI Bank Ltd.<br>5.35%, 12/14/07 | 8,500,000 | 8,333,749 |
| K2 (USA) LLC<br>5.31%, 9/18/07 | 135,000,000 b | 134,063,100 |
| Raiffeisen Zentralbank Oesterreich<br>5.30%, 11/2/07 | 150,000,000 | 147,998,562 |
| Societe Generale N.A. Inc.<br>5.31%, 11/5/07 | 57,000,000 | 56,214,160 |
| Solitaire Funding Ltd.<br>5.33%, 10/22/07 | 112,000,000 b | 110,659,391 |
| Svenska Handelsbanken Inc.<br>5.31%, 10/30/07 | 53,800,000 | 53,095,220 |
| UniCredito Italiano Bank PLC<br>5.31%, 8/17/07 | 199,500,000 b | 199,035,387 |

| Dreyfus Cash Management (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Commercial Paper (continued)** | | |
| Walnut Energy Center 5.28%, 8/6/07 | 11,800,000 | 11,791,396 |
| Windmill Funding Corp. 5.32%, 10/4/07–10/5/07 | 375,000,000 [b] | 371,463,542 |
| **Total Commercial Paper** (cost $4,326,966,801) | | **4,326,966,801** |
| **Corporate Notes−12.1%** | | |
| Cullinan Finance Ltd. 5.32%, 4/22/08–5/15/08 | 300,000,000 [a,b] | 299,976,095 |
| Fifth Third Bancorp 5.32%, 8/23/07 | 200,000,000 [a] | 200,000,000 |
| General Electric Capital Corp. 5.30%, 8/24/07 | 100,000,000 [a] | 100,000,000 |
| Links Finance LLC 5.32%, 11/20/07 | 100,000,000 [a,b] | 99,996,959 |
| Morgan Stanley 5.36%, 8/4/07 | 250,000,000 [a] | 250,000,000 |
| Sigma Finance Inc. 5.32%–5.33%, 8/15/07–1/15/08 | 575,000,000 [a,b] | 574,991,429 |
| **Total Corporate Notes** (cost $1,524,964,483) | | **1,524,964,483** |
| **U.S. Government Agency−.0%** | | |
| Federal Home Loan Mortgage Corp. 5.33%, 3/26/08 (cost $5,698,198) | 5,700,000 | **5,698,198** |
| **Time Deposits−.5%** | | |
| Banca Intesa SpA (Grand Cayman) 5.34%, 8/1/07 (cost $66,000,000) | 66,000,000 | **66,000,000** |
| **Repurchase Agreements−22.4%** | | |
| Banc of America Securities LLC 5.44%, dated 7/31/07, due 8/1/07 in the amount of $150,022,646 (fully collateralized by $177,094,655 Corporate Bonds, 4.625%-7.50%, due 1/15/09-11/15/35, value $157,500,000) | 150,000,000 | 150,000,000 |
| Barclays Financial LLC 5.43%, dated 7/31/07, due 8/1/07 in the amount of $550,082,882 (fully collateralized by $516,222,766 Corporate Bonds, 3.875%-11.375%, due 4/1/10-12/15/35, value $528,343,418 and $37,500,000 Corporate Notes, 4.608%-6.50%, due 11/16/07-11/15/08, value $38,156,583) | 550,000,000 | 550,000,000 |

| **Dreyfus Cash Management** (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Repurchase Agreements** (continued) | | |
| Citigroup Global Markets Holdings Inc. | | |
| 5.43%, dated 7/31/07, due 8/1/07 in the amount of $100,015,069 (fully collateralized by $103,206,024 Corporate Bonds, 5.625%-7.875%, due 9/15/10-12/29/49, value $103,000,960) | 100,000,000 | 100,000,000 |
| Credit Suisse (USA) Inc. | | |
| 5.46%, dated 7/31/07, due 8/1/07 in the amount of $200,030,306 (fully collateralized by $220,183,770 Corporate Bonds, 0%-6.65%, due 6/5/12-12/10/49, value $206,003,048) | 200,000,000 | 200,000,000 |
| Deutsche Bank Securities | | |
| 5.43%, dated 7/31/07, due 8/1/07 in the amount of $250,037,674 (fully collateralized by $276,635,517 Corporate Bonds, 5.118%-7.33%, due 10/15/09-12/10/49, value $257,500,000) | 250,000,000 | 250,000,000 |
| Greenwich Capital Markets | | |
| 5.45%, dated 7/31/07, due 8/1/07 in the amount of $300,045,375 (fully collateralized by $1,086,217,348 Corporate Bonds, 0%-9.118%, due 3/15/09-12/31/49, value $296,591,923, $9,319,000 Corporate Notes, 5.32%, due 5/15/08, value $8,006,633, $1,200,000 Federal Home Loan Mortgage Corp., Participation Certificates, 5.35%, due 11/25/36, value $1,205,172 and $42,870,000 Federal National Mortgage Association, 5.38%-7.406%, due 7/25/32-1/17/40, value $3,200,471) | 300,000,000 | 300,000,000 |
| HSBC USA Inc | | |
| 5.43%, dated 7/31/07, due 8/1/07 in the amount of $575,086,649 (fully collateralized by $463,525,000 Corporate Bonds, 3.25%-9.25%, due 1/15/09-10/1/66, value $460,123,673 and $133,118,000 Corporate Notes, 2.875%-9.25%, due 8/1/07-12/15/08, value $133,695,968) | 575,000,000 | 575,000,000 |
| Lehman Brothers Inc. | | |
| 5.42%, dated 7/31/07, due 8/1/07 in the amount of $100,015,056 (fully collateralized by $2,570,091 Corporate Bonds, 8%, due 11/1/31, value $2,384,885 and $98,670,000 Federal National Mortgage Association, Pass Thru Certificates, 6%, due 7/7/37, value $99,671,531) | 100,000,000 | 100,000,000 |

| **Dreyfus Cash Management** (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Repurchase Agreements** (continued) | | |
| Merrill Lynch & Co. Inc.<br>  5.43%, dated 7/31/07, due 8/1/07 in the amount of<br>  $600,090,417 (fully collateralized by $714,660,412<br>  Corporate Bonds, 0%-11.875%, due 4/1/09-3/15/36,<br>  value $628,843,984 and $26,106,000 Corporate Notes,<br>  7.78%-9.875%, due 10/15/07-6/14/08, value $1,089,558) | 600,000,000 | 600,000,000 |
| **Total Repurchase Agreements**<br>  (cost $2,825,000,000) | | **2,825,000,000** |
| **Total Investments** (cost $12,752,823,373) | **101.1%** | **12,752,823,373** |
| **Liabilities, Less Cash and Receivables** | **(1.1%)** | **(133,048,403)** |
| **Net Assets** | **100.0%** | **12,619,774,970** |

[a]  *Variable rate security—interest rate subject to periodic change.*
[b]  *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2007, these securities amounted to $4,049,891,820 or 32.1% of net assets.*

## Portfolio Summary (Unaudited)[†]

| | Value (%) | | Value (%) |
|---|---|---|---|
| Banking | 50.5 | Brokerage Firms | 2.0 |
| Repurchase Agreements | 22.4 | Asset-Backed/Securities Arbitrage Vehicles | .5 |
| Asset-Backed/Structured Investment Vehicles | 10.1 | Utility-Water & Sewer | .1 |
| Asset-Backed/Multi-Seller Programs | 8.1 | Government Agency | .0 |
| Asset-Backed/Single Seller | 4.9 | | |
| Finance | 2.5 | | **101.1** |

[†]  *Based on net assets.*
*See notes to financial statements.*

## STATEMENT OF INVESTMENTS

July 31, 2007 (Unaudited)

| Dreyfus Cash Management Plus, Inc. | Principal Amount ($) | Value ($) |
|---|---|---|
| **Negotiable Bank Certificates of Deposit—33.1%** | | |
| Bank of Tokyo-Mitsubishi Ltd. (Yankee) | | |
| 5.30%, 11/5/07 | 250,000,000 | 250,001,622 |
| Bayerische Landesbank (Yankee) | | |
| 5.32%, 10/5/07–11/1/07 | 280,000,000 | 280,000,000 |
| BNP Paribas (Yankee) | | |
| 5.30%, 11/5/07 | 200,000,000 | 200,000,000 |
| Calyon (London) (Yankee) | | |
| 5.31%–5.32%, 9/17/07–10/26/07 | 505,000,000 | 505,000,000 |
| Canadian Imperial Bank of Commerce | | |
| 5.28%, 8/2/07 | 2,200,000 a | 2,199,947 |
| Commerzbank AG (Yankee) | | |
| 5.30%, 10/1/07 | 50,000,000 | 50,000,000 |
| Credit Suisse (Yankee) | | |
| 5.31%, 11/8/07 | 200,000,000 | 200,000,000 |
| DEPFA BANK PLC (Yankee) | | |
| 5.32%, 10/5/07–10/22/07 | 346,000,000 b | 345,998,968 |
| HBOS Treasury Services PLC (London) | | |
| 5.30%, 9/4/07 | 35,000,000 | 35,000,000 |
| HSH Nordbank AG (Yankee) | | |
| 5.30%, 8/1/07–11/5/07 | 500,000,000 b | 500,000,000 |
| Landesbank Hessen-Thuringen Girozentrale (London) | | |
| 5.31%, 11/9/07 | 500,000,000 | 500,000,000 |
| Mizuho Corporate Bank (Yankee) | | |
| 5.30%–5.32%, 8/22/07–9/4/07 | 400,000,000 | 399,999,699 |
| Mizuho Corporate Bank (Yankee) | | |
| 5.32%, 10/26/07 | 250,000,000 | 250,000,000 |
| Natixis (Yankee) | | |
| 5.30%, 11/5/07 | 50,000,000 | 50,000,000 |
| Royal Bank of Canada (Yankee) | | |
| 5.35%, 11/9/07 | 4,300,000 | 4,298,448 |
| Svenska Handelsbanken (Yankee) | | |
| 5.33%, 10/26/07 | 4,300,000 | 4,298,384 |
| Union Bank of California, N.A. | | |
| 5.32%, 8/27/07 | 200,000,000 | 200,000,000 |
| **Total Negotiable Bank Certificates of Deposit** | | |
| (cost $3,776,797,068) | | **3,776,797,068** |
| **Commercial Paper—30.7%** | | |
| ASB Finance Ltd. | | |
| 5.31%–5.33%, 10/29/07–11/8/07 | 292,000,000 b | 288,079,813 |
| Atlantis One Funding Corp. | | |
| 5.32%, 10/24/07 | 178,541,000 b | 176,353,873 |
| Bank of America Corp. | | |
| 5.32%, 12/27/07 | 250,000,000 | 244,650,417 |
| Bank of America N.A. | | |
| 5.27%, 9/17/07 | 8,500,000 | 8,500,100 |

| Dreyfus Cash Management Plus, Inc. (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Commercial Paper (continued)** | | |
| Bank of Ireland | | |
| 5.32%, 10/26/07 | 149,391,000 [b] | 147,519,172 |
| Citigroup Funding Inc. | | |
| 5.36%, 10/18/07 | 250,000,000 | 247,142,708 |
| Commerzbank U.S. Finance Inc. | | |
| 5.32%, 8/24/07–10/5/07 | 500,000,000 | 497,099,833 |
| CRC Funding LLC | | |
| 5.32%, 10/29/07 | 100,000,000 [b] | 98,702,578 |
| Daimler Chrysler Revolving Auto Conduit LLC | | |
| 5.32%, 10/29/07 | 89,000,000 | 87,844,854 |
| FCAR Owner Trust, Ser. I | | |
| 5.33%, 10/17/07 | 250,000,000 | 247,214,097 |
| FCAR Owner Trust, Ser. II | | |
| 5.33%–5.34%, 8/24/07–10/24/07 | 298,372,000 | 295,147,881 |
| HBOS Treasury Services PLC (London) | | |
| 5.32%, 10/5/07–10/9/07 | 268,425,000 | 265,811,473 |
| HVB U.S. Finance Inc. | | |
| 5.31%, 8/8/07 | 61,812,000 | 61,748,960 |
| ICICI Bank Ltd. | | |
| 5.35%, 12/14/07 | 6,500,000 | 6,372,867 |
| Lexington Parker Capital Co. LLC | | |
| 5.32%, 10/25/07 | 116,545,000 [b] | 115,100,328 |
| Liquid Funding Ltd. | | |
| 5.33%, 8/6/07–8/9/07 | 154,850,000 [b] | 154,670,443 |
| Raiffeisen Zentralbank Oesterreich | | |
| 5.31%–5.32%, 8/24/07–10/29/07 | 199,000,000 | 197,372,206 |
| Simba Funding Corp. | | |
| 5.32%, 8/10/07 | 62,853,000 [b] | 62,770,270 |
| Societe Generale N.A. Inc. | | |
| 5.31%, 11/6/07 | 100,000,000 | 98,608,320 |
| Swedbank (ForeningsSparbanken AB) | | |
| 5.31%, 11/14/07 | 193,340,000 | 190,424,594 |
| Walnut Energy Center | | |
| 5.28%, 8/6/07 | 9,000,000 | 8,993,437 |
| **Total Commercial Paper** | | |
| (cost $3,500,128,224) | | **3,500,128,224** |
| **Corporate Notes–8.2%** | | |
| Cullinan Finance Ltd. | | |
| 5.32%, 5/15/08 | 450,000,000 [a,b] | 449,964,812 |
| General Electric Capital Corp. | | |
| 5.30%, 8/24/07 | 100,000,000 [a] | 100,000,000 |
| Lehman Brothers Holdings Inc. | | |
| 5.40%, 8/22/07 | 97,200,000 [a] | 97,275,833 |
| Links Finance LLC | | |
| 5.33%, 10/16/07–10/30/07 | 110,000,000 [a,b] | 109,997,671 |

| Dreyfus Cash Management Plus, Inc. (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Corporate Notes (continued)** | | |
| Morgan Stanley | | |
| 5.49%, 10/18/07 | 10,000,000 [a] | 10,006,976 |
| Sigma Finance Inc. | | |
| 5.33%, 8/15/07 | 175,000,000 [a,b] | 174,999,664 |
| **Total Corporate Notes** | | |
| (cost $942,244,956) | | **942,244,956** |
| **Promissory Note—5.0%** | | |
| Goldman Sachs Group Inc. | | |
| 5.51%, 8/2/07 | 325,000,000 | 325,000,000 |
| Merrill Lynch & Co. Inc. | | |
| 5.34%, 8/14/07 | 250,000,000 | 250,000,000 |
| **Total Promissory Note** | | |
| (cost $575,000,000) | | **575,000,000** |
| **U.S. Government Agency—.0%** | | |
| Federal Home Loan Mortgage Corp. | | |
| 5.33%, 3/26/08 | | |
| (cost $4,298,641) | 4,300,000 | **4,298,641** |
| **Time Deposits—1.1%** | | |
| Banca Intesa SpA (Grand Cayman) | | |
| 5.34%, 8/1/07 | | |
| (cost $126,000,000) | 126,000,000 | **126,000,000** |
| **Repurchase Agreements—23.9%** | | |
| Banc of America Securities LLC | | |
| 5.44%, dated 7/31/07, due 8/1/07 in the amount of $250,037,743 | | |
| (fully collateralized by $265,640,295 Corporate Bonds, 5.55%-10%, | | |
| due 4/1/09-7/1/37, value $262,500,001) | 250,000,000 | 250,000,000 |
| Barclays Financial LLC | | |
| 5.43%, dated 7/31/07, due 8/1/07 in the amount of $450,067,813 | | |
| (fully collateralized by $458,734,422 Corporate Bonds, 4%-8.50%, | | |
| due 4/15/08-7/15/37, value $463,500,001) | 450,000,000 | 450,000,000 |
| Barclays Financial LLC | | |
| 5.42%, dated 7/31/07, due 8/1/07 in the amount of $50,007,521 | | |
| (fully collateralized by $56,557,000 Corporate Bonds, 6.36%, | | |
| due 5/15/47, value $51,500,804) | 50,000,000 | 50,000,000 |
| Citigroup Global Markets Holdings Inc. | | |
| 5.43%, dated 7/31/07, due 8/1/07 in the amount of $150,022,604 | | |
| (fully collateralized by $207,909,643 Corporate Bonds, 5.15%-9.16%, | | |
| due 1/25/08-3/12/47, value $154,500,001) | 150,000,000 | 150,000,000 |
| Credit Suisse (USA) Inc. | | |
| 5.46%, dated 7/31/07, due 8/1/07 in the amount of $300,045,458 | | |
| (fully collateralized by $300,005,000 cash value) | 300,000,000 | 300,000,000 |

| **Dreyfus Cash Management Plus, Inc.** (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Repurchase Agreements** (continued) | | |
| Deutsche Bank Securities | | |
| 5.43%, dated 7/31/07, due 8/1/07 in the amount of $500,075,347 (fully collateralized by $604,861,184 Corporate Bonds, 4.70%-7.37%, due 10/15/09-8/25/47, value $515,000,000) | 500,000,000 | 500,000,000 |
| Goldman, Sachs & Co. | | |
| 5.42%, dated 7/31/07, due 8/1/07 in the amount of $200,030,083 (fully collateralized by $213,727,069 Corporate Bonds, 5%-6%, due 1/25/37-7/25/37, value $206,000,001) | 200,000,000 | 200,000,000 |
| Greenwich Capital Markets | | |
| 5.45%, dated 7/31/07, due 8/1/07 in the amount of $200,030,250 (fully collateralized by $833,572,811 Corporate Bonds, 0%-46.273%, due 5/15/08-8/25/37, value $204,881,707) | 200,000,000 | 200,000,000 |
| HSBC USA Inc | | |
| 5.43%, dated 7/31/07, due 8/1/07 in the amount of $375,056,510 (fully collateralized by $422,750,522 Corporate Bonds, 0%-8%, due 1/15/08-9/25/46, value $386,246,897) | 375,000,000 | 375,000,000 |
| Merrill Lynch & Co. Inc. | | |
| 5.43%, dated 7/31/07, due 8/1/07 in the amount of $260,039,181 (fully collateralized by $295,059,000 Corporate Bonds, 0%-15.16%, due 1/8/09-1/15/24, value $273,002,368) | 260,000,000 | 260,000,000 |
| **Total Repurchase Agreements** (cost $2,735,000,000) | | **2,735,000,000** |
| **Total Investments** (cost $11,659,468,889) | **102.0%** | **11,659,468,889** |
| **Liabilities, Less Cash and Receivables** | **(2.0%)** | **(224,612,856)** |
| **Net Assets** | **100.0%** | **11,434,856,033** |

a   Variable rate security—interest rate subject to periodic change.
b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2007, these securities amounted to $2,624,157,592 or 22.9% of net assets.

## Portfolio Summary (Unaudited)[†]

| | Value (%) | | Value (%) |
|---|---|---|---|
| Banking | 53.2 | Asset-Backed/Multi-Seller Programs | 1.9 |
| Repurchase Agreements | 23.9 | Asset-Backed/Securities Arbitrage Vehicles | .6 |
| Asset-Backed/Structured Investments Vehicles | 7.8 | Utility-Water & Sewer | .1 |
| Brokerage Firms | 6.0 | U.S. Government Agency | .0 |
| Asset Backed/Single Seller | 5.5 | | |
| Finance | 3.0 | | **102.0** |

†   Based on net assets.
See notes to financial statements.

## STATEMENT OF INVESTMENTS

July 31, 2007 (Unaudited)

| Dreyfus Government Cash Management | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| **U.S. Government Agencies−14.4%** | | | |
| Federal Farm Credit Bank: | | | |
| 4/11/08 | 5.24 | 350,000,000 [a] | 349,929,172 |
| 5/13/08 | 5.23 | 125,000,000 [a] | 124,980,975 |
| 11/17/08 | 5.20 | 75,000,000 [a] | 75,000,000 |
| Federal Home Loan Bank System | | | |
| 8/1/07 | 5.09 | 500,000,000 | 500,000,000 |
| Federal Home Loan Mortgage Corp. | | | |
| 8/23/07 | 5.16 | 60,917,000 | 60,848,658 |
| Federal National Mortgage Association | | | |
| 8/30/07 | 5.12 | 37,750,000 | 37,695,317 |
| **Total U.S. Government Agencies** | | | |
| (cost $1,148,454,122) | | | **1,148,454,122** |
| **Repurchase Agreements−85.7%** | | | |
| Banc of America Securities LLC | | | |
| dated 7/31/07, due 8/1/07 in the amount of | | | |
| $600,084,667 (fully collateralized by $250,894,000 | | | |
| U.S. Treasury Bonds, 7.25%-9%, due 11/15/18-8/15/22, | | | |
| value $338,997,387 and $279,168,000 U.S. Treasury | | | |
| Notes, 3.50%-4.125%, due 12/15/09-5/15/15, value $273,003,860) | 5.08 | 600,000,000 | 600,000,000 |
| Banc of America Securities LLC | | | |
| dated 7/31/07, due 8/1/07 in the amount of | | | |
| $271,039,446 (fully collateralized by $359,551,672 | | | |
| Government National Mortgage Association, | | | |
| 4.85%-8.50%, due 12/15/08-8/15/49, value $276,420,001) | 5.24 | 271,000,000 | 271,000,000 |
| Barclays Financial LLC | | | |
| dated 7/31/07, due 8/1/07 in the amount of | | | |
| $400,057,778 (fully collateralized by $55,095,000 | | | |
| Federal Farm Credit Bank, 4.875%, due 11/7/08, | | | |
| value $55,601,047, $94,950,000 Federal Home Loan | | | |
| Bank System, Bonds, 5.25%, due 12/11/20, value $93,268,594, | | | |
| $124,683,000 Federal Home Loan Mortgage Corp., Notes, | | | |
| 4.85%-5.36%, due 7/17/09-12/14/18, value $119,916,859 | | | |
| and $137,825,000 Federal National Mortgage Association, | | | |
| Notes, 5%-5.125%, due 2/27/08-7/13/09, value $139,218,333) | 5.20 | 400,000,000 | 400,000,000 |
| Bear Stearns Cos. Inc. | | | |
| dated 7/31/07, due 8/1/07 in the amount of | | | |
| $750,110,417 (fully collateralized by $973,334,984 | | | |
| Federal Home Loan Mortgage Corp., 5%-7%, due | | | |
| 12/1/13-8/1/37, value $765,001,494) | 5.30 | 750,000,000 | 750,000,000 |
| Credit Suisse (USA) Inc. | | | |
| dated 7/31/07, due 8/1/07 in the amount of | | | |
| $500,071,111 (fully collateralized by $283,366,000 | | | |
| U.S. Treasury Bonds, 5.25%-8.125%, due | | | |
| 8/15/21-2/15/29, value $346,596,800 and $168,769,000 | | | |
| U.S. Treasury Notes, 4.125%-4.625%, due | | | |
| 12/31/11-5/15/15, value $163,406,805) | 5.12 | 500,000,000 | 500,000,000 |

| Dreyfus Government Cash Management (continued) | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| **Repurchase Agreements (continued)** | | | |
| Deutsche Bank Securities | | | |
| dated 7/31/07, due 8/1/07 in the amount of $925,132,326 (fully collateralized by $498,327,308 Federal Home Loan Mortgage Corp., 5%-6.50%, due 8/1/35-8/1/37, value $453,185,510, $650,047,859 Federal National Mortgage Association, 0%-8%, due 4/1/11-5/1/37, value $446,230,319 and $45,417,005 Government National Mortgage Association, 5%-5.50%, due 11/20/36-12/20/36, value $44,084,172) | 5.15 | 925,000,000 | 925,000,000 |
| Goldman, Sachs & Co. | | | |
| dated 7/31/07, due 8/1/07 in the amount of $255,036,479 (fully collateralized by $42,820,000 Federal Farm Credit Bank, Bonds, 5.10%-6.75%, due 8/22/12-6/6/31, value $46,070,320, $69,780,000 Federal Home Loan Bank System, Bonds, 4.50%, due 9/26/08-3/14/36, value $68,921,633, $22,200,000 Federal Home Loan Bank System, Notes, 5.80%, due 9/2/08, value $22,732,923 and $124,988,000 Federal Home Loan Mortgage Corp., Notes, 4.125%-5.75%, due 9/1/09-4/2/14 value $122,375,886) | 5.15 | 255,000,000 | 255,000,000 |
| Greenwich Capital Markets | | | |
| dated 7/31/07, due 8/1/07 in the amount of $500,073,472 (fully collateralized by $1,668,029,625 Federal Home Loan Mortgage Corp., .76%-8.50%, due 7/15/18-7/15/37, value $173,220,619 and $3,918,874,013 Federal National Mortgage Association, .05%-10.12%, due 6/25/15-8/25/37, value $336,781,075) | 5.29 | 500,000,000 | 500,000,000 |
| HSBC USA Inc. | | | |
| dated 7/31/07, due 8/1/07 in the amount of $500,071,528 (fully collateralized by $335,382,000 U.S. Treasury Notes, 4.25%-4.875%, due 6/30/09-2/15/17, value $340,414,595 and $252,188,000 U.S. Treasury Strips, due 7/31/11-5/15/17, value $169,586,739) | 5.15 | 500,000,000 | 500,000,000 |
| HSBC USA Inc. | | | |
| dated 7/31/07, due 8/1/07 in the amount of $450,066,375 (fully collateralized by $542,474,703 Federal Home Loan Mortgage Corp., 0%-8.46%, due 11/15/07-7/15/37, value $439,116,581 and $20,575,000 Federal National Mortgage Association, 5.50%, due 7/1/37, value $19,887,332) | 5.31 | 450,000,000 | 450,000,000 |
| J.P. Morgan Chase & Co. | | | |
| dated 7/31/07, due 8/1/07 in the amount of $300,043,583 (fully collateralized by $25,000,000 Federal Home Loan Bank System, 0%, due 8/3/18, value $14,122,249 and $409,306,000 Federal Home Loan Mortgage Corp., 0%, due 8/3/07-6/5/28, value $291,881,128) | 5.23 | 300,000,000 | 300,000,000 |

| Dreyfus Government Cash Management (continued) | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| **Repurchase Agreements (continued)** | | | |
| Merrill Lynch & Co. Inc. | | | |
| dated 7/31/07, due 8/1/07 in the amount of $750,104,583 (fully collateralized by $391,725,000 Resolution Funding Corp., Strips, due 7/15/20-1/15/21, value $199,449,278, $205,893,000 U.S. Treasury Bonds, 6.75%-12%, due 8/15/13-8/15/26, value $258,927,562 and $305,093,000 U.S. Treasury Notes, 2.625%-5.625%, due 5/15/08-11/15/15, value $306,624,690) | 5.02 | 750,000,000 | 750,000,000 |
| UBS Securities LLC | | | |
| dated 7/31/07, due 8/1/07 in the amount of $625,088,368 (fully collateralized by $630,450,000 U.S. Treasury Notes, 4.75%, due 5/15/14, value $637,504,020) | 5.09 | 625,000,000 | 625,000,000 |
| **Total Repurchase Agreements** (cost $6,826,000,000) | | | **6,826,000,000** |
| **Total Investments** (cost $7,974,454,122) | | **100.1%** | **7,974,454,122** |
| **Liabilities, Less Cash and Receivables** | | **(.1%)** | **(9,510,312)** |
| **Net Assets** | | **100.0%** | **7,964,943,810** |

*a  Variable rate security—interest rate subject to periodic change.*

## Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| Repurchase Agreements | 85.7 | Federal Home Loan Mortgage Corp | .7 |
| Federal Farm Credit Bank | 6.9 | Federal National Mortgage Association | .5 |
| Federal Home Loan Bank System | 6.3 | | **100.1** |

*†  Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF INVESTMENTS

July 31, 2007 (Unaudited)

| Dreyfus Government Prime Cash Management | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| **U.S. Government Agencies−99.7%** | | | |
| Federal Farm Credit Bank: | | | |
| 8/15/07 | 5.25 | 50,000,000 a | 49,999,628 |
| 9/4/07 | 5.20 | 12,234,000 | 12,174,669 |
| 10/2/07 | 5.20 | 54,877,000 | 54,394,052 |
| 11/6/07 | 5.20 | 60,000,000 a | 60,000,000 |
| 11/9/07 | 5.25 | 50,000,000 a | 49,997,334 |
| 4/1/08 | 5.20 | 50,000,000 a | 50,000,000 |
| 4/11/08 | 5.24 | 100,000,000 a | 99,979,763 |
| 5/27/08 | 5.24 | 100,000,000 a | 99,983,236 |
| 6/9/08 | 5.21 | 60,000,000 a | 60,000,000 |
| 7/21/08 | 5.26 | 50,000,000 a | 49,990,703 |
| 8/7/08 | 5.19 | 5,500,000 a | 5,498,434 |
| 8/21/08 | 5.21 | 10,000,000 a | 10,000,642 |
| 11/17/08 | 5.21 | 100,000,000 a | 99,990,589 |
| Federal Home Loan Bank System: | | | |
| 8/1/07 | 5.09 | 134,000,000 | 134,000,000 |
| 8/17/07 | 5.19 | 298,656,000 | 297,977,618 |
| 8/31/07 | 5.20 | 75,000,000 | 74,679,063 |
| 9/5/07 | 5.20 | 100,000,000 | 99,500,861 |
| 9/7/07 | 5.20 | 60,000,000 | 59,683,588 |
| 9/14/07 | 5.21 | 4,250,000 | 4,244,433 |
| 9/17/07 | 5.20 | 130,000,000 a | 129,947,061 |
| 9/19/07 | 5.20 | 110,000,000 | 109,231,136 |
| 9/21/07 | 5.20 | 100,000,000 | 99,272,400 |
| 9/24/07 | 5.21 | 19,700,000 a | 19,695,466 |
| 9/26/07 | 5.21 | 25,000,000 | 24,800,111 |
| 10/17/07 | 5.20 | 70,000,000 | 69,231,176 |
| 3/24/08 | 5.18 | 5,000,000 | 4,925,240 |
| **Total Investments** (cost $1,829,197,203) | | **99.7%** | **1,829,197,203** |
| **Cash and Receivables (Net)** | | **.3%** | **5,345,887** |
| **Net Assets** | | **100.0%** | **1,834,543,090** |

a  *Variable rate security—interest rate subject to periodic change.*

## Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| Federal Home Loan Bank System | 61.4 | Federal Farm Credit Bank | 38.3 |
| | | | **99.7** |

†  *Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF INVESTMENTS
July 31, 2007 (Unaudited)

| Dreyfus Treasury Cash Management | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| **Repurchase Agreements—100.3%** | | | |
| Banc of America Securities LLC<br>dated 7/31/07, due 8/1/07 in the amount of $800,112,889 (fully collateralized by $375,460,000 U.S. Treasury Bonds, 5.25%-8.75%, due 5/15/17-5/15/30, value $451,391,136 and $358,076,000 U.S. Treasury Notes, 4.50%-6.50%, due 6/30/08-5/15/17, value $364,609,034) | 5.08 | 800,000,000 | 800,000,000 |
| Barclays Financial LLC<br>dated 7/31/07, due 8/1/07 in the amount of $100,014,583 (fully collateralized by $126,850,717 Government National Mortgage Association, 5.50%-7.50%, due 8/15/33-7/20/37, value $102,000,001) | 5.25 | 100,000,000 | 100,000,000 |
| Barclays Financial LLC<br>dated 7/31/07, due 8/1/07 in the amount of $200,027,778 (fully collateralized by $186,311,000 Treasury Inflation Protected Securities, 1.875%, due 7/15/13, value $204,000,571) | 5.00 | 200,000,000 | 200,000,000 |
| Barclays Financial LLC<br>dated 7/31/07, due 8/1/07 in the amount of $100,014,556 (fully collateralized by $251,864,807 Government National Mortgage Association, 5.50%, due 1/15/34, value $102,000,000) | 5.24 | 100,000,000 | 100,000,000 |
| Bear Stearns Cos. Inc.<br>dated 7/31/07, due 8/1/07 in the amount of $300,042,083 (fully collateralized by $294,258,000 Treasury Inflation Protected Securities, 1.875%-2.375%, due 4/15/11-7/15/15, value $306,015,574) | 5.05 | 300,000,000 | 300,000,000 |
| Bear Stearns Cos. Inc.<br>dated 7/31/07, due 8/1/07 in the amount of $163,023,907 (fully collateralized by $421,506,327 Government National Mortgage Association, 5%-6.375%, due 5/20/24-7/20/37, value $166,264,661) | 5.28 | 163,000,000 | 163,000,000 |
| Citigroup Global Markets Holdings Inc.<br>dated 7/31/07, due 8/1/07 in the amount of $900,125,000 (fully collateralized by $4,383,000 Treasury Inflation Protected Securities, 2%, due 4/15/12, value $4,406,471, $35,427,000 U.S. Treasury Bills, due 11/23/07, value $34,885,675, $138,990,000 U.S. Treasury Bonds, 5.25%-6.75%, due 8/15/23-2/15/29, value $155,466,721, $144,955,000 U.S. Treasury Notes, 3.875%-4.375%, due 12/31/07-5/15/07, value $143,996,468 and $1,039,004,661 U.S.Treasury Strips, 8/15/07-2/15/37, value $579,245,633) | 5.00 | 900,000,000 | 900,000,000 |

| Dreyfus Treasury Cash Management (continued) | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| **Repurchase Agreements (continued)** | | | |
| Credit Suisse (USA) Inc. | | | |
| dated 7/31/07, due 8/1/07 in the amount of $800,113,778 (fully collateralized by $320,513,000 Treasury Inflation Protected Securities, 2.375%-3.875%, due 1/15/09-1/15/17, value $372,413,903 and $440,177,000 U.S. Treasury Notes, 4.25%-4.875%, due 2/28/11-8/15/13, value $443,586,820) | 5.12 | 800,000,000 | 800,000,000 |
| Deutsche Bank Securities | | | |
| dated 7/31/07, due 8/1/07 in the amount of $500,072,194 (fully collateralized by $434,108,329 Government National Mortgage Association, 5%-6%, due 8/15/17-8/15/37, value $205,500,175 and $808,937,000 U.S. Treasury Strips, due 11/15/26, value $304,500,066) | 5.15-5.27 | 500,000,000 | 500,000,000 |
| Goldman, Sachs & Co. | | | |
| dated 7/31/07, due 8/1/07 in the amount of $339,045,200 (fully collateralized by $31,086,000 U.S. Treasury Bonds, 11.75%, due 11/15/14, value $36,556,875 and $304,992,000 U.S. Treasury Notes, 3.25%-5%, due 1/31/08-8/15/11, value $309,223,663) | 4.80 | 339,000,000 | 339,000,000 |
| Greenwich Capital Markets | | | |
| dated 7/31/07, due 8/1/07 in the amount of $470,068,542 (fully collateralized by $484,522,735 Government National Mortgage Association, 4.32%-6.25%, due 10/15/07-1/15/49, value $479,400,489) | 5.25 | 470,000,000 | 470,000,000 |
| J.P. Morgan Chase & Co. | | | |
| dated 7/31/07, due 8/1/07 in the amount of $200,029,111 (fully collateralized by $265,146,000 Government National Mortgage Association, 5%-6%, due 10/15/34-6/15/37, value $204,001,224) | 5.24 | 200,000,000 | 200,000,000 |
| Lehman Brothers Inc. | | | |
| dated 7/31/07, due 8/1/07 in the amount of $500,067,361 (fully collateralized by $50,960,000 U.S. Treasury Notes, 4.625%, due 7/31/09, value $51,003,824 and cash, value $450,000,000) | 4.85 | 500,000,000 | 500,000,000 |
| Lehman Brothers Inc. | | | |
| dated 7/31/07, due 8/1/07 in the amount of $263,037,624 (fully collateralized by $675,509,433 Government National Mortgage Association, 3.50%-10%, due 11/15/07-7/15/37, value $268,235,730) | 5.15 | 263,000,000 | 263,000,000 |
| Merrill Lynch & Co. Inc. | | | |
| dated 7/31/07, due 8/1/07 in the amount of $250,035,208 (fully collateralized by $256,405,000 U.S. Treasury Bills, due 8/2/07-1/17/08, value $255,000,681) | 5.07 | 250,000,000 | 250,000,000 |

| Dreyfus Treasury Cash Management (continued) | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| **Repurchase Agreements (continued)** | | | |
| Merrill Lynch & Co. Inc. | | | |
| dated 7/31/07, due 8/1/07 in the amount of | | | |
| $717,103,965 (fully collateralized by $3,133,529,647 | | | |
| Government National Mortgage Association, | | | |
| 4.50%-7.50%, due 12/15/08-7/15/37, value $731,341,463) | 5.22 | 717,000,000 | 717,000,000 |
| Morgan Stanley | | | |
| dated 7/31/07, due 8/1/07 in the amount of | | | |
| $300,042,583 (fully collateralized by $305,301,000 | | | |
| U.S. Treasury Notes, 4.50%-4.875%, due | | | |
| 11/30/11-2/29/12, value $307,105,361) | 5.11 | 300,000,000 | 300,000,000 |
| UBS Securities LLC | | | |
| dated 7/31/07, due 8/1/07 in the amount of | | | |
| $476,067,301 (fully collateralized by $1,483,076,000 | | | |
| U.S. Treasury Strips, due 5/15/20-2/15/35, value | | | |
| $485,520,421) | 5.09 | 476,000,000 | 476,000,000 |
| **Total Investments** (cost $7,378,000,000) | **100.3%** | | **7,378,000,000** |
| **Liabilities, Less Cash and Receivables** | **(.3%)** | | **(21,858,067)** |
| **Net Assets** | **100.0%** | | **7,356,141,933** |

## Portfolio Summary (Unaudited)†

| | Value (%) |
|---|---|
| Repurchase Agreements | **100.3** |

† *Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF INVESTMENTS

July 31, 2007 (Unaudited)

| Dreyfus Treasury Prime Cash Management | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| **U.S. Treasury Bills—74.4%** | | | |
| 8/23/07 | 4.73 | 842,297,000 | 839,874,674 |
| 8/30/07 | 4.71 | 10,230,000 | 10,191,433 |
| 9/20/07 | 4.76 | 29,127,000 | 28,936,398 |
| 9/27/07 | 4.70 | 175,000,000 | 173,714,333 |
| 10/11/07 | 5.00 | 170,000,000 | 168,363,647 |
| 10/18/07 | 4.87 | 251,000,000 | 248,384,465 |
| 1/17/08 | 4.98 | 85,000,000 | 83,062,720 |
| **Total U.S. Treasury Bills** (cost $1,552,527,670) | | | **1,552,527,670** |
| **U.S. Treasury Notes—25.4%** | | | |
| 8/15/07 | 4.83 | 310,000,000 | 309,746,855 |
| 8/15/07 | 4.84 | 120,000,000 | 120,054,013 |
| 10/1/07 | 4.69 | 100,000,000 | 99,860,999 |
| **Total U.S. Treasury Notes** (cost $529,661,867) | | | **529,661,867** |
| **Total Investments** (cost $2,082,189,537) | **99.8%** | | **2,082,189,537** |
| **Cash and Receivables (Net)** | **.2%** | | **3,666,802** |
| **Net Assets** | **100.0%** | | **2,085,856,339** |

## Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| U.S. Treasury Bills | 74.4 | U.S. Treasury Notes | 25.4 |
| | | | **99.8** |

† Based on net assets.
See notes to financial statements.

# STATEMENT OF INVESTMENTS

July 31, 2007 (Unaudited)

| Dreyfus Municipal Cash Management Plus | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments−101.0%** | | | | |
| **Alabama−2.2%** | | | | |
| Jefferson County, GO Warrants (Liquidity Facility: Bayerische Landesbank and JPMorgan Chase Bank) | 3.66 | 8/1/07 | 14,000,000 [a] | 14,000,000 |
| Macon Trust Various Certificates (Spanish Fort Redevelopment Authority−Spanish Fort Town Center) (Liquidity Facility; Bank of America and LOC; Bank of America) | 3.68 | 8/7/07 | 20,750,000 [a,b] | 20,750,000 |
| **Arizona−1.6%** | | | | |
| Maricopa County Industrial Development Authority, MFHR (San Clemente Apartments Project) (Insured; FNMA and Liquidity Facility; FNMA) | 3.85 | 8/7/07 | 1,010,000 [a] | 1,010,000 |
| Phoenix Civic Improvement Corporation, Airport Revenue (Merlots Program) (Insured; FGIC and Liquidity Facility; Wachovia Bank) | 3.73 | 8/7/07 | 4,600,000 [a,b] | 4,600,000 |
| Salt River Project Agricultural Improvement and Power District, CP (Salt River Project) (Liquidity Facility: Bank of America, Citibank NA, JPMorgan Chase Bank, Marshall and Isley Bank and Wells Fargo Bank) | 3.75 | 9/12/07 | 11,000,000 | 11,000,000 |
| Tempe Industrial Development Authority, Senior Living Revenue (Friendship Village of Tempe Project) (LOC; Fortis Bank) | 3.64 | 8/7/07 | 8,000,000 [a] | 8,000,000 |
| **California−1.1%** | | | | |
| FHLMC Multifamily Certificates, Revenue (Insured; FHLMC and Liquidity Facility; FHLMC) | 3.71 | 8/7/07 | 16,624,870 [a,b] | 16,624,870 |
| **Colorado−3.3%** | | | | |
| Colorado Housing and Finance Authority, EDR (Wanco Inc. Project) (LOC; U.S. Bank NA) | 3.77 | 8/7/07 | 3,035,000 [a] | 3,035,000 |
| Denver City and County, Airport System Revenue (Insured; CIFG and Liquidity Facility; Morgan Stanley Bank) | 3.72 | 8/7/07 | 4,900,000 [a] | 4,900,000 |
| Denver City and County, Airport System Revenue, Refunding (Insured; AMBAC) | 5.75 | 11/15/07 | 3,320,000 | 3,338,659 |
| Erie, COP (LOC; Key Bank) | 3.68 | 8/7/07 | 4,270,000 [a] | 4,270,000 |
| Morgan Keegan Municipal Products Inc. Trust (City and County of Denver) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Natixis Commercial Paper Corporation) | 3.71 | 8/7/07 | 20,180,000 [a,b] | 20,180,000 |
| Vail, MFHR (Middle Creek Apartments) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Ixis Corporate and Investment Bank) | 3.74 | 8/7/07 | 15,985,000 [a,b] | 15,985,000 |
| **Connecticut−.3%** | | | | |
| New Haven, GO Notes, BAN | 4.00 | 3/26/08 | 5,000,000 | 5,007,272 |
| **Delaware−.3%** | | | | |
| Delaware Economic Development Authority, Revenue (Saint Anne's Episcopal School Project) (LOC; Wilmington Trust Co.) | 3.74 | 8/7/07 | 3,900,000 [a] | 3,900,000 |
| **District of Columbia−1.1%** | | | | |
| District of Columbia, Revenue, Refunding (American Association of Homes and Services for the Aging, Inc. Issue) (LOC; Unicredito Italiano SPA) | 3.68 | 8/7/07 | 11,090,000 [a] | 11,090,000 |
| Metropolitan Washington Airports Authority, Airport System Revenue, CP (LOC; Bank of America) | 3.80 | 8/15/07 | 6,000,000 | 6,000,000 |
| **Florida−3.5%** | | | | |
| Broward County, Sales Tax Revenue, CP (Liquidity Facility; Dexia Credit Locale) | 3.80 | 12/6/07 | 5,000,000 | 5,000,000 |

| Dreyfus Municipal<br>Cash Management Plus (continued) | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Florida (continued)** | | | | |
| Broward County Housing Finance Authority, MFHR<br>(Cypress Grove Apartments Project) (Liquidity Facility;<br>American International Group Funding Inc.) | 3.76 | 8/7/07 | 5,000,000 [a] | 5,000,000 |
| Lee Memorial Health System Board of Directors, HR<br>(Lee Memorial Health System) | 3.68 | 8/7/07 | 12,700,000 [a] | 12,700,000 |
| Leesburg, HR (The Villages Regional Hospital Project)<br>(Insured; Radian and Liquidity Facility; Bank of Nova Scotia) | 3.67 | 8/7/07 | 12,000,000 [a] | 12,000,000 |
| Miami-Dade County Industrial Development Authority, IDR<br>(Fine Art Lamps Project) (LOC; SunTrust Bank) | 3.68 | 8/7/07 | 3,650,000 [a] | 3,650,000 |
| Orange County Housing Finance Authority,<br>Homeowner Revenue (Insured: FNMA and GNMA<br>and Liquidity Facility; Lehman Liquidity LLC) | 3.72 | 8/7/07 | 1,615,000 [a,b] | 1,615,000 |
| Sunshine State Governmental Finance Commission,<br>Revenue, CP (Liquidity Facility; DEPFA Bank PLC) | 3.74 | 9/12/07 | 15,000,000 | 15,000,000 |
| **Georgia—4.9%** | | | | |
| Atlanta, Subordinate Lien Tax Allocation<br>(Atlantic Station Project) (LOC; Wachovia Bank) | 3.70 | 8/7/07 | 4,000,000 [a] | 4,000,000 |
| Atlanta Urban Residential Finance Authority, MFHR (Lindbergh<br>City Center Apartments Project) (LOC; Regions Bank) | 3.68 | 8/7/07 | 5,000,000 [a] | 5,000,000 |
| Bainbridge and Decatur County Development Authority, IDR<br>(Rand Group Limited Project) (LOC; National City Bank) | 3.74 | 8/7/07 | 9,675,000 [a] | 9,675,000 |
| Cobb County, GO Notes, TAN | 4.00 | 12/31/07 | 7,800,000 | 7,810,884 |
| Municipal Electric Authority of Georgia, CP (LOC; JPMorgan Chase Bank) | 3.73 | 9/7/07 | 10,800,000 | 10,800,000 |
| Private Colleges and University Authority, CP (Emory University Project) | 3.70 | 9/12/07 | 10,000,000 | 10,000,000 |
| RBC Municipal Products Inc. Trust (Dekalb County Housing Authority,<br>MFHR (North Hills Apartments Project)) (Liquidity Facility;<br>Royal Bank of Canada and LOC; Royal Bank of Canada) | 3.73 | 8/7/07 | 11,595,000 [a,b] | 11,595,000 |
| Savannah Economic Development Authority,<br>Exempt Facility Revenue (Home Depot Project) | 3.78 | 8/7/07 | 17,000,000 [a] | 17,000,000 |
| **Illinois—4.7%** | | | | |
| Chicago, Collateralized SFMR | 3.83 | 4/18/08 | 5,000,000 | 5,000,000 |
| Chicago, Collateralized SFMR (LOC; DEPFA Bank PLC) | 3.87 | 6/30/08 | 10,000,000 | 10,000,000 |
| Chicago, Collateralized SFMR (LOC; DEPFA Bank PLC) | 3.95 | 7/1/08 | 7,500,000 [c] | 7,500,000 |
| Chicago, IDR (Victoria Limited LLC Project) (LOC; ABN-AMRO) | 3.70 | 8/7/07 | 3,350,000 [a] | 3,350,000 |
| Chicago, Midway Airport Second Lien Revenue<br>(Insured; MBIA and Liquidity Facility; Bank One) | 3.77 | 8/1/07 | 6,000,000 [a] | 6,000,000 |
| Community Unit School District Number 308, Educational Purposes TAW | 4.00 | 1/1/08 | 7,000,000 | 7,008,496 |
| Illinois Educational Facilities Authority, Revenue, CP<br>(Pooled Finance Program) (LOC; Northern Trust Company) | 3.73 | 9/12/07 | 14,000,000 | 14,000,000 |
| Illinois Finance Authority, Revenue (Fenwick High<br>School, Inc. Project) (LOC; JPMorgan Chase Bank) | 3.68 | 8/7/07 | 7,835,000 [a] | 7,835,000 |
| Regional Transportation Authority, GO,<br>Refunding (Liquidity Facility; DEPFA Bank PLC) | 3.61 | 8/7/07 | 3,460,000 [a] | 3,460,000 |
| Upper Illinois River Valley Development Authority, SWDR<br>(Exolon-ESK Company Project) (LOC; Bank of America) | 3.69 | 8/7/07 | 8,405,000 [a] | 8,405,000 |

| Dreyfus Municipal<br>Cash Management Plus (continued) | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments** (continued) | | | | |
| **Indiana−2.3%** | | | | |
| Elkhart County, EDR (Four Seasons Manufacturing<br>  Project) (LOC; National City Bank) | 3.74 | 8/7/07 | 3,950,000 a | 3,950,000 |
| Hammond, Sewer and Solid Waste Disposal Revenue,<br>  Refunding (Cargill Inc. Project) | 3.69 | 8/7/07 | 6,500,000 a | 6,500,000 |
| Indiana Finance Authority, EDR (JRL Leasing, Inc. and<br>  LaSarre Co., LLC Project) (LOC; National City Bank) | 3.74 | 8/7/07 | 3,800,000 a | 3,800,000 |
| Indianapolis Local Public Improvement Bond Bank, Notes | 4.25 | 1/8/08 | 15,000,000 | 15,031,508 |
| Saint Joseph County, Health Care Facility Revenue (South Bend<br>  Medical Foundation Project) (LOC; National City Bank) | 3.69 | 8/7/07 | 2,700,000 a | 2,700,000 |
| Seymour, EDR (Pedcor Investments− Sycamore<br>  Springs Apartments Project) (LOC; FHLB) | 3.69 | 8/7/07 | 3,784,000 a | 3,784,000 |
| **Iowa−.3%** | | | | |
| Iowa Finance Authority, SFMR (Mortgage-Backed Securities Program)<br>  (Liquidity Facility; State Street Bank and Trust Co.) | 3.65 | 8/7/07 | 4,500,000 a | 4,500,000 |
| **Kansas−.5%** | | | | |
| Junction City, Temporary Notes | 5.00 | 8/1/07 | 2,000,000 | 2,000,000 |
| Junction City, Temporary Notes | 5.00 | 12/1/07 | 2,500,000 | 2,507,700 |
| Mission, MFHR, Refunding (The Falls<br>  Apartments Project) (Insured; FNMA) | 3.71 | 8/7/07 | 3,350,000 a | 3,350,000 |
| **Kentucky−3.5%** | | | | |
| Jefferson County, Retirement Home Revenue (Nazareth Literary<br>  and Benevolent Institution Project) (LOC; Fifth Third Bank) | 3.67 | 8/7/07 | 10,000,000 a | 10,000,000 |
| Kenton County Airport Board, Special Facilities Revenue<br>  (Airis Cincinnati LLC Project) (LOC; Deutsche Postbank) | 3.73 | 8/7/07 | 31,800,000 a | 31,800,000 |
| Kentucky Rural Water Finance Corporation,<br>  Public Projects Construction Notes | 3.70 | 10/1/07 | 12,000,000 | 12,000,000 |
| **Louisiana−4.0%** | | | | |
| Louisiana Public Facilities Authority, Revenue, Refunding<br>  (Putters Program) (Tulane University of Louisiana Project)<br>  (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank) | 3.67 | 8/7/07 | 14,545,000 a,b | 14,545,000 |
| Morgan Keegan Municipal Products Inc. (New Orleans Finance<br>  Authority) (Liquidity Facility; Lloyds TSB Bank PLC<br>  and LOC; Transamerica Life and Insurance) | 3.71 | 8/7/07 | 25,000,000 a,b | 25,000,000 |
| Morgan Keegan Municipal Products Inc.<br>  (New Orleans, SFMR) (Insured; Transamerica Life and<br>  Insurance and Liquidity Facility; Lloyds TSB Bank PLC) | 3.71 | 8/7/07 | 22,000,000 a,b | 22,000,000 |
| **Maine−.2%** | | | | |
| Auburn, Obligation Securities Revenue (J&A Properties and United<br>  Fabricants Strainrite Project) (LOC; Citizens Bank of Massachusetts) | 3.69 | 8/7/07 | 2,380,000 a | 2,380,000 |
| **Maryland−3.1%** | | | | |
| Maryland Economic Development Corporation, Revenue,<br>  Refunding (United Cerebral Palsy Project) (LOC; M&T Bank) | 3.73 | 8/7/07 | 2,054,500 a | 2,054,500 |
| Maryland Health and Higher Educational Facilities Authority,<br>  Revenue (University of Maryland Medical System Issue)<br>  (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank) | 3.61 | 8/7/07 | 46,095,000 a | 46,095,000 |

| Dreyfus Municipal<br>Cash Management Plus (continued) | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Massachusetts–3.2%** | | | | |
| Leominster, GO Notes, BAN | 4.00 | 11/8/07 | 10,000,000 | 10,007,640 |
| Macon Trust Various Certificates (Massachusetts Health and Educational Facilities Authority–Harvard Vanguard Medical Associates Issue) (Liquidity Facility; Bank of America and LOC; Bank of America) | 3.68 | 8/7/07 | 11,000,000 a,b | 11,000,000 |
| Massachusetts Development Finance Agency, Revenue (Northfield Mount Hermon School Issue) (Insured; Radian Bank and Liquidity Facility; Bank of America) | 3.70 | 8/7/07 | 5,000,000 a | 5,000,000 |
| Massachusetts Development Finance Agency, Revenue (Suffolk University Issue) (Insured; Assured Guaranty and Liquidity Facility; Citizens Bank of Massachusetts) | 3.67 | 8/7/07 | 6,400,000 a | 6,400,000 |
| Massachusetts Development Finance Agency, RRR (Waste Management, Inc. Project) (LOC; SunTrust Bank) | 3.68 | 8/7/07 | 5,500,000 a | 5,500,000 |
| Massachusetts Development Finance Agency, SWDR (Wheelabrator Milbury Inc. Project) (Liquidity Facility; JPMorgan Chase Bank) | 3.72 | 8/1/07 | 8,550,000 a | 8,550,000 |
| Massachusetts Development Finance Authority, Multifamily Revenue (Kennedy Lofts Project) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch and Co. Inc.) | 3.72 | 8/7/07 | 4,000,000 a,b | 4,000,000 |
| **Michigan–2.2%** | | | | |
| Eastern Michigan University Board of Regents, General Revenue, Refunding (Insured; XLCA and Liquidity Facility; Dexia Credit Locale) | 3.70 | 8/1/07 | 10,000,000 a | 10,000,000 |
| Michigan Hospital Finance Authority, HR (Chelsea Community Hospital) (LOC; National City Bank) | 3.70 | 8/7/07 | 3,620,000 a | 3,620,000 |
| Michigan Hospital Finance Authority, Revenue (Health Care Equipment Loan Program) (LOC; ABN-AMRO) | 3.67 | 8/7/07 | 5,000,000 a | 5,000,000 |
| Michigan Strategic Fund, LOR (HME Inc. Project) (LOC; Fifth Third Bank) | 3.74 | 8/7/07 | 2,050,000 a | 2,050,000 |
| Michigan Strategic Fund, LOR (Kaumagraph Flint Corporation Project) (LOC; Bank One) | 3.72 | 8/7/07 | 2,400,000 a | 2,400,000 |
| Michigan Strategic Fund, LOR (PFG Enterprises Inc. Project) (LOC; Huntington NB) | 3.91 | 8/7/07 | 2,660,000 a | 2,660,000 |
| Oakland County Economic Development Corporation, LOR (Michigan Seamless Tube LLC Project) (LOC; ABN-AMRO) | 3.79 | 8/7/07 | 3,300,000 a | 3,300,000 |
| Pittsfield Township Economic Development Corporation, LOR, Refunding (Arbor Project) (LOC; Comerica Bank) | 3.70 | 8/7/07 | 4,625,000 a | 4,625,000 |
| **Minnesota–.7%** | | | | |
| Minneapolis and Saint Paul Metropolitan Airports Commission, Airport Revenue (Insured; AMBAC and Liquidity Facility; Goldman Sachs Group) | 3.67 | 8/7/07 | 10,800,000 a,b | 10,800,000 |
| **Missouri–.9%** | | | | |
| Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Francis Medical Center) (LOC; Bank of America) | 3.70 | 8/1/07 | 10,665,000 a | 10,665,000 |
| Saint Louis Industrial Development Authority, MFHR (Windward Estates Project) (GIC; IXIS Corporate and Investment Bank and Liquidity Facility; Merrill Lynch Capital Services) | 3.74 | 8/7/07 | 3,570,000 a,b | 3,570,000 |

| Dreyfus Municipal<br>Cash Management Plus (continued) | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Montana−.2%** | | | | |
| Puttable Floating Option Tax Exempt Receipts (Montana Facility Finance Authority, HR (Benefis Healthcare System) (LOC; Assured Guaranty and Liquidity Facility; Merrill Lynch Capital Services) | 3.70 | 8/7/07 | 2,960,000 [a,b] | 2,960,000 |
| **New Hampshire−.3%** | | | | |
| New Hampshire Business Finance Authority, Water Facility Revenue (Pennichuck Water Works, Inc. Project) (Insured; AMBAC and Liquidity Facility; FHLB) | 3.64 | 10/1/07 | 3,955,000 | 3,955,000 |
| **New Mexico−.4%** | | | | |
| Dona Ana County, IDR (Foamex Products Inc. Project) (LOC; Bank of Nova Scotia) | 3.66 | 8/7/07 | 5,900,000 [a] | 5,900,000 |
| **North Carolina−7.2%** | | | | |
| Burke County Industrial Facilities and Pollution Control Financing Authority, IDR (Bauer Industries Inc. Project) (LOC; Bank of Montreal) | 3.73 | 8/7/07 | 1,355,000 [a] | 1,355,000 |
| Durham County, Multifamily Revenue (Falls Pointe Apartments) (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch) | 3.72 | 8/7/07 | 4,180,000 [a,b] | 4,180,000 |
| North Carolina Education Assistance Authority, Student Loan Revenue (Insured; AMBAC and Liquidity Facility; Royal Bank of Canada) | 3.68 | 8/7/07 | 70,000,000 [a] | 70,000,000 |
| Raleigh-Durham Airport Authority, Airport Revenue (Insured; XLCA and Liquidity Facility; SunTrust Bank) | 3.65 | 8/7/07 | 37,000,000 [a] | 37,000,000 |
| **Ohio−6.1%** | | | | |
| Cleveland-Cuyahoga County Port Authority, Development Revenue, Refunding (Judson Project) (LOC; National City Bank) | 3.66 | 8/7/07 | 11,320,000 [a] | 11,320,000 |
| Cuyahoga County, IDR (King Nut Project) (LOC; Key Bank) | 3.76 | 8/7/07 | 3,125,000 [a] | 3,125,000 |
| Hamilton County, Hospital Facilities Revenue (Christ Hospital) (Insured; FSA and Liquidity Facility; Svenska Handelsbanken) | 3.70 | 8/7/07 | 9,900,000 [a,b] | 9,900,000 |
| Middletown, Hospital Facilities Revenue (Middletown Hospital Group) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch) | 3.70 | 8/7/07 | 20,510,000 [a,b] | 20,510,000 |
| Ohio Water Development Authority, PCR, Refunding (FirstEnergy Nuclear Generation Corporation Project) (LOC; Barclays Bank PLC) | 3.68 | 8/7/07 | 9,700,000 [a] | 9,700,000 |
| Student Loan Funding Corporation, Student Loan Senior Revenue, Refunding (Liquidity Facility; Student Loan Marketing Association) | 3.74 | 8/7/07 | 40,000,000 [a] | 40,000,000 |
| **Oregon−2.3%** | | | | |
| Oregon, Homeowner Revenue (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale and LOC; Trinity Funding Corporation) | 3.70 | 8/7/07 | 8,910,000 [a,b] | 8,910,000 |
| Oregon Department of Administrative Services, COP (Putters Program) (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank) | 3.67 | 8/7/07 | 14,945,000 [a,b] | 14,945,000 |
| Washington County Housing Authority, MFHR (Cedar Mill Project) (LOC; M&T Bank) | 3.76 | 8/7/07 | 11,600,000 [a] | 11,600,000 |
| **Pennsylvania−14.9%** | | | | |
| Allegheny County Hospital Development Authority, Health Center Revenue, Refunding (Presbyterian University Health System, Inc. Project) (Insured; MBIA and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) | 3.66 | 8/7/07 | 10,000,000 [a,b] | 10,000,000 |

| Dreyfus Municipal<br>  Cash Management Plus (continued) | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Pennsylvania (continued)** | | | | |
| Beaver County Industrial Development Authority, EIR<br>  (BASF Corporation Project) (LOC; BASF AG) | 3.78 | 8/1/07 | 4,000,000 [a] | 4,000,000 |
| Chartiers Valley Industrial and Commercial Development<br>  Authority, Revenue (Wesley Hills Project) (LOC; Fifth Third Bank) | 3.70 | 8/7/07 | 7,650,000 [a] | 7,650,000 |
| Dauphin County General Authority, Revenue (School District<br>  Pooled Financing Program) (Insured; FSA and Liquidity<br>  Facility: Bank of Nova Scotia and KBC Bank) | 3.64 | 8/7/07 | 55,000,000 [a] | 55,000,000 |
| Dauphin County General Authority, Revenue (School District<br>  Pooled Financing Program) (Insured; FSA and Liquidity<br>  Facility: Bank of Nova Scotia and KBC Bank) | 3.64 | 8/7/07 | 16,000,000 [a] | 16,000,000 |
| Dauphin County General Authority, Revenue (School District<br>  Pooled Financing Program II) (Insured; AMBAC and Liquidity<br>  Facility; Bank of Nova Scotia) | 3.64 | 8/7/07 | 2,375,000 [a] | 2,375,000 |
| Delaware County Authority, Health System Revenue (Mercy Health<br>  System of Southeastern Pennsylvania Issue) (Liquidity Facility;<br>  Westdeutsche Landesbank and LOC; Westdeutsche Landesbank) | 3.70 | 8/7/07 | 8,985,000 [a,b] | 8,985,000 |
| Emmaus General Authority, Local Government Revenue<br>  (LOC; DEPFA Bank PLC) | 3.67 | 8/7/07 | 5,500,000 [a] | 5,500,000 |
| Emmaus General Authority, Local Government Revenue<br>  (LOC; DEPFA Bank PLC) | 3.67 | 8/7/07 | 6,400,000 [a] | 6,400,000 |
| Emmaus General Authority, Local Government Revenue<br>  (LOC; DEPFA Bank PLC) | 3.67 | 8/7/07 | 17,300,000 [a] | 17,300,000 |
| Emmaus General Authority, Local Government Revenue<br>  (LOC; DEPFA Bank PLC) | 3.67 | 8/7/07 | 9,500,000 [a] | 9,500,000 |
| Emmaus General Authority, Local Government Revenue<br>  (LOC; Goldman Sachs Group Inc.) | 3.66 | 8/7/07 | 4,400,000 [a] | 4,400,000 |
| Franklin County Industrial Development Authority,<br>  Revenue (Menno Haven Project) (Insured; Radian<br>  Bank and Liquidity Facility; Bank of America) | 3.66 | 8/7/07 | 14,435,000 [a] | 14,435,000 |
| Horizon Hospital System Authority, Senior<br>  Health and Housing Facilities Revenue<br>  (Saint Paul Homes Project) (LOC; M&T Bank) | 3.66 | 8/7/07 | 5,400,000 [a] | 5,400,000 |
| Lancaster Municipal Authority, Revenue (Ephrata<br>  Community Hospital Project) (LOC; Fulton Bank) | 3.71 | 8/7/07 | 3,800,000 [a] | 3,800,000 |
| Lancaster Municipal Authority, Revenue (Garden<br>  Spot Village Project) (LOC; Fulton Bank) | 3.67 | 8/7/07 | 7,435,000 [a] | 7,435,000 |
| Lawrence County Industrial Development Authority,<br>  Revenue (Villa Maria Project) (LOC; Allied Irish Banks) | 3.65 | 8/7/07 | 5,241,000 [a] | 5,241,000 |
| Montgomery County Industrial Development Authority, Revenue<br>  (Recigno Laboratories, Inc. Project) (LOC; Wachovia Bank) | 3.78 | 8/7/07 | 1,530,000 [a] | 1,530,000 |
| Pennsylvania Higher Education Assistance Agency,<br>  Student Loan Revenue (Insured; AMBAC<br>  and Liquidity Facility; Morgan Stanley Bank) | 3.67 | 8/7/07 | 16,800,000 [a] | 16,800,000 |

| Dreyfus Municipal<br>Cash Management Plus (continued) | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Pennsylvania (continued)** | | | | |
| Philadelphia, Airport Revenue, Refunding (Insured; MBIA<br>and Liquidity Facility; JPMorgan Chase Bank) | 3.68 | 8/7/07 | 10,700,000 a | 10,700,000 |
| Puttable Floating Option Tax Exempt Receipts (Montgomery<br>County Redevelopment Authority, MFHR, Hunt<br>Club Apartments) (Liquidity Facility; Merrill Lynch<br>Capital Services and LOC; Merrill Lynch Capital Services) | 3.70 | 8/7/07 | 10,000,000 a,b | 10,000,000 |
| West Cornwall Township Municipal Authority, GO Notes,<br>Refunding (Bethlehem Area School District Project)<br>(Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 3.64 | 8/7/07 | 9,800,000 a | 9,800,000 |
| West Cornwall Township Municipal Authority, Revenue,<br>Refunding (Pennsylvania General Government Loan Program)<br>(Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 3.64 | 8/7/07 | 1,003,000 a | 1,003,000 |
| **South Carolina−.5%** | | | | |
| South Carolina Jobs-Economic Development Authority, EDR<br>(Pharmaceutical Associates, Inc. Project) (LOC; Wachovia Bank) | 3.73 | 8/7/07 | 2,250,000 a | 2,250,000 |
| South Carolina Jobs-Economic Development Authority, HR<br>(Oconee Memorial Hospital, Inc. Project) (Insured;<br>Radian Group and Liquidity Facility; Wachovia Bank) | 3.67 | 8/7/07 | 5,400,000 a | 5,400,000 |
| **Tennessee−2.3%** | | | | |
| Memphis Health Educational and Housing Facility Board, MFHR<br>(Summit Park Apartments Project) (LOC; First Tennessee Bank) | 3.85 | 8/7/07 | 5,000,000 a | 5,000,000 |
| Shelby County, GO, Refunding (Liquidity Facility; Dexia Credit Locale) | 3.60 | 8/7/07 | 31,450,000 a | 31,450,000 |
| **Texas−9.7%** | | | | |
| ABN AMRO Munitops Certificates Trust (Tarrant Regional Water District,<br>Water Revenue) (Insured; FGIC and Liquidity Facility; ABN-AMRO) | 3.67 | 8/7/07 | 4,800,000 a,b | 4,800,000 |
| Brazos River Harbor Navigation Distict, Harbor Revenue<br>(BASF Corporation Project) | 3.78 | 8/1/07 | 7,000,000 a | 7,000,000 |
| El Paso County Hospital District, GO Notes (Putters Program)<br>(Insured; AMBAC and Liquidity Facility; Deutsche Postbank) | 3.67 | 8/7/07 | 3,465,000 a,b | 3,465,000 |
| Fort Bend County, Toll Road Revenue (Putters Program)<br>(Insured; FGIC and Liquidity Facility; PB Finance Inc.) | 3.67 | 8/7/07 | 2,775,000 a,b | 2,775,000 |
| Harris County Health Facilities Development Corporation,<br>Revenue (The Methodist Hospital System) | 3.60 | 8/7/07 | 50,000,000 a | 50,000,000 |
| Harris County Metropolitan Transportation Authority, Sales<br>and Use Tax Revenue, CP (LOC; DEPFA Bank PLC) | 3.72 | 10/17/07 | 11,000,000 | 11,000,000 |
| Houston, Airport System Revenue, CP (LOC; Dexia Credit Locale) | 3.75 | 12/6/07 | 10,000,000 | 10,000,000 |
| Houston, CP (Liquidity Facility; DEPFA Bank PLC) | 3.72 | 11/13/07 | 14,000,000 | 14,000,000 |
| Montgomery County Housing Finance Corporation, MFHR<br>(Park at Woodline Townhomes) (LOC; Citibank NA) | 3.70 | 8/7/07 | 7,500,000 a | 7,500,000 |
| Permian Basin Regional Housing Finance Corporation, SFMR<br>(Guaranteed Mortgage-Backed Securities Program) (GIC; Aegon NV) | 3.84 | 9/4/07 | 5,455,000 | 5,455,000 |
| Port of Port Arthur Navigation District, Revenue, CP (BASF AG) | 3.82 | 10/9/07 | 10,000,000 | 10,000,000 |
| Revenue Bond Certificate Series Trust Various States,<br>Housing Revenue (Pebble Brooke) (GIC; AIG Funding Inc.) | 3.83 | 8/7/07 | 7,000,000 a,b | 7,000,000 |

| Dreyfus Municipal Cash Management Plus (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Texas (continued)** | | | | |
| Revenue Bond Certificate Series Trust Various States, Revenue (Chimney Project) (GIC; AIG Funding Inc.) | 3.83 | 8/7/07 | 6,160,000 [a,b] | 6,160,000 |
| Texas Municipal Gas Acquisition and Supply Corporation I, Gas Supply Revenue (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch) | 3.69 | 8/7/07 | 11,800,000 [a,b] | 11,800,000 |
| **Utah—.9%** | | | | |
| Murray City, HR (IHC Health Services Inc.) | 3.58 | 8/7/07 | 13,600,000 [a] | 13,600,000 |
| **Vermont—.7%** | | | | |
| University of Vermont and State Agricultural College, CP | 3.72 | 9/6/07 | 4,530,000 | 4,530,000 |
| Vermont Economic Development Authority, Revenue, CP (Economic Development Capital Program) (LOC; JPMorgan Chase Bank) | 3.78 | 10/16/07 | 6,800,000 | 6,800,000 |
| **Virginia—2.2%** | | | | |
| Fairfax County Economic Development Authority, RRR, Refunding (Insured; AMBAC) | 6.00 | 2/1/08 | 6,000,000 | 6,065,580 |
| Norfolk Economic Development Authority, New Empowerment Zone Facility Revenue (Metro Machine Corp. Project) (LOC; Wachovia Bank) | 3.71 | 8/7/07 | 5,600,000 [a] | 5,600,000 |
| Virginia Beach Development Authority, IDR, Refunding (Giant Square Shopping Center Company, LLP Project) (LOC; Wachovia Bank) | 3.68 | 8/7/07 | 3,300,000 [a] | 3,300,000 |
| Virginia Housing Development Authority, Commonwealth Mortgage Revenue (Draw Down Program) | 3.85 | 8/2/07 | 20,000,000 | 20,000,000 |
| **Washington—2.6%** | | | | |
| Everett Industrial Development Corporation, Exempt Facilities Revenue (Kimberly-Clark Corporation Project) | 3.68 | 8/7/07 | 3,200,000 [a] | 3,200,000 |
| Pierce County Economic Development Corporation, Multi-Mode Industrial Revenue (SeaTac Packaging Project) (LOC; HSBC Bank USA) | 3.74 | 8/7/07 | 5,590,000 [a] | 5,590,000 |
| Washington Economic Development Finance Authority, SWDR (Cedar Grove Composing Project) (LOC; Wells Fargo Bank) | 3.70 | 8/7/07 | 4,800,000 [a] | 4,800,000 |
| Washington Economic Development Finance Authority, SWDR (Lemay Enterprises Project) (LOC; Bank of America) | 3.70 | 8/7/07 | 5,450,000 [a] | 5,450,000 |
| Washington Economic Development Finance Authority, SWDR (Waste Management Project) (LOC; Bank of America) | 3.69 | 8/7/07 | 5,500,000 [a] | 5,500,000 |
| Washington Housing Finance Commission, MFHR (Queen Anne Project) (LOC; Bank of America) | 3.70 | 8/7/07 | 7,500,000 [a] | 7,500,000 |
| Washington Housing Finance Commission, MFHR (The Vintage at Chehalis Senior Living Project) (Liquidity Facility; FNMA and LOC; FNMA) | 3.69 | 8/7/07 | 8,190,000 [a] | 8,190,000 |
| **Wisconsin—3.5%** | | | | |
| Fond Du Lac, Waterworks System Revenue, BAN | 4.50 | 7/1/08 | 5,000,000 | 5,025,217 |
| Howard-Suamico School District, BAN | 4.00 | 2/1/08 | 8,300,000 | 8,305,146 |
| New Richmond School District, BAN | 4.13 | 6/6/08 | 4,500,000 | 4,506,496 |
| Puttable Floating Option Tax Exempt Receipts (Wisconsin Housing and Economic Development Authority, Single Family Revenue) (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale and LOC; Pallas Capital) | 3.74 | 8/7/07 | 6,130,000 [a,b] | 6,130,000 |

| Dreyfus Municipal<br>  Cash Management Plus (continued) | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments** (continued) | | | | |
| **Wisconsin (continued)** | | | | |
| Seymour Community School District, BAN | 4.00 | 4/1/08 | 7,500,000 | 7,500,959 |
| Wisconsin Health and Educational Facilities Authority,<br>  Revenue (Gunderson Lutheran) (Insured; FSA and<br>  Liquidity Facility; Dexia Credit Locale) | 3.70 | 8/1/07 | 10,770,000 [a] | 10,770,000 |
| Wisconsin Housing and Economic Development Authority,<br>  Home Ownership Revenue (Liquidity Facility; Fortis Bank) | 3.68 | 8/7/07 | 12,500,000 [a] | 12,500,000 |
| **Wyoming—2.0%** | | | | |
| Campbell County, IDR (Two Elk Power Generation Station<br>  Project) (GIC; American International Group Funding Inc.) | 3.75 | 11/30/07 | 21,300,000 | 21,300,000 |
| Campbell County, IDR (Two Elk Power Generation Station<br>  Project) (LOC; Citibank NA) | 3.75 | 11/30/07 | 10,000,000 | 10,000,000 |
| **U.S. Related—1.3%** | | | | |
| Puerto Rico Aqueduct and Sewer Authority, Revenue<br>  (Liquidity Facility; Citibank NA and LOC; Citibank NA) | 3.67 | 8/7/07 | 20,000,000 [a,b] | 20,000,000 |
| **Total Investments** (cost $1,570,072,927) | | | **101.0%** | **1,570,072,927** |
| **Liabilities, Less Cash and Receivables** | | | **(1.0%)** | **(15,393,161)** |
| **Net Assets** | | | **100.0%** | **1,554,679,766** |

*See footnotes on page 54.*
*See notes to financial statements.*

# STATEMENT OF INVESTMENTS
July 31, 2007 (Unaudited)

| Dreyfus New York<br>Municipal Cash Management | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments−96.8%** | | | | |
| **New York−94.3%** | | | | |
| Albany Industrial Development Agency, Civic Facility Revenue<br>(Albany Medical Center Hospital Project) (LOC; Key Bank) | 3.62 | 8/7/07 | 5,000,000 a | 5,000,000 |
| Albany Industrial Development Agency, Civic Facility Revenue<br>(University at Albany Foundation Student Housing<br>Corporation−Empire Commons East Project)<br>(Insured; AMBAC and Liquidity Facility; Key Bank) | 3.64 | 8/7/07 | 4,630,000 a | 4,630,000 |
| Albany Industrial Development Agency, Senior Housing<br>Revenue (South Mall Towers Albany, L.P. Project)<br>(Insured; FNMA and Liquidity Facility; FNMA) | 3.63 | 8/7/07 | 6,700,000 a | 6,700,000 |
| Amsterdam Enlarged City School District, GO Notes, BAN | 4.00 | 7/3/08 | 1,100,000 | 1,102,431 |
| Austin Trust Various Certificates (New York City Municipal<br>Water Finance Authority, Water and Sewer System<br>Revenue) (Liquidity Facility; Bank of America) | 3.65 | 8/7/07 | 5,170,000 a,b | 5,170,000 |
| Avoca Central School District, GO Notes, BAN | 4.00 | 6/26/08 | 2,200,000 | 2,203,819 |
| BB&T Municipal Trust (New York State Dormitory Authority, Fashion<br>Institute of Technology Housing Corporation, Insured Revenue)<br>(Insured; FGIC and Liquidity Facility; Branch Banking and Trust Co.) | 3.67 | 8/7/07 | 12,665,000 a,b | 12,665,000 |
| Chautauqua County, GO Notes, TAN | 4.00 | 12/21/07 | 3,500,000 | 3,505,274 |
| Chautauqua County Industrial Development Agency, Civic<br>Facility Revenue (Gerry Homes Project) (LOC; HSBC Bank USA) | 3.80 | 8/7/07 | 12,930,000 a | 12,930,000 |
| Chemung County Industrial Development Agency, IDR<br>(MMARS 2nd Program) (LOC; HSBC Bank USA) | 3.80 | 8/7/07 | 1,045,000 a | 1,045,000 |
| Cincinnatus Central School District, GO Notes, BAN | 4.00 | 6/18/08 | 3,200,000 | 3,206,757 |
| Clinton County Industrial Development Agency, Civic Facility<br>Revenue (Champlain Valley Physicians Hospital Medical<br>Center Project) (Insured; Radian and Liquidity Facility; Key Bank) | 3.65 | 8/7/07 | 2,100,000 a | 2,100,000 |
| Cohoes Industrial Development Agency, Civic Facility<br>Revenue (Columbia Crest Senior Housing<br>Project) (LOC; Citizens Bank of Massachusetts) | 3.62 | 8/7/07 | 4,885,000 a | 4,885,000 |
| Colonie, GO Notes, BAN | 4.00 | 4/4/08 | 1,600,000 | 1,602,616 |
| Colonie, GO Notes, BAN | 4.25 | 4/4/08 | 2,742,700 | 2,750,715 |
| Dutchess County Industrial Development Agency,<br>Civic Facility Revenue (Anderson Foundation for<br>Autism, Inc. Project) (LOC; M&T Bank) | 3.66 | 8/7/07 | 9,625,000 a | 9,625,000 |
| Dutchess County Industrial Development Agency,<br>Civic Facility Revenue, Refunding (Lutheran Center at<br>Poughkeepsie, Inc. Project) (LOC; Key Bank) | 3.64 | 8/7/07 | 3,750,000 a | 3,750,000 |
| Erie County Industrial Development Agency, Civic Facility<br>Revenue (D'Youville College Project) (LOC; HSBC Bank USA) | 3.80 | 8/7/07 | 7,115,000 a | 7,115,000 |
| Erie County Industrial Development Agency, Civic Facility<br>Revenue (Heritage Center Project) (LOC; Key Bank) | 3.69 | 8/7/07 | 2,155,000 a | 2,155,000 |
| Erie County Industrial Development Agency, Civic Facility<br>Revenue (YMCA of Greater Buffalo Project) (LOC; HSBC Bank USA) | 3.80 | 8/7/07 | 1,125,000 a | 1,125,000 |
| Erie County Industrial Development Agency, Civic Facility<br>Revenue (YMCA of Greater Buffalo Project) (LOC; HSBC Bank USA) | 3.80 | 8/7/07 | 3,850,000 a | 3,850,000 |
| Erie County Industrial Development Agency, IDR (Hydro-Air<br>Components Inc. Project) (LOC; HSBC Bank USA) | 3.72 | 8/7/07 | 4,800,000 a | 4,800,000 |

| Dreyfus New York Municipal Cash Management (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **New York (continued)** | | | | |
| Erie County Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch) | 3.66 | 8/7/07 | 3,245,000 [a,b] | 3,245,000 |
| Glens Falls City School District, GO Notes, RAN | 4.25 | 6/18/08 | 1,000,000 | 1,004,232 |
| Guilderland Industrial Development Agency, Civic Facility Revenue (Wildwood Programs, Inc. Project) (LOC; Key Bank) | 3.69 | 8/7/07 | 4,580,000 [a] | 4,580,000 |
| Hamburg Central School District, GO Notes, BAN | 4.25 | 7/3/08 | 2,055,000 | 2,063,184 |
| Haverstraw-Stony Point Central School District, GO (Insured; FSA and Liquidity Facility; Citicorp) | 3.66 | 8/7/07 | 6,300,000 [a,b] | 6,300,000 |
| Hempstead Town Industrial Development Agency, Multifamily Revenue (Terrace 100 LP Facility) (Liquidity Facility; Bank of America and LOC; Bank of America) | 3.67 | 8/7/07 | 6,220,000 [a,b] | 6,220,000 |
| Herkimer County Industrial Development Agency, IDR (F.E. Hale Manufacturing Company Facility) (LOC; HSBC Bank USA) | 3.80 | 8/7/07 | 2,290,000 [a] | 2,290,000 |
| Hudson Yards Infrastructure Corporation, Hudson Yards Senior Revenue (Insured; FGIC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) | 3.66 | 8/7/07 | 38,400,000 [a,b] | 38,400,000 |
| Long Island Power Authority, CP (Long Island Lighting Company Project) (LOC; JPMorgan Chase Bank) | 3.70 | 9/6/07 | 2,000,000 | 2,000,000 |
| Long Island Power Authority, CP (Long Island Lighting Company Project) (LOC; JPMorgan Chase Bank) | 3.73 | 9/6/07 | 1,000,000 | 1,000,000 |
| Metropolitan Transportation Authority, Transportation Revenue, CP (LOC; ABN-AMRO) | 3.72 | 9/21/07 | 17,500,000 | 17,500,000 |
| Metropolitan Transportation Authority, Transportation Revenue, CP (LOC; ABN-AMRO) | 3.72 | 10/11/07 | 10,000,000 | 10,000,000 |
| Monroe County Industrial Development Agency, IDR (Chaney Enterprise) (LOC; M&T Bank) | 3.81 | 8/7/07 | 2,550,000 [a] | 2,550,000 |
| Monroe County Industrial Development Agency, IDR (Genesee Metal Stampings Inc. Facility) (LOC; HSBC Bank USA) | 3.80 | 8/7/07 | 700,000 [a] | 700,000 |
| Monroe County Industrial Development Agency, LR (Robert Weslayan College Project) (LOC; M&T Bank) | 3.66 | 8/7/07 | 2,800,000 [a] | 2,800,000 |
| Nassau County, GO Notes, TAN | 4.00 | 9/30/07 | 27,000,000 | 27,009,561 |
| Nassau County, GO Notes, TAN | 4.25 | 9/30/07 | 12,000,000 | 12,013,958 |
| Nassau County Industrial Development Agency, Civic Facility Revenue (Saint Mary's Children Project) (LOC; Commerce Bank) | 3.66 | 8/7/07 | 1,860,000 [a] | 1,860,000 |
| Nassau County Tobacco Settlement Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch) | 3.67 | 8/7/07 | 10,000,000 [a,b] | 10,000,000 |
| New York City (Liquidity Facility; Merrill Lynch) | 3.66 | 8/7/07 | 7,000,000 [a,b] | 7,000,000 |
| New York City (LOC; Bank of America) | 3.67 | 8/1/07 | 10,735,000 [a] | 10,735,000 |
| New York City, CP (Insured; MBIA and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) | 3.71 | 9/13/07 | 6,000,000 | 6,000,000 |
| New York City, GO Notes | 5.00 | 8/1/07 | 7,325,000 | 7,325,000 |
| New York City, GO Notes | 5.00 | 8/1/07 | 4,895,000 | 4,895,000 |
| New York City, GO Notes | 5.75 | 8/1/07 | 2,100,000 | 2,100,000 |
| New York City, GO Notes | 7.25 | 8/15/07 | 2,490,000 | 2,493,444 |

| Dreyfus New York Municipal Cash Management (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **New York (continued)** | | | | |
| New York City Housing Development Corporation, Multi-Family Rental Housing Revenue (One Columbus Place Development) (LOC; FNMA) | 3.63 | 8/7/07 | 37,200,000 [a] | 37,200,000 |
| New York City Industrial Development Agency, Civic Facility Revenue (2000 Columbia Grammar and Preparatory School Project) (LOC; Allied Irish Banks) | 3.65 | 8/7/07 | 5,515,000 [a] | 5,515,000 |
| New York City Industrial Development Agency, Civic Facility Revenue (Birch Wathen Lenox School Project) (LOC; Allied Irish Banks) | 3.65 | 8/7/07 | 5,250,000 [a] | 5,250,000 |
| New York City Industrial Development Agency, Civic Facility Revenue (Ethical Culture Fieldston School Project) (Insured; XLCA and Liquidity Facility; Dexia Credit Locale) | 3.60 | 8/7/07 | 5,300,000 [a] | 5,300,000 |
| New York City Industrial Development Agency, Civic Facility Revenue (French Institute-Alliance Francaise de New York–Federation of French Alliances in the United States Project) (LOC; M&T Bank) | 3.70 | 8/7/07 | 2,355,000 [a] | 2,355,000 |
| New York City Industrial Development Agency, Civic Facility Revenue (Jewish Community Center on the Upper West Side, Inc. Project) (LOC; M&T Bank) | 3.66 | 8/7/07 | 5,000,000 [a] | 5,000,000 |
| New York City Industrial Development Agency, Civic Facility Revenue (Sephardic Community Youth Center, Inc. Project) (LOC; M&T Bank) | 3.66 | 8/7/07 | 5,000,000 [a] | 5,000,000 |
| New York City Industrial Development Agency, Civic Facility Revenue (Village Community School Project) (LOC; M&T Bank) | 3.70 | 8/7/07 | 2,440,000 [a] | 2,440,000 |
| New York City Industrial Development Agency, Civic Facilty Revenue (Wartburg Lutheran Home for the Aging and Wartburg Nursing Home, Inc. Project) (LOC; Key Bank) | 3.64 | 8/7/07 | 8,800,000 [a] | 8,800,000 |
| New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center, LLC Project) (LOC; Citibank NA and Liquidity Facility; Citibank NA) | 3.66 | 8/7/07 | 2,200,000 [a,b] | 2,200,000 |
| New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank) | 3.65 | 8/7/07 | 7,360,000 [a,b] | 7,360,000 |
| New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Bayerische Landesbank) | 3.66 | 8/1/07 | 500,000 [a] | 500,000 |
| New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) | 3.66 | 8/1/07 | 200,000 [a] | 200,000 |
| New York Counties Tobacco Trust I, Revenue (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch) | 3.66 | 8/7/07 | 9,610,000 [a,b] | 9,610,000 |
| New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch) | 3.66 | 8/7/07 | 15,225,000 [a,b] | 15,225,000 |
| New York Liberty Development Corporation, Revenue (Goldman Sachs Headquarters Issue) (Liquidity Facility; Citibank NA) | 3.66 | 8/7/07 | 9,300,000 [a,b] | 9,300,000 |
| New York State (LOC; Dexia Credit Locale) | 3.70 | 12/4/07 | 4,500,000 | 4,500,000 |
| New York State (LOC; Dexia Credit Locale) | 3.70 | 1/8/08 | 18,500,000 | 18,500,000 |

| Dreyfus New York<br>Municipal Cash Management (continued) | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **New York (continued)** | | | | |
| New York State, CP (LOC: Bayerische Landesbank, JPMorgan<br>Chase Bank and Landesbank Hessen-Thuringen Girozentrale) | 3.70 | 11/2/07 | 8,400,000 | 8,400,000 |
| New York State Dormitory Authority, Insured Revenue (Long Island<br>University) (Insured; CIFG and Liquidity Facility; Dexia Credit Locale) | 3.70 | 8/1/07 | 1,940,000 [a] | 1,940,000 |
| New York State Dormitory Authority, Insured Revenue (Long Island<br>University) (Insured; CIFG and Liquidity Facility; Dexia Credit Locale) | 3.70 | 8/1/07 | 9,900,000 [a] | 9,900,000 |
| New York State Dormitory Authority, Revenue (Mount Sinai<br>NYU Health Obligated Group) (Liquidity Facility; Merrill Lynch) | 3.66 | 8/7/07 | 9,335,000 [a,b] | 9,335,000 |
| New York State Dormitory Authority, Revenue<br>(Park Ridge Hospital Inc.) (LOC; JPMorgan Chase Bank) | 3.63 | 8/7/07 | 19,800,000 [a] | 19,800,000 |
| New York State Dormitory Authority, Revenue, CP (Cornell University) | 3.70 | 8/8/07 | 12,000,000 | 12,000,000 |
| New York State Housing Finance Agency, Housing Revenue<br>(66 West 38th Street) (Liquidity Facility; FNMA and LOC; FNMA) | 3.63 | 8/7/07 | 10,500,000 [a] | 10,500,000 |
| New York State Housing Finance Agency, Housing Revenue<br>(70 Battery Place) (LOC; FNMA) | 3.63 | 8/7/07 | 6,550,000 [a] | 6,550,000 |
| New York State Housing Finance Agency, Housing Revenue<br>(250 West 93rd Street) (LOC; Bank of America) | 3.63 | 8/7/07 | 4,900,000 [a] | 4,900,000 |
| New York State Housing Finance Agency, Housing Revenue<br>(316 Eleventh Avenue) (Liquidity Facility; FNMA and LOC; FNMA) | 3.62 | 8/7/07 | 20,000,000 [a] | 20,000,000 |
| New York State Housing Finance Agency, Housing Revenue<br>(Avalon Bowery Place II) (LOC; Bank of America) | 3.65 | 8/7/07 | 11,000,000 [a] | 11,000,000 |
| New York State Urban Development Corporation, COP (James A. Farley<br>Post Office Project) (Liquidity Facility; Citigroup and LOC; Citigroup) | 3.68 | 8/7/07 | 16,475,000 [a,b] | 16,475,000 |
| New York State Urban Development Corporation,<br>State Personal Income Tax Revenue (State Facilities<br>and Equipment) (Liquidity Facility; Morgan Stanley Bank) | 3.65 | 8/7/07 | 33,480,000 [a,b] | 33,480,000 |
| Newburgh Industrial Development Agency, Civic Facility<br>Revenue (Community Development Properties<br>Dubois Street II, Inc. Project) (LOC; Key Bank) | 3.64 | 8/7/07 | 3,500,000 [a] | 3,500,000 |
| Niagara County Industrial Development Agency,<br>Civic Facility Revenue (Niagara University Project)<br>(Insured; Radian Group and Liquidity Facility; HSBC Bank USA) | 3.64 | 8/7/07 | 5,000,000 [a] | 5,000,000 |
| North Syracuse Central School District, GO Notes, RAN | 4.00 | 6/19/08 | 1,400,000 | 1,402,965 |
| Onondaga County Industrial Development Agency, Civic Facility<br>Revenue (Crouse Health Hospital, Inc. Project) (LOC; M&T Bank) | 3.66 | 8/7/07 | 4,000,000 [a] | 4,000,000 |
| Ontario County Industrial Development Agency, IDR<br>(Dixit Enterprises) (LOC; HSBC Bank USA) | 3.80 | 8/7/07 | 2,900,000 [a] | 2,900,000 |
| Orange County Industrial Development Agency, Civic Facility Revenue<br>(Saint Luke's Cornwall Hospital Project) (LOC; Key Bank) | 3.64 | 8/7/07 | 4,000,000 [a] | 4,000,000 |
| Otsego County Industrial Development Agency, Civic Facility Revenue<br>(Templeton Foundation Project) (LOC; Key Bank) | 3.69 | 8/7/07 | 3,375,000 [a] | 3,375,000 |
| Patchogue-Medford Union Free School District, GO Notes, TAN | 4.50 | 6/27/08 | 3,700,000 | 3,717,694 |
| Port Authority of New York and New Jersey, CP (Liquidity<br>Facility; Landesbank Hessen-Thuringen Girozentrale) | 3.79 | 8/6/07 | 3,500,000 | 3,500,000 |
| Rensselaer Industrial Development Agency, IDR<br>(Capital View Office Park Project) (LOC; M&T Bank) | 3.85 | 12/31/07 | 4,670,000 | 4,670,000 |

| Dreyfus New York Municipal Cash Management (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **New York (continued)** | | | | |
| Saint Lawrence County Industrial Development Agency, Civic Facility Revenue, Refunding (Claxton-Hepburn Medical Center Project) (LOC; Key Bank) | 3.64 | 8/7/07 | 4,000,000 [a] | 4,000,000 |
| Sales Tax Asset Receivable Corporation, Sales Tax Asset Revenue (Insured; AMBAC and Liquidity Facility; Citibank NA) | 3.66 | 8/7/07 | 5,335,000 [a,b] | 5,335,000 |
| South Country Central School District at Brookhaven, GO Notes, BAN | 4.25 | 1/18/08 | 1,000,000 | 1,002,017 |
| Suffolk County Industrial Development Agency, IDR (Belmont Villas LLC Facility) (Insured; FNMA) | 3.63 | 8/7/07 | 6,000,000 [a] | 6,000,000 |
| Syracuse Industrial Development Agency, Civic Facility Revenue (Community Development Properties-Larned Project) (LOC; M&T Bank) | 3.66 | 8/7/07 | 5,505,000 [a] | 5,505,000 |
| Triborough Bridge and Tunnel Authority, General Revenue, Refunding (Liquidity Facility; Bank of America) | 3.60 | 8/7/07 | 20,560,000 [a] | 20,560,000 |
| TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch) | 3.67 | 8/7/07 | 23,585,000 [a,b] | 23,585,000 |
| TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch) | 3.70 | 8/7/07 | 5,000,000 [a,b] | 5,000,000 |
| Ulster County Industrial Development Agency, IDR (Selux Corporation Project) (LOC; M&T Bank) | 3.76 | 8/7/07 | 1,735,000 [a] | 1,735,000 |
| Westchester County Industrial Development Agency, Civic Facility Revenue (Mercy College Project) (LOC; Key Bank) | 3.63 | 8/7/07 | 1,900,000 [a] | 1,900,000 |
| Westchester County Industrial Development Agency, Civic Facility Revenue (The Masters School Civic Facility) (LOC; Allied Irish Bank) | 3.65 | 8/7/07 | 3,435,000 [a] | 3,435,000 |
| Westchester County Industrial Development Agency, Civic Facility Revenue (The Rye YMCA Project) (LOC; Allied Irish Bank) | 3.67 | 8/7/07 | 2,750,000 [a] | 2,750,000 |
| Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch) | 3.66 | 8/7/07 | 4,300,000 [a,b] | 4,300,000 |
| Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch) | 3.66 | 8/7/07 | 13,865,000 [a,b] | 13,865,000 |
| Westhampton Beach Union Free School District, GO Notes, BAN | 4.00 | 9/6/07 | 5,500,000 | 5,502,110 |
| Yonkers Industrial Development Agency, MFHR (Main Street Lofts Yonkers LLC Project) (LOC; M&T Bank) | 3.71 | 8/7/07 | 15,000,000 [a] | 15,000,000 |
| Yonkers Industrial Development Agency, Revenue (Merlots Program) (Insured; GNMA and Liquidity Facility; Wachovia Bank) | 3.73 | 8/7/07 | 4,215,000 [a,b] | 4,215,000 |
| Yorktown Central School District, TAN | 4.00 | 10/31/07 | 5,000,000 | 5,003,700 |
| **U.S. Related—2.5%** | | | | |
| Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA) | 3.67 | 8/7/07 | 20,000,000 [a,b] | 20,000,000 |
| **Total Investments** (cost $787,294,477) | | | **96.8%** | **787,294,477** |
| **Cash and Receivables (Net)** | | | **3.2%** | **26,194,420** |
| **Net Assets** | | | **100.0%** | **813,488,897** |

*See footnotes on page 54.*
*See notes to financial statements.*

# STATEMENT OF INVESTMENTS

July 31, 2007 (Unaudited)

| Dreyfus Tax Exempt Cash Management | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments—101.5%** | | | | |
| **Alabama—3.1%** | | | | |
| Columbia Industrial Development Board, PCR, Refunding (Alabama Power Company Project) | 3.71 | 8/1/07 | 4,000,000 [a] | 4,000,000 |
| Greater Montgomery Educational Building Authority, Educational Facility Revenue (Huntingdon College Project) (LOC; Regions Bank) | 3.64 | 8/7/07 | 16,116,000 [a] | 16,116,000 |
| Jefferson County, GO Warrants (Liquidity Facility: Bayerische Landesbank and JPMorgan Chase Bank) | 3.66 | 8/1/07 | 21,350,000 [a] | 21,350,000 |
| Jefferson County Public Park and Recreation Board, Revenue (YMCA of Birmingham Project) (LOC; Amsouth Bank) | 3.65 | 8/7/07 | 2,000,000 [a] | 2,000,000 |
| Southeast Alabama Gas District, Supply Project Revenue (Liquidity Facility; Societe Generale) | 3.68 | 8/1/07 | 50,000,000 [a] | 50,000,000 |
| University of Alabama Board of Trustees, General Revenue (University of Alabama) (Insured; MBIA and Liquidity Facility; Southtrust Bank) | 3.64 | 8/7/07 | 6,335,000 [a] | 6,335,000 |
| University of Alabama Board of Trustees, HR (University of Alabama at Birmingham) (Insured; AMBAC and Liquidity Facility; Fortis Bank) | 3.66 | 8/7/07 | 8,600,000 [a] | 8,600,000 |
| **Arizona—4.3%** | | | | |
| Arizona Health Facilities Authority, HR (Phoenix Children's Hospital) (Liquidity Facility; BNP Paribas and LOC; BNP Paribas) | 3.69 | 8/7/07 | 12,525,000 [a,b] | 12,525,000 |
| Arizona Health Facilities Authority, HR (Phoenix Children's Hospital) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch) | 3.69 | 8/7/07 | 9,995,000 [a,b] | 9,995,000 |
| Arizona Health Facilities Authority, HR (Phoenix Children's Hospital) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch) | 3.70 | 8/7/07 | 16,000,000 [a,b] | 16,000,000 |
| Arizona Health Facilities Authority, HR (Phoenix Children's Hospital) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch) | 3.70 | 8/7/07 | 48,000,000 [a,b] | 48,000,000 |
| Arizona Health Facilities Authority, Revenue (La Loma Village) (LOC; Citibank NA) | 3.66 | 8/7/07 | 7,000,000 [a] | 7,000,000 |
| Maricopa County, HR, Refunding (Sun Health Corporation) (LOC; ABN-AMRO) | 3.65 | 8/7/07 | 21,565,000 [a] | 21,565,000 |
| Phoenix Civic Improvement Corporation, Excise Tax Revenue (Putters Program) (Civic Plaza Expansion Project) (Insured; FGIC and Liquidity Facility; PB Capital Finance) | 3.67 | 8/7/07 | 8,225,000 [a,b] | 8,225,000 |
| Salt River Project Agricultural Improvement and Power District, CP (Salt River Project) (Liquidity Facility: Bank of America, Citibank NA, JPMorgan Chase Bank, Marshall and Isley Bank and Wells Fargo Bank) | 3.70 | 10/10/07 | 25,000,000 | 25,000,000 |
| **Arkansas—.2%** | | | | |
| Benton County Public Facilities Board, College Parking Facility Revenue (NorthWest Arkansas Community College Project) (LOC; Regions Bank) | 3.63 | 8/7/07 | 8,150,000 [a] | 8,150,000 |
| **Colorado—2.1%** | | | | |
| ABN AMRO Munitops Certificate Trust (Denver City and County Airport) (Insured; XLCA and Liquidity Facility; ABN-AMRO) | 3.66 | 8/7/07 | 22,345,000 [a,b] | 22,345,000 |
| Colorado Education Loan Program, TRAN | 3.75 | 8/3/07 | 20,000,000 | 20,000,000 |
| Southern Ute Indian Tribe of the Southern Ute Indian Reservation, Revenue | 3.65 | 8/7/07 | 21,000,000 [a] | 21,000,000 |
| Southglenn Metropolitan District, Special Revenue (LOC; BNP Paribas) | 3.66 | 8/7/07 | 8,000,000 [a] | 8,000,000 |

| Dreyfus Tax Exempt Cash Management (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Connecticut—.1%** | | | | |
| Connecticut, Second Lien Special Tax Obligation (Transportation Infrastructure Purposes) (Insured; FGIC and Liquidity Facility; Dexia Credit Locale) | 3.63 | 8/1/07 | 1,500,000 a | 1,500,000 |
| Connecticut, Second Lien Special Tax Obligation (Transportation Infrastructure Purposes) (Insured; FSA and Liquidity Facility; Bank of America) | 3.61 | 8/1/07 | 1,500,000 a | 1,500,000 |
| **Delaware—.6%** | | | | |
| Delaware Economic Development Authority, MFHR (School House Project) (LOC; HSBC Bank USA) | 3.80 | 8/7/07 | 13,000,000 a | 13,000,000 |
| Delaware Economic Development Authority, Revenue (Connections CSP Project) (LOC; Mercantile-Safe Deposit and Trust Company) | 3.66 | 8/7/07 | 7,035,000 a | 7,035,000 |
| **District of Columbia—.9%** | | | | |
| District of Columbia, Revenue, CP (National Academy of Science) (Insured; AMBAC and Liquidity Facility; Bank of America) | 3.75 | 10/11/07 | 11,500,000 | 11,500,000 |
| Puttable Floating Option Tax Exempt Receipts (District of Columbia, GO) (Insured; AMBAC and Liquidity Facility; Bayerische Landesbank) | 3.68 | 8/7/07 | 8,330,000 a,b | 8,330,000 |
| Puttable Floating Option Tax Exempt Receipts (District of Columbia, GO) (Insured; FGIC and Liquidity Facility; Merrill Lynch Capital Services) | 3.68 | 8/7/07 | 13,000,000 a,b | 13,000,000 |
| **Florida—6.6%** | | | | |
| ABN-AMRO Munitops Certificates Trust (Florida State Board of Education Public Education Capital Outlay) (Insured; AMBAC and ABN-AMRO) | 3.66 | 8/7/07 | 3,650,000 a | 3,650,000 |
| ABN-AMRO Munitops Certificates Trust (Port Saint Lucie, Utility System Revenue) (Insured; MBIA and LOC; ABN-AMRO) | 3.66 | 8/7/07 | 3,500,000 a | 3,500,000 |
| Alachua County Health Facilities Authority, Continuing Care Retirement Community Revenue (Oak Hammock at the University of Florida Project) (LOC; BNP Paribas) | 3.70 | 8/1/07 | 8,000,000 a | 8,000,000 |
| Broward County, Sales Tax Revenue, CP (Liquidity Facility; Dexia Credit Locale) | 3.70 | 8/20/07 | 8,610,000 | 8,610,000 |
| Broward County, Sales Tax Revenue, CP (Liquidity Facility; Dexia Credit Locale) | 3.73 | 10/5/07 | 10,000,000 | 10,000,000 |
| Broward County, Sales Tax Revenue, CP (Liquidity Facility; Dexia Credit Locale) | 3.78 | 10/5/07 | 8,497,000 | 8,497,000 |
| Broward County Health Facilities Authority, Revenue, Refunding (John Knox Village of Florida, Inc. Project) (Insured; Radian Bank and Liquidity Facility; SunTrust Bank) | 3.79 | 8/1/07 | 3,600,000 a | 3,600,000 |
| Dade County Industrial Development Authority, PCR, Refunding (Florida Power and Light Company Project) | 3.73 | 8/1/07 | 2,100,000 a | 2,100,000 |
| Florida, State Board of Education, Public Education Capital Outlay (Putters Program) (Liquidity Facility; JPMorgan Chase Bank) | 3.67 | 8/7/07 | 16,000,000 a,b | 16,000,000 |
| Florida, State Board of Education, Public Education Capital Outlay, GO Notes (LOC; Citibank NA) | 3.67 | 8/7/07 | 5,945,000 a | 5,945,000 |
| Florida Housing Finance Corporation, MFHR, Refunding (Charleston Landings Apartments) (Liquidity Facility; FHLMC) | 3.63 | 8/7/07 | 6,750,000 a | 6,750,000 |
| Florida Hurricane Catastrophe Fund Finance Corporation, Revenue | 5.00 | 7/1/08 | 15,500,000 | 15,671,851 |

| Dreyfus Tax Exempt Cash Management (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Florida (continued)** | | | | |
| Florida Municipal Power Agency, Revenue, Refunding (Stanton Project) (Insured; MBIA and LOC; Wachovia Bank) | 3.60 | 8/1/07 | 1,000,000 a | 1,000,000 |
| Halifax Hospital Medical Center, Health Care Facilities Revenue (Florida Health Care Plan, Inc. Project) (LOC; Bank of America) | 3.62 | 8/1/07 | 1,200,000 a | 1,200,000 |
| Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group) | 3.64 | 8/7/07 | 7,000,000 a | 7,000,000 |
| Jacksonville, PCR, Refunding (Florida Power and Light Company Project) | 3.73 | 8/1/07 | 23,100,000 a | 23,100,000 |
| Jacksonville Economic Development Commission, Health Care Facilities Revenue (Florida Proton Therapy Institute Project) (LOC: Fortis Bank and JPMorgan Chase Bank) | 3.63 | 8/7/07 | 2,000,000 a | 2,000,000 |
| Marion County Hospital District, Health System Improvement Revenue (Munroe Regional Health System) (LOC; Amsouth Bank) | 3.64 | 8/1/07 | 7,235,000 a | 7,235,000 |
| Martin County, PCR, Refunding (Florida Power and Light Company Project) | 3.73 | 8/1/07 | 20,000,000 a | 20,000,000 |
| Orange County Health Facilities Authority, Revenue, CP (LOC; SunTrust Bank) | 3.75 | 9/13/07 | 10,900,000 | 10,900,000 |
| Orange County Housing Finance Authority, MFHR, Refunding (Heather Glen Apartments) (Insured; FNMA and Liquidity Facility; FNMA) | 3.64 | 8/7/07 | 1,800,000 a | 1,800,000 |
| Palm Beach County Educational Facilities Authority, Educational Facilities Revenue (Palm Beach Atlantic College, Inc. Project) (LOC; Bank of America) | 3.64 | 8/7/07 | 11,000,000 a | 11,000,000 |
| Polk County School Board, COP (Master Lease Purchase Agreement) (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 3.61 | 8/7/07 | 2,000,000 a | 2,000,000 |
| Port Orange, Revenue (Palmer College of Chiropractic Florida Project) (LOC; ABN-AMRO) | 3.63 | 8/7/07 | 4,500,000 a | 4,500,000 |
| Sunshine State Governmental Financing Commission, Revenue (Governmental Financing Program) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale) | 3.74 | 8/1/07 | 6,130,000 a | 6,130,000 |
| Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC) | 3.74 | 9/12/07 | 14,890,000 | 14,890,000 |
| Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC) | 3.79 | 9/12/07 | 10,000,000 | 10,000,000 |
| Tampa, Educational Facilities Revenue (Trinity School for Children Project) (LOC; Regions Bank) | 3.64 | 8/7/07 | 4,980,000 a | 4,980,000 |
| Volusia County Educational Facilities Authority, Educational Facilities Revenue, Refunding (Embry-Riddle Aeronautical University, Inc. Project) (Insured; Radian Bank and Liquidity Facility; Citibank NA) | 3.68 | 8/7/07 | 8,790,000 a,b | 8,790,000 |
| **Georgia−5.4%** | | | | |
| Atlanta, Airport General Revenue, Refunding (Hartsfield International Airport) (Insured; MBIA and Liquidity Facility; Bayerische Landesbank) | 3.64 | 8/7/07 | 65,330,000 a | 65,330,000 |
| Atlanta, Water and Wastewater Revenue (Putters Program) (Insured; FSA and Liquidity Facility; PNC Bank) | 3.65 | 8/7/07 | 23,955,000 a,b | 23,955,000 |
| Cobb County, GO Notes, TAN | 4.00 | 12/31/07 | 15,000,000 | 15,020,930 |
| DeKalb County Housing Authority, MFHR, Refunding (Wood Hills Apartment Project) (LOC; Bank of America) | 3.65 | 8/1/07 | 4,200,000 a | 4,200,000 |

| Dreyfus Tax Exempt Cash Management (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Georgia (continued)** | | | | |
| Fulton County Housing Authority, MFHR (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services) | 3.70 | 8/7/07 | 25,365,000 [a,b] | 25,365,000 |
| Metropolitan Atlanta Rapid Transit Authority, Sales Tax Revenue, CP (LOC; Dexia Credit Locale) | 3.80 | 8/13/07 | 12,500,000 | 12,500,000 |
| Municipal Electric Authority of Georgia, CP (LOC: Bayerische Landesbank, Wachovia Bank and Westdeutsche Landesbank) | 3.72 | 8/13/07 | 11,955,000 | 11,955,000 |
| Municipal Electric Authority of Georgia, CP (LOC; JPMorgan Chase Bank) | 3.73 | 9/7/07 | 20,000,000 | 20,000,000 |
| Private Colleges and University Authority, CP (Emory University Project) | 3.70 | 9/12/07 | 10,000,000 | 10,000,000 |
| **Hawaii—.4%** | | | | |
| Hawaii Department of Budget and Finance, Special Purpose Revenue (Hawaii Pacific Health Obligated Group) (Insured; Radian Bank and Liquidity Facility; Bank of Nova Scotia) | 3.75 | 8/7/07 | 14,500,000 [a] | 14,500,000 |
| **Idaho—.7%** | | | | |
| Idaho Health Facilities Authority, Revenue (Saint Luke's Regional Medical Center Project) (Insured; FSA and Liquidity Facility; Bank of Montreal) | 3.67 | 8/1/07 | 18,600,000 [a] | 18,600,000 |
| Idaho Housing and Finance Association, Nonprofit Facilities Revenue (Albertson College of Idaho Project) (LOC; Key Bank) | 3.64 | 8/7/07 | 4,070,000 [a] | 4,070,000 |
| **Illinois—2.0%** | | | | |
| Channahon, Revenue (Morris Hospital) (LOC; U.S Bank NA) | 3.62 | 8/7/07 | 2,000,000 [a] | 2,000,000 |
| Chicago O'Hare International Airport, General Airport Third Lien Revenue (Insured; FGIC and Liquidity Facility; PB Finance Inc.) | 3.68 | 8/7/07 | 5,105,000 [a,b] | 5,105,000 |
| Chicago O'Hare International Airport, Revenue, CP (LOC: Dexia Credit Locale, Fortis Bank, Societe Generale and State Street Bank and Trust Co.) | 3.73 | 11/14/07 | 7,500,000 | 7,500,000 |
| DuQuoin, Industrial Improvement Revenue, Refunding (Marshall Browning Hospital Project) (LOC; Comerica Bank) | 3.66 | 8/7/07 | 10,250,000 [a] | 10,250,000 |
| Illinois, GO | 3.63 | 8/1/07 | 2,500,000 [a] | 2,500,000 |
| Illinois Educational Facilities Authority, Revenue, CP (Pooled Finance Program) (LOC; Northern Trust Company) | 3.73 | 9/12/07 | 15,000,000 | 15,000,000 |
| Puttable Floating Option Tax Exempt Receipts (Kane County Forest Preserve District, GO) (Insured; FGIC and Liquidity Facility; Merrill Lynch Capital Services) | 3.68 | 8/7/07 | 27,425,000 [a,b] | 27,425,000 |
| **Indiana—2.1%** | | | | |
| Indiana Health and Educational Facility Financing Authority, HR (Harrison County Hospital Project) (LOC; JPMorgan Chase Bank) | 3.70 | 8/1/07 | 30,000,000 [a] | 30,000,000 |
| Indiana Health Facility Financing Authority, Revenue (Ascension Health Subordinate Credit Group) | 5.00 | 11/1/07 | 3,200,000 | 3,210,286 |
| Indianapolis Local Public Improvement Bond Bank, Notes | 4.25 | 1/8/08 | 20,850,000 | 20,893,796 |
| Merrillville Community School Corporation, Temporary Loan Warrants | 4.00 | 12/31/07 | 20,000,000 | 20,032,122 |
| **Iowa—.5%** | | | | |
| Iowa Finance Authority, Health Facilities Revenue (Care Initiatives Project) (LOC; KBC Bank) | 3.75 | 8/1/07 | 5,000,000 [a] | 5,000,000 |
| Iowa Higher Education Loan Authority, Private College Facility Revenue (Loras College Project) (LOC; ABN-AMRO) | 3.70 | 8/1/07 | 1,000,000 [a] | 1,000,000 |

| Dreyfus Tax Exempt Cash Management (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Iowa (continued)** | | | | |
| Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Citibank NA and LOC; Citigroup Global Market Holdings) | 3.68 | 8/7/07 | 11,810,000 [a,b] | 11,810,000 |
| **Kansas–.8%** | | | | |
| Kansas Department of Transportation, Highway Revenue (Liquidity Facility; DEPFA Bank PLC) | 3.59 | 8/7/07 | 27,180,000 [a] | 27,180,000 |
| **Kentucky–.8%** | | | | |
| Fort Mitchell, Kentucky League of Cities Funding Trust, LR (Trust Lease Program) (LOC; U.S. Bank NA) | 3.67 | 8/7/07 | 8,000,000 [a] | 8,000,000 |
| Madisonville, HR (Trover Clinic Foundation, Inc.) (Insured; Assured Guaranty and Liquidity Facility; JPMorgan Chase Bank) | 3.65 | 8/7/07 | 19,250,000 [a] | 19,250,000 |
| Richmond, Lease Program Revenue (Kentucky League of Cities Funding Trust) (LOC; U.S. Bank NA) | 3.67 | 8/7/07 | 2,000,000 [a] | 2,000,000 |
| **Louisiana–3.0%** | | | | |
| Louisiana Citizens Property Insurance Corporation, Assessment Revenue (Putters Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank) | 3.67 | 8/7/07 | 27,735,000 [a,b] | 27,735,000 |
| Louisiana Municipal Natural Gas Purchasing and Distribution Authority, Revenue (Putters Program) (Gas Project Number 1) (Liquidity Facility; JPMorgan Chase Bank and LOC; JPMorgan Chase Bank) | 3.67 | 8/7/07 | 29,000,000 [a,b] | 29,000,000 |
| Louisiana Public Facilities Authority, HR (Touro Infirmary Project) (Liquidity Facility; Merrill Lynch) | 3.69 | 8/7/07 | 34,045,000 [a,b] | 34,045,000 |
| Plaquemines Port Harbor and Terminal District, Port Facility Revenue (Chevron Pipe Line Company Project) | 3.85 | 9/1/08 | 4,895,000 | 4,893,283 |
| Tobacco Settlement Financing Corporation of Louisiana, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch) | 3.70 | 8/7/07 | 9,115,000 [a,b] | 9,115,000 |
| **Maryland–.1%** | | | | |
| Frederick County, Revenue, Refunding (Manekin-Frederick Associates Facility) (LOC; M&T Bank) | 3.73 | 8/7/07 | 2,700,000 [a] | 2,700,000 |
| Maryland Economic Development Corporation, Revenue (Legal Aid Bureau Inc. Facility) (LOC; M&T Bank) | 3.68 | 8/7/07 | 2,355,000 [a] | 2,355,000 |
| **Massachusetts–3.9%** | | | | |
| Massachusetts Development Finance Agency, Revenue (Carleton-Willard Village) (LOC; Bank of America) | 3.60 | 8/7/07 | 9,110,000 [a] | 9,110,000 |
| Massachusetts Development Finance Agency, Revenue (Lesley University Issue) (LOC; Bank of America) | 3.67 | 8/7/07 | 7,200,000 [a] | 7,200,000 |
| Massachusetts Development Finance Agency, Revenue (Northfield Mount Hermon School Issue) (Insured; Radian Bank and Liquidity Facility; Bank of America) | 3.70 | 8/7/07 | 15,000,000 [a] | 15,000,000 |
| Massachusetts Development Finance Agency, Revenue (Suffolk University Issue) (Insured; Radian Bank and Liquidity Facility: Bank of America and State Street Bank and Trust Co.) | 3.70 | 8/7/07 | 31,900,000 [a] | 31,900,000 |
| Massachusetts Development Finance Agency, Revenue (Wentworth Institute of Technology, Inc. Issue) (Insured; Radian Bank and Liquidity Facility; Bank of America) | 3.70 | 8/7/07 | 17,900,000 [a] | 17,900,000 |

| Dreyfus Tax Exempt Cash Management (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Massachusetts (continued)** | | | | |
| Massachusetts Health and Educational Facilities Authority, Revenue (Cape Cod Healthcare Obligated Group Issue) (Insured; Assured Guaranty and Liquidity Facility; Bank of America) | 3.65 | 8/7/07 | 20,000,000 [a] | 20,000,000 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue) (Liquidity Facility; Bank of America) | 3.61 | 8/7/07 | 33,800,000 [a] | 33,800,000 |
| **Michigan—6.3%** | | | | |
| Detroit, TAN (LOC; Bank of Nova Scotia) | 4.50 | 3/1/08 | 45,100,000 | 45,302,497 |
| Detroit, Water Supply System Revenue (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank) | 3.68 | 8/7/07 | 12,765,000 [a,b] | 12,765,000 |
| Detroit Downtown Development Authority, LR, Refunding (Millender Center Project) (LOC; HSBC Bank USA) | 3.85 | 8/7/07 | 17,200,000 [a] | 17,200,000 |
| Eastern Michigan University Board of Regents, General Revenue, Refunding (Insured; XLCA and Liquidity Facility; Dexia Credit Locale) | 3.70 | 8/1/07 | 5,000,000 [a] | 5,000,000 |
| Marquette County Economic Development Corporation, LOR (Bell Memorial Hospital Project) (LOC; Charter One Bank) | 3.66 | 8/7/07 | 32,285,000 [a] | 32,285,000 |
| Michigan, GO Notes (LOC; DEPFA Bank PLC) | 4.25 | 9/28/07 | 40,000,000 | 40,041,740 |
| Michigan Higher Education Facilities Authority, Revenue, Refunding (Walsh College Project) (LOC; Commerce Bank) | 3.66 | 8/7/07 | 9,535,000 [a] | 9,535,000 |
| Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank) | 3.67 | 8/7/07 | 10,000,000 [a] | 10,000,000 |
| Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank) | 3.67 | 8/7/07 | 15,000,000 [a] | 15,000,000 |
| Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank) | 3.67 | 8/7/07 | 5,200,000 [a] | 5,200,000 |
| University of Michigan, CP | 3.69 | 10/1/07 | 15,635,000 | 15,635,000 |
| Waterford Township Economic Development Corporation, LOR, Refunding (Canterbury Health Care Inc. Project) (LOC; KBC Bank) | 3.66 | 8/7/07 | 10,815,000 [a] | 10,815,000 |
| **Minnesota—2.1%** | | | | |
| Mankato, Revenue (Bethany Lutheran College, Inc. Project) (LOC; Wells Fargo Bank) | 3.70 | 8/1/07 | 3,810,000 [a] | 3,810,000 |
| Minneapolis–Saint Paul Metropolitan Airports Commission, Airport Revenue, Refunding (Insured; FGIC and Liquidity Facility; Goldman Sachs Group) | 3.66 | 8/7/07 | 26,335,000 [a,b] | 26,335,000 |
| Puttable Floating Option Tax Exempt Receipts (Saint Paul Port Authority, MFHR (Burlington Apartments Project)) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services) | 3.71 | 8/7/07 | 5,000,000 [a,b] | 5,000,000 |
| Rochester, Health Care Facilities Revenue CP (Mayo Foundation) | 3.73 | 10/11/07 | 30,000,000 | 30,000,000 |
| Rochester, Health Care Facilities Revenue, CP (Mayo Foundation) | 3.77 | 10/11/07 | 3,000,000 | 3,000,000 |
| Rochester, Health Care Facilities Revenue, CP (Mayo Foundation) (Liquidity Facility; Wells Fargo Bank) | 3.77 | 10/11/07 | 5,000,000 | 5,000,000 |
| **Mississippi—1.1%** | | | | |
| Mississippi Business Finance Corporation, Health Care Facilities Revenue (Rush Medical Foundation Project) (LOC; Regions Bank) | 3.65 | 8/7/07 | 25,000,000 [a] | 25,000,000 |

| Dreyfus Tax Exempt<br>Cash Management (continued) | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Mississippi (continued)** | | | | |
| Mississippi Business Finance Corporation, Revenue (Outback 98<br>West CC, LLC Project) (LOC; First Tennessee Bank N.A.) | 3.64 | 8/7/07 | 5,600,000 a | 5,600,000 |
| Mississippi Development Bank, Special Obligation Revenue,<br>Refunding (MSLoan Program-DeSoto County Convention Center<br>Project) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale) | 3.64 | 8/7/07 | 6,560,000 a | 6,560,000 |
| **Missouri−.1%** | | | | |
| Missouri Health and Educational Facilities Authority, Health Facilities<br>Revenue (SSM Health Care) (Insured; FSA and Liquidity Facility; UBS AG) | 3.66 | 8/1/07 | 1,900,000 a | 1,900,000 |
| **Nebraska−.9%** | | | | |
| Nebhelp Inc., Revenue (Insured; MBIA and Liquidity<br>Facility; Lloyds TSB Bank PLC) | 3.68 | 8/7/07 | 11,780,000 a | 11,780,000 |
| Nebraska Educational Finance Authority, Revenue<br>(Creighton University Project) (Insured; AMBAC and<br>Liquidity Facility; JPMorgan Chase Bank) | 3.70 | 8/1/07 | 2,200,000 a | 2,200,000 |
| Scotts Bluff County Hospital Authority Number 1, Revenue,<br>Refunding (Regional West Medical Center) (Insured;<br>Radian and Liquidity Facility; Key Bank) | 3.67 | 8/7/07 | 16,960,000 a | 16,960,000 |
| **Nevada−.2%** | | | | |
| Clark County School District, GO Notes (Putters Program)<br>(Insured; FSA and Liquidity Facility; PB Capital Finance) | 3.67 | 8/7/07 | 6,920,000 a,b | 6,920,000 |
| **New Hampshire−.3%** | | | | |
| New Hampshire Health and Education Facilities Authority, HR<br>(Catholic Medical Center Issue) (LOC; Citizens Bank of Massachusetts) | 3.63 | 8/7/07 | 9,235,000 a | 9,235,000 |
| **New York−3.0%** | | | | |
| New York City Transitional Finance Authority, Future Tax Secured<br>Revenue (Liquidity Facility; Westdeutsche Landesbank) | 3.58 | 8/7/07 | 54,800,000 a | 54,800,000 |
| New York City Transitional Finance Authority, Revenue (New York<br>City Recovery) (Liquidity Facility; Royal Bank of Canada) | 3.66 | 8/1/07 | 400,000 a | 400,000 |
| New York City Transitional Finance Authority, Revenue (New York<br>City Recovery) (Liquidity Facility; Societe Generale) | 3.50 | 8/7/07 | 3,800,000 a | 3,800,000 |
| New York State Urban Development Corporation, COP (James A. Farley<br>Post Office Project) (Liquidity Facility; Citigroup and LOC; Citigroup) | 3.68 | 8/7/07 | 16,075,000 a,b | 16,075,000 |
| Tobacco Settlement Financing Corporation of New York,<br>Asset Backed Revenue Bonds (State Contingency Contract<br>Secured) (Liquidity Facility; DEPFA Bank PLC) | 3.66 | 8/7/07 | 17,495,000 a,b | 17,495,000 |
| Tobacco Settlement Financing Corporation of New York,<br>Revenue (Liquidity Facility: Landesbank Hessen-<br>Thuringen Girozentrale and Merrill Lynch) | 3.66 | 8/7/07 | 10,000,000 a,b | 10,000,000 |
| **North Carolina−.1%** | | | | |
| North Carolina Medical Care Commission, HR (Duke<br>University Hospital Project) (LOC; Wachovia Bank) | 3.61 | 8/7/07 | 2,000,000 a | 2,000,000 |
| **Ohio−3.8%** | | | | |
| Akron Bath Copley Joint Township Hospital District,<br>Health Care Facilities Revenue (Sumner Project) (LOC; KBC Bank) | 3.64 | 8/7/07 | 5,300,000 a | 5,300,000 |
| Cincinnati School District, GO Notes (Putters Program)<br>(Insured; FSA and Liquidity Facility; PB Capital Finance) | 3.67 | 8/7/07 | 6,825,000 a,b | 6,825,000 |

| Dreyfus Tax Exempt Cash Management (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Ohio (continued)** | | | | |
| Clark County, Health Care Facilities Revenue (The Ohio Masonic Home Project) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank) | 3.65 | 8/7/07 | 10,530,000 a | 10,530,000 |
| Cleveland-Cuyahoga County Port Authority, Development Revenue, Refunding (Judson Project) (LOC; National City Bank) | 3.66 | 8/7/07 | 11,320,000 a | 11,320,000 |
| Franklin County, Health Care Facilities Refunding and Improvement Revenue (Ohio Presbyterian Retirement Services) (Insured; Radian Group and Liquidity Facility; National City Bank) | 3.65 | 8/7/07 | 16,000,000 a | 16,000,000 |
| Franklin County, Health Care Facilities Revenue (Creekside at the Village Project) (LOC; Key Bank) | 3.64 | 8/7/07 | 7,250,000 a | 7,250,000 |
| Hamilton County, Hospital Facilities Revenue (Christ Hospital) (Insured; FSA and Liquidity Facility; Svenska Handelsbanken) | 3.70 | 8/7/07 | 44,560,000 a,b | 44,560,000 |
| Jackson, Hospital Facilities Revenue, Refunding (Holzer Consolidated Health Systems Obligated Group) (Insured; Radian Group and Liquidity Facility; JPMorgan Chase Bank) | 3.67 | 8/7/07 | 5,785,000 a | 5,785,000 |
| Ohio Higher Education Facility, Revenue (Ashland University Project) (LOC; Key Bank) | 3.66 | 8/7/07 | 4,600,000 a | 4,600,000 |
| University of Toledo, General Receipts (Insured; FGIC and Liquidity Facility; U.S. Bank NA) | 3.70 | 8/1/07 | 18,975,000 a | 18,975,000 |
| **Oklahoma—1.1%** | | | | |
| Oklahoma Industries Authority, Revenue (Obligated Group consisting of INTEGRIS Baptist Medical Center, Inc., INTEGRIS Rural Health, Inc. and INTEGRIS South Oklahoma City Hospital Corp.) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank) | 3.70 | 8/1/07 | 15,850,000 a | 15,850,000 |
| Oklahoma Water Resources Board, State Loan Program Revenue (Liquidity Facility; Bank of America) | 3.70 | 10/1/07 | 5,000,000 | 5,000,000 |
| Oklahoma Water Resources Board, State Loan Program Revenue (Liquidity Facility; State Street Bank and Trust Co.) | 3.70 | 10/1/07 | 3,000,000 | 3,000,000 |
| Tulsa County Industrial Authority, Capital Improvements Revenue (Liquidity Facility; Bank of America) | 3.70 | 11/15/07 | 15,000,000 | 15,000,000 |
| **Oregon—.6%** | | | | |
| Oregon, Homeowner Revenue (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale and LOC; Trinity Funding Group) | 3.69 | 8/7/07 | 7,220,000 a,b | 7,220,000 |
| Salem Hospital Facility Authority, Revenue (Capital Manor, Inc. Project) (LOC; Bank of America) | 3.66 | 8/7/07 | 5,670,000 a | 5,670,000 |
| Salem Hospital Facility Authority, Revenue, Refunding (Capital Manor, Inc. Project) (LOC; Bank of America) | 3.66 | 8/7/07 | 8,970,000 a | 8,970,000 |
| **Pennsylvania—14.4%** | | | | |
| Allegheny County Hospital Development Authority, Health Center Revenue, Refunding (Presbyterian University Health System, Inc. Project) (Insured; MBIA and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) | 3.66 | 8/7/07 | 16,255,000 a,b | 16,255,000 |
| Bethlehem Area School District, GO Notes (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 3.64 | 8/7/07 | 54,990,000 a | 54,990,000 |

| Dreyfus Tax Exempt Cash Management (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Pennsylvania (continued)** | | | | |
| Chester County Industrial Development Authority, Student Housing Revenue (University Student Housing LLC Project at West Chester University) (LOC; Citizens Bank of Pennsylvania) | 3.66 | 8/7/07 | 4,000,000 a | 4,000,000 |
| Chestnut Ridge School District, GO (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 3.64 | 8/7/07 | 10,875,000 a | 10,875,000 |
| Dauphin County General Authority, Revenue (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank) | 3.64 | 8/7/07 | 10,100,000 a | 10,100,000 |
| Dauphin County General Authority, Revenue (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank) | 3.64 | 8/7/07 | 13,955,000 a | 13,955,000 |
| Dauphin County General Authority, Revenue (School District Pooled Financing Program II) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia) | 3.64 | 8/7/07 | 90,465,000 a | 90,465,000 |
| Deutsche Bank Spears/Lifers Trust (Philadelphia, Gas Works Revenue) (Insured; AMBAC and Liquidity Facility; Deutsche Bank AG) | 3.67 | 8/7/07 | 4,975,000 a,b | 4,975,000 |
| East Hempfield Township Industrial Development Authority, Revenue (The Mennonite Home Project) (LOC; M&T Bank) | 3.66 | 8/7/07 | 10,045,000 a | 10,045,000 |
| Emmaus General Authority (Pennsylvania Variable Rate Loan Program) (Insured; FSA and Liquidity Facility; Wachovia Bank) | 3.63 | 8/7/07 | 16,480,000 a | 16,480,000 |
| Emmaus General Authority, Local Government Revenue (GIC; Goldman Sachs and Co.) | 3.66 | 8/7/07 | 10,000,000 a | 10,000,000 |
| Emmaus General Authority, Local Government Revenue (GIC; Goldman Sachs and Co.) | 3.66 | 8/7/07 | 11,300,000 a | 11,300,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 3.67 | 8/7/07 | 7,900,000 a | 7,900,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 3.67 | 8/7/07 | 8,000,000 a | 8,000,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 3.67 | 8/7/07 | 2,000,000 a | 2,000,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 3.67 | 8/7/07 | 10,600,000 a | 10,600,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 3.67 | 8/7/07 | 7,800,000 a | 7,800,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 3.67 | 8/7/07 | 13,000,000 a | 13,000,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 3.67 | 8/7/07 | 4,000,000 a | 4,000,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 3.67 | 8/7/07 | 11,900,000 a | 11,900,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 3.67 | 8/7/07 | 7,500,000 a | 7,500,000 |
| Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC) | 3.67 | 8/7/07 | 12,400,000 a | 12,400,000 |
| Harrisburg Authority, School Revenue (The School District of the City of Harrisburg Project) (Insured; AMBAC and Liquidity Facility; Westdeutshe Landesbank) | 3.61 | 8/7/07 | 27,865,000 a | 27,865,000 |
| Harrisburg Authority, Water Revenue, Refunding (Insured; FGIC and Liquidity Facility; FGIC) | 3.66 | 8/7/07 | 14,405,000 a | 14,405,000 |

| Dreyfus Tax Exempt Cash Management (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Pennsylvania (continued)** | | | | |
| Lancaster County, GO Notes (Insured; FSA and Liquidity Facility; Royal Bank of Canada) | 3.64 | 8/7/07 | 19,615,000 [a] | 19,615,000 |
| Lancaster County Hospital Authority, Health Center Revenue (Luthercare Project) (LOC; M&T Bank) | 3.66 | 8/7/07 | 13,680,000 [a] | 13,680,000 |
| Lebanon County Health Facilities Authority, Revenue (Cornwall Manor Project) (Insured; Radian Bank and Liquidity Facility; Bank of America) | 3.67 | 8/7/07 | 5,305,000 [a] | 5,305,000 |
| Pennsylvania Higher Educational Facilities Authority, Student Housing Revenue (Washington and Jefferson Development Corporation– Washington and Jefferson College Project) (LOC; Unicredito Italiano SPA) | 3.64 | 8/7/07 | 8,000,000 [a] | 8,000,000 |
| Schuylkill County, GO Notes (Insured; AMBAC and Liquidity Facility; Wachovia Bank) | 3.66 | 8/7/07 | 6,420,000 [a] | 6,420,000 |
| Spring Grove Area School District, GO Notes (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 3.64 | 8/7/07 | 17,340,000 [a] | 17,340,000 |
| Spring Grove Area School District, GO Notes (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 3.64 | 8/7/07 | 19,995,000 [a] | 19,995,000 |
| West Cornwall Township Municipal Authority, GO Notes, Refunding (Bethlehem Area School District Project) (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 3.64 | 8/7/07 | 28,500,000 [a] | 28,500,000 |
| West Cornwall Township Municipal Authority, Revenue (Pennsylvania General Government Loan Program) (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 3.64 | 8/7/07 | 3,357,000 [a] | 3,357,000 |
| **South Carolina–1.3%** | | | | |
| Piedmont Municipal Power Agency, Electric Revenue, Refunding (Insured; FGIC and LOC; Dexia Credit Locale) | 3.63 | 8/7/07 | 13,150,000 [a] | 13,150,000 |
| Piedmont Municipal Power Agency, Electric Revenue, Refunding (Insured; MBIA and Liquidity Facility; Dexia Credit Locale) | 3.63 | 8/7/07 | 5,800,000 [a] | 5,800,000 |
| Puttable Floating Option Tax Exempt Receipts (South Carolina Jobs-Economic Development Authority, Hospital Improvement Revenue (Palmetto Health)) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch) | 3.69 | 8/7/07 | 19,000,000 [a,b] | 19,000,000 |
| South Carolina Jobs-Economic Development Authority, Health Facilities Revenue, Refunding (The Episcopal Church Home) (Insured; Radian Bank and Liquidity Facility; Wachovia Bank) | 3.65 | 8/7/07 | 6,735,000 [a] | 6,735,000 |
| **South Dakota–.1%** | | | | |
| South Dakota Housing Development Authority, SFMR (Liquidity Facility; Merrill Lynch Capital Services and LOC; Pallas Capital Corporation) | 3.69 | 8/7/07 | 4,805,000 [a,b] | 4,805,000 |
| **Tennessee–7.7%** | | | | |
| Blount County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Regions Bank) | 3.64 | 8/7/07 | 3,405,000 [a] | 3,405,000 |
| Blount County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Regions Bank) | 3.64 | 8/7/07 | 5,000,000 [a] | 5,000,000 |
| Blount County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Regions Bank) | 3.64 | 8/7/07 | 6,500,000 [a] | 6,500,000 |

| Dreyfus Tax Exempt Cash Management (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Tennessee (continued)** | | | | |
| Claiborne County Industrial Development Board, Revenue (Lincoln Memorial University Project) (LOC; Amsouth Bank) | 3.65 | 8/7/07 | 9,000,000 [a] | 9,000,000 |
| Knoxville, Wastewater Systems Revenue (Putters Program) (Insured; MBIA and Liquidity Facility; PB Finance Inc.) | 3.67 | 8/7/07 | 8,070,000 [a,b] | 8,070,000 |
| Metropolitan Government of Nashville and Davidson County, CP (Liquidity Facility: California Public Employees Retirement System, California Teachers Retirement System and State Street Bank and Trust Co.) | 3.72 | 10/9/07 | 15,000,000 | 15,000,000 |
| Municipal Energy Acquisition Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank and LOC; JPMorgan Chase Bank) | 3.67 | 8/7/07 | 13,375,000 [a,b] | 13,375,000 |
| Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; DEPFA Bank PLC) | 3.72 | 8/1/07 | 12,000,000 [a] | 12,000,000 |
| Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank) | 3.72 | 8/1/07 | 2,955,000 [a] | 2,955,000 |
| Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; KBC Bank) | 3.64 | 8/7/07 | 6,635,000 [a] | 6,635,000 |
| Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) | 3.64 | 8/7/07 | 7,015,000 [a] | 7,015,000 |
| Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) | 3.64 | 8/7/07 | 10,000,000 [a] | 10,000,000 |
| Tennergy Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank) | 3.67 | 8/7/07 | 22,500,000 [a,b] | 22,500,000 |
| Tennergy Corporation, Gas Revenue (Putters Program) (LOC; BNP Paribas) | 3.67 | 8/7/07 | 83,455,000 [a,b] | 83,455,000 |
| Tennessee Energy Acquisition Corporation, Gas Project Revenue (Liquidity Facility; Deutsche Bank AG and LOC; Goldman Sachs Group) | 3.69 | 8/7/07 | 10,845,000 [a,b] | 10,845,000 |
| Tennessee Energy Acquisition Corporation, Gas Project Revenue (Liquidity Facility; Goldman Sachs Group and LOC; Goldman Sachs Group) | 3.66 | 8/7/07 | 50,000,000 [a,b] | 50,000,000 |
| **Texas—12.8%** | | | | |
| ABN AMRO Munitops Certificates Trust (Comal Independent School District) (Liquidity Facility; ABN-AMRO and LOC; Texas Permanent School Fund Guarantee Program) | 3.67 | 8/7/07 | 13,450,000 [a,b] | 13,450,000 |
| ABN AMRO Munitops Certificates Trust (Tarrant Regional Water District, Water Revenue) (Insured; FGIC and Liquidity Facility; ABN-AMRO) | 3.67 | 8/7/07 | 11,460,000 [a,b] | 11,460,000 |
| Dallas, Waterworks and Sewer System Revenue, CP (Liquidity Facility; Bank of America) | 3.74 | 12/6/07 | 45,161,000 | 45,161,000 |
| Dallas Area Rapid Transit, Transportation Revenue (Merlots Program) (Insured: AMBAC and FGIC and Liquidity Facility; Wachovia Bank) | 3.68 | 8/7/07 | 24,050,000 [a,b] | 24,050,000 |
| Deutsche Bank Spears/Lifers Trust (Bullard Independent School District, Unlimited Tax School Building Bonds) (Liquidity Facility; Deutsche Bank, AG and LOC; Permanent School Fund Guarantee Program) | 3.68 | 8/7/07 | 3,000,000 [a,b] | 3,000,000 |

| Dreyfus Tax Exempt<br>Cash Management (continued) | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Texas (continued)** | | | | |
| Deutsche Bank Spears/Lifers Trust (Houston,<br>  Combined Utility System First Lien Revenue)<br>  (Insured; FGIC and Liquidity Facility; Deutsche Bank AG) | 3.68 | 8/7/07 | 4,965,000 a,b | 4,965,000 |
| Harris County, GO Notes, TAN | 4.50 | 2/29/08 | 30,000,000 | 30,144,257 |
| Harris County Health Facilities Development Corporation,<br>  Revenue (The Methodist Hospital System) | 3.60 | 8/7/07 | 10,000,000 a | 10,000,000 |
| Harris County Health Facilities Development Corporation,<br>  Special Facilities Revenue (Texas Medical Center Project)<br>  (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank) | 3.70 | 8/1/07 | 14,500,000 a | 14,500,000 |
| Harris County Metropolitan Transit Authority, Sales and<br>  Use Tax Revenue, CP (LOC; DEPFA Bank PLC) | 3.70 | 8/15/07 | 20,000,000 | 20,000,000 |
| Houston, CP (Liquidity Facility; DEPFA Bank PLC) | 3.72 | 11/14/07 | 25,000,000 | 25,000,000 |
| Houston, CP (Liquidity Facility; DEPFA Bank PLC) | 3.72 | 11/15/07 | 25,000,000 | 25,000,000 |
| Hunt Memorial Hospital District, GO Notes (Insured;<br>  XLCA and Liquidity Facility; JPMorgan Chase Bank) | 3.67 | 8/7/07 | 6,200,000 a | 6,200,000 |
| Macon Trust Various States (Dallas Area Rapid Transit,<br>  Senior Lien Sales Tax Revenue) (Insured;<br>  AMBAC and Liquidity Facility; Bank of America) | 3.67 | 8/7/07 | 4,305,000 a,b | 4,305,000 |
| Macon Trust Various States (Matagorda County Navigation District<br>  Number One, PCR, Refunding (AEP Texas Central Company Project))<br>  (Insured; AMBAC and Liquidity Facility; Bank of America) | 3.67 | 8/7/07 | 12,000,000 a,b | 12,000,000 |
| Puttable Floating Option Tax Receipts (Texas Municipal Gas Acquisition<br>  and Supply Corporation II, Gas Supply Revenue) (Liquidity Facility;<br>  Merrill Lynch Capital Services and LOC; JPMorgan Chase Bank) | 3.71 | 8/7/07 | 20,000,000 a,b | 20,000,000 |
| Richardson Independent School District, Unlimited Tax<br>  School Building Bonds (LOC: DEPFA Bank PLC<br>  and Permanent School Fund Guarantee Program) | 3.62 | 8/7/07 | 1,085,000 a | 1,085,000 |
| San Antonio, Water Revenue (Merlots Program)<br>  (Liquidity Facility; Wachovia Bank) | 3.68 | 8/7/07 | 10,000,000 a,b | 10,000,000 |
| Spring Independent School District, Schoolhouse (Insured;<br>  FSA and Liquidity Facility; Dexia Credit Locale) | 3.75 | 8/15/07 | 5,000,000 | 5,000,000 |
| Texas, TRAN | 4.50 | 8/31/07 | 34,000,000 | 34,021,038 |
| Texas Municipal Gas Acquisition and Supply Corporation I,<br>  Gas Supply Revenue (Liquidity Facility; Merrill Lynch<br>  Capital Services and LOC; Merrill Lynch) | 3.68 | 8/7/07 | 5,325,000 a,b | 5,325,000 |
| Texas Municipal Gas Acquisition and Supply Corporation I,<br>  Gas Supply Revenue (Liquidity Facility; Merrill Lynch<br>  Capital Services and LOC; Merrill Lynch) | 3.70 | 8/7/07 | 19,805,000 a,b | 19,805,000 |
| Texas Municipal Gas Acquisition and Supply Corporation I,<br>  Gas Supply Revenue (Liquidity Facility; Morgan Stanley Bank) | 3.66 | 8/7/07 | 12,745,000 a,b | 12,745,000 |
| Texas Municipal Power Agency, Revenue, CP (Liquidity Facility:<br>  Bank of America and Bayerische Landesbank) | 3.70 | 10/9/07 | 51,220,000 | 51,220,000 |
| Texas Public Finance Authority, Revenue, CP | 3.72 | 8/6/07 | 11,900,000 | 11,900,000 |
| Texas Transportation Commission, State Highway Fund First Tier<br>  Revenue (Liquidity Facility; Banco Bilboa Vizcaya ARG) | 3.62 | 8/7/07 | 2,500,000 a | 2,500,000 |
| Texas Transportation Commission, State Highway Fund First Tier<br>  Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank) | 3.67 | 8/7/07 | 19,925,000 a,b | 19,925,000 |

| Dreyfus Tax Exempt Cash Management (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments (continued)** | | | | |
| **Utah—1.8%** | | | | |
| Emery County, PCR, Refunding (PacifiCorp Projects) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia) | 3.70 | 8/1/07 | 1,050,000 [a] | 1,050,000 |
| Murray City, HR (IHC Health Services Inc.) | 3.58 | 8/7/07 | 30,000,000 [a] | 30,000,000 |
| Murray City, HR (IHC Health Services Inc.) | 3.60 | 8/7/07 | 30,000,000 [a] | 30,000,000 |
| **Vermont—1.0%** | | | | |
| University of Vermont and State Agricultural College, CP | 3.72 | 8/9/07 | 3,015,000 | 3,015,000 |
| University of Vermont and State Agricultural College, CP | 3.70 | 10/4/07 | 5,000,000 | 5,000,000 |
| Vermont Educational and Health Buildings Financing Agency, HR (Rutland Regional Medical Center Project) (Insured; Radian Group and Liquidity Facility; TD Banknorth N.A.) | 3.70 | 8/1/07 | 6,785,000 [a] | 6,785,000 |
| Vermont Educational and Health Buildings Financing Agency, HR (Rutland Regional Medical Center Project) (Insured; Radian Group and Liquidity Facility; TD Banknorth N.A.) | 3.70 | 8/1/07 | 19,025,000 [a] | 19,025,000 |
| **Virginia—1.2%** | | | | |
| Alexandria Industrial Development Authority, Revenue (Institute for Defense Analyses Project) (Insured; AMBAC and Liquidity Facility; Wachovia Bank) | 3.65 | 8/7/07 | 13,675,000 [a] | 13,675,000 |
| Norfolk Redevelopment and Housing Authority, First Mortgage Revenue (Fort Norfolk Retirement Community, Inc.– Harbor's Edge Project) (LOC; HSH Nordbank AG) | 3.64 | 8/7/07 | 20,000,000 [a] | 20,000,000 |
| Tobacco Settlement Financing Corporation of Virginia, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch) | 3.66 | 8/7/07 | 7,500,000 [a,b] | 7,500,000 |
| **Washington—1.4%** | | | | |
| Energy Northwest, Electric Revenue, Refunding (Putters Program) (Columbia Generating Station) (Insured; AMBAC and Liquidity Facility; PB Finance Inc.) | 3.67 | 8/7/07 | 5,225,000 [a,b] | 5,225,000 |
| King County, GO (Insured; FGIC and Liquidity Facility; BP Finance Inc.) | 3.67 | 8/7/07 | 1,990,000 [a] | 1,990,000 |
| Washington, GO Notes (Merlots Program) (Insured: FGIC and MBIA and Liquidity Facility; Wachovia Bank) | 3.68 | 8/7/07 | 20,000,000 [a,b] | 20,000,000 |
| Washington Health Care Facilities Authority, Revenue (Seattle Cancer Care Alliance) (LOC; Key Bank) | 3.65 | 8/7/07 | 4,055,000 [a] | 4,055,000 |
| Washington Higher Education Facilities Authority, Revenue, Refunding (Saint Martins University Project) (LOC; Key Bank) | 3.67 | 8/7/07 | 9,000,000 [a] | 9,000,000 |
| Washington Housing Finance Commission, Nonprofit Housing Revenue (Mirabella Project) (LOC; HSH Nordbank) | 3.71 | 8/1/07 | 3,100,000 [a] | 3,100,000 |
| Washington Housing Finance Commission, Nonprofit Revenue, Refunding (Panorama City Project) (LOC; Key Bank) | 3.65 | 8/1/07 | 4,800,000 [a] | 4,800,000 |
| **Wisconsin—1.3%** | | | | |
| Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility: Lloyds TSB Bank PLC and Merrill Lynch) | 3.67 | 8/7/07 | 5,540,000 [a,b] | 5,540,000 |

| Dreyfus Tax Exempt Cash Management (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Short-Term Investments** (continued) | | | | |
| **Wisconsin (continued)** | | | | |
| Wisconsin Health and Educational Facilities Authority, Revenue (Gundersen Clinic, Ltd. and Gundersen Lutheran Medical Center, Inc.) (Insured; FSA and Liquidity Facility; Dexia Credit Locale) | 3.70 | 8/1/07 | 7,500,000 [a] | 7,500,000 |
| Wisconsin Health and Educational Facilities Authority, Revenue (ProHealth Care, Inc. Obligated Group) (Insured; AMBAC and LOC; Bank One) | 3.70 | 8/1/07 | 16,350,000 [a] | 16,350,000 |
| Wisconsin Health and Educational Facilities Authority, Revenue (Saint John's Communities, Inc.) (Insured; Radian Bank and Liquidity Facility; Marshall and Ilsley Bank) | 3.65 | 8/7/07 | 5,700,000 [a] | 5,700,000 |
| Wisconsin Public Power Inc., Power Supply System Revenue (Putters Program) (Insured; AMBAC and Liquidity Facility; PB Capital Finance) | 3.67 | 8/7/07 | 10,325,000 [a,b] | 10,325,000 |
| **Wyoming−.8%** | | | | |
| Natrona County, HR, Refunding (Wyoming Medical Center Project) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia) | 3.63 | 8/7/07 | 28,700,000 [a] | 28,700,000 |
| **U.S. Related−.5%** | | | | |
| Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA) | 3.67 | 8/7/07 | 17,000,000 [a,b] | 17,000,000 |
| **Total Investments** (cost $3,520,192,657) | | | **101.5%** | **3,520,192,800** |
| **Liabilities, Less Cash and Receivables** | | | **(1.5%)** | **(53,420,762)** |
| **Net Assets** | | | **100.0%** | **3,466,772,038** |

*See footnotes on page 54.*
*See notes to financial statements.*

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **AGC** | ACE Guaranty Corporation |
| **AGIC** | Asset Guaranty Insurance Company | **AMBAC** | American Municipal Bond Assurance Corporation |
| **ARRN** | Adjustable Rate Receipt Notes | **BAN** | Bond Anticipation Notes |
| **BIGI** | Bond Investors Guaranty Insurance | **BPA** | Bond Purchase Agreement |
| **CGIC** | Capital Guaranty Insurance Company | **CIC** | Continental Insurance Company |
| **CIFG** | CDC Ixis Financial Guaranty | **CMAC** | Capital Market Assurance Corporation |
| **COP** | Certificate of Participation | **CP** | Commercial Paper |
| **EDR** | Economic Development Revenue | **EIR** | Environmental Improvement Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **FHA** | Federal Housing Administration |
| **FHLB** | Federal Home Loan Bank | **FHLMC** | Federal Home Loan Mortgage Corporation |
| **FNMA** | Federal National Mortgage Association | **FSA** | Financial Security Assurance |
| **GAN** | Grant Anticipation Notes | **GIC** | Guaranteed Investment Contract |
| **GNMA** | Government National Mortgage Association | **GO** | General Obligation |
| **HR** | Hospital Revenue | **IDB** | Industrial Development Board |
| **IDC** | Industrial Development Corporation | **IDR** | Industrial Development Revenue |
| **LOC** | Letter of Credit | **LOR** | Limited Obligation Revenue |
| **LR** | Lease Revenue | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **PILOT** | Payment in Lieu of Taxes |
| **RAC** | Revenue Anticipation Certificates | **RAN** | Revenue Anticipation Notes |
| **RAW** | Revenue Anticipation Warrants | **RRR** | Resources Recovery Revenue |
| **SAAN** | State Aid Anticipation Notes | **SBPA** | Standby Bond Purchase Agreement |
| **SFHR** | Single Family Housing Revenue | **SFMR** | Single Family Mortgage Revenue |
| **SONYMA** | State of New York Mortgage Agency | **SWDR** | Solid Waste Disposal Revenue |
| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |

## Summary of Combined Ratings (Unaudited)

| | | | | | | **Value (%)[†]** | | |
|---|---|---|---|---|---|---|---|---|
| **Fitch** | **or** | **Moody's** | **or** | **Standard & Poor's** | | **Dreyfus Municipal Cash Management Plus** | **Dreyfus New York Municipal Cash Management** | **Dreyfus Tax Exempt Cash Management** |
| F1+, F1 | | VMIG1, MIG1, P1 | | SP1+, SP1, A1+, A1 | | 89.7 | 88.0 | 96.5 |
| AAA, AA, A [d] | | Aaa, Aa, A [d] | | AAA, AA, A [d] | | 4.0 | 4.3 | 3.5 |
| Not Rated [e] | | Not Rated [e] | | Not Rated [e] | | 6.3 | 7.7 | .0 |
| | | | | | | **100.0** | **100.0** | **100.0** |

[†] *Based on total investments.*

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2007, Dreyfus Municipal Cash Management Plus amounted to $334,784,870 or 21.5%, Dreyfus New York Municipal Cash Management amounted to $268,285,000 or 33.0%, and Dreyfus Tax Exempt Cash Management amounted to $969,860,000 or 28.0% of net assets.*

[c] *Purchased on delayed delivery basis.*

[d] *Notes which are not F, MIG or SP rated are represented by bond ratings of the issuers.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

(amounts in thousands, except Net Asset Value Per Share)

July 31, 2007 (Unaudited)

| | Dreyfus Cash Management | Dreyfus Cash Management Plus | Dreyfus Government Cash Management | Dreyfus Government Prime Cash Management | Dreyfus Treasury Cash Management | Dreyfus Treasury Prime Cash Management |
|---|---|---|---|---|---|---|
| **Assets ($):** | | | | | | |
| Investments at value—Note 1 [a,b]† | 12,752,823 | 11,659,469 | 7,974,454 | 1,829,197 | 7,378,000 | 2,082,190 |
| Interest receivable | 56,892 | 50,054 | 5,758 | 6,345 | 1,044 | 8,663 |
| | 12,809,715 | 11,709,523 | 7,980,212 | 1,835,542 | 7,379,044 | 2,090,853 |
| **Liabilities ($):** | | | | | | |
| Due to The Dreyfus Corporation and affiliates—Note 2(b) | 2,648 | 2,557 | 1,671 | 525 | 1,747 | 578 |
| Cash overdraft due to Custodian | 37,164 | 15,124 | 12,731 | 474 | 21,152 | 4,063 |
| Payable for investment securities purchased | 150,000 | 250,000 | – | – | – | – |
| Payable for shares of Beneficial Interest/Common Stock redeemed | 128 | 6,986 | 866 | – | 3 | 356 |
| | 189,940 | 274,667 | 15,268 | 999 | 22,902 | 4,997 |
| **Net Assets ($)** | 12,619,775 | 11,434,856 | 7,964,944 | 1,834,543 | 7,356,142 | 2,085,856 |
| **Composition of Net Assets ($):** | | | | | | |
| Paid-in capital | 12,621,331 | 11,443,417 | 7,967,781 | 1,834,546 | 7,356,233 | 2,086,473 |
| Accumulated net realized gain (loss) on investments | (1,556) | (8,561) | (2,837) | (3) | (91) | (617) |
| **Net Assets ($)** | 12,619,775 | 11,434,856 | 7,964,944 | 1,834,543 | 7,356,142 | 2,085,856 |
| **Net Asset Value Per Share** | | | | | | |
| **Institutional Shares** | | | | | | |
| Net Assets ($) | 10,541,373 | 7,045,068 | 6,228,559 | 918,970 | 4,934,519 | 1,168,461 |
| Shares Outstanding | 10,542,707 | 7,051,795 | 6,230,441 | 918,972 | 4,934,578 | 1,169,018 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** |
| **Investor Shares** | | | | | | |
| Net Assets ($) | 1,472,254 | 1,502,274 | 1,040,221 | 281,321 | 1,845,653 | 635,872 |
| Shares Outstanding | 1,472,407 | 1,503,231 | 1,040,857 | 281,315 | 1,845,679 | 635,944 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** |
| **Administrative Shares** | | | | | | |
| Net Assets ($) | 333,600 | 1,732,955 | 408,334 | 205,866 | 319,208 | 67,938 |
| Shares Outstanding | 333,643 | 1,733,418 | 408,540 | 205,859 | 319,210 | 67,933 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** |
| **Participant Shares** | | | | | | |
| Net Assets ($) | 272,548 | 1,051,029 | 287,830 | 428,386 | 165,711 | 213,585 |
| Shares Outstanding | 272,574 | 1,051,444 | 287,975 | 428,400 | 165,715 | 213,578 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** | **1.00** |
| **Service Shares** | | | | | | |
| Net Assets ($) | – | 63,822 | – | – | 48,072 | – |
| Shares Outstanding | – | 63,822 | – | – | 48,072 | – |
| **Net Asset Value Per Share ($)** | **–** | **1.00** | **–** | **–** | **1.00** | **–** |
| **Select Shares** | | | | | | |
| Net Assets ($) | – | 39,708 | – | – | 42,979 | – |
| Shares Outstanding | – | 39,708 | – | – | 42,979 | – |
| **Net Asset Value Per Share ($)** | **–** | **1.00** | **–** | **–** | **1.00** | **–** |
| † Investments at cost ($) | 12,752,823 | 11,659,469 | 7,974,454 | 1,829,197 | 7,378,000 | 2,082,190 |

[a] *Amount includes repurchase agreements of $2,825,000,000, $2,735,000,000, $6,826,000,000 and $7,378,000,000 for Dreyfus Cash Management, Dreyfus Cash Management Plus, Dreyfus Government Cash Management and Dreyfus Treasury Cash Management, respectively, see Note 1(b).*

*See notes to financial statements.*

(amounts in thousands, except Net Asset Value Per Share)

July 31, 2007 (Unaudited)

| | Dreyfus Municipal Cash Management Plus | Dreyfus New York Municipal Cash Management | Dreyfus Tax Exempt Cash Management |
|---|---|---|---|
| **Assets ($):** | | | |
| Investments at value—Note 1(a)† | 1,570,073 | 787,294 | 3,520,193 |
| Cash | 5,298 | 26,179 | – |
| Receivable for investment securites sold | – | – | 46,075 |
| Interest receivable | 8,485 | 5,168 | 19,911 |
| | **1,583,856** | **818,641** | **3,586,179** |
| **Liabilities ($):** | | | |
| Due to The Dreyfus Corporation and affiliates—Note 2(b) | 283 | 124 | 538 |
| Cash overdraft due to Custodian | – | – | 3,820 |
| Payable for investment securities purchased | 13,566 | 5,004 | 114,739 |
| Payable for shares of Beneficial Interest redeemed | 15,327 | 24 | 310 |
| | **29,176** | **5,152** | **119,407** |
| **Net Assets ($)** | **1,554,680** | **813,489** | **3,466,772** |
| **Composition of Net Assets ($):** | | | |
| Paid-in capital | 1,554,214 | 813,406 | 3,466,748 |
| Accumulated net realized gain (loss) on investments | 466 | 83 | 24 |
| **Net Assets ($)** | **1,554,680** | **813,489** | **3,466,772** |
| **Net Asset Value Per Share** | | | |
| **Instititutional Shares** | | | |
| Net Assets ($) | 1,016,788 | 498,095 | 3,033,418 |
| Shares Outstanding | 1,016,630 | 498,039 | 3,033,455 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** |
| **Investor Shares** | | | |
| Net Assets ($) | 201,294 | 198,081 | 246,982 |
| Shares Outstanding | 201,193 | 198,062 | 246,977 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** |
| **Administrative Shares** | | | |
| Net Assets ($) | 289,463 | 84,497 | 160,501 |
| Shares Outstanding | 289,363 | 84,493 | 160,466 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** |
| **Participant Shares** | | | |
| Net Assets ($) | 47,135 | 32,816 | 25,871 |
| Shares Outstanding | 47,111 | 32,816 | 25,850 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** | **1.00** |
| † Investments at cost ($) | 1,570,073 | 787,294 | 3,520,193 |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

(amounts in thousands)

Six Months Ended July 31, 2007 (Unaudited)

| | Dreyfus Cash Management | Dreyfus Cash Management Plus | Dreyfus Government Cash Management | Dreyfus Government Prime Cash Management | Dreyfus Treasury Cash Management | Dreyfus Treasury Prime Cash Management |
|---|---|---|---|---|---|---|
| **Investment Income ($):** | | | | | | |
| **Interest Income** | **343,915** | **284,069** | **172,651** | **49,778** | **156,362** | **52,064** |
| **Expenses:** | | | | | | |
| Management fee–Note 2(a) | 12,826 | 10,600 | 6,508 | 1,897 | 5,967 | 2,094 |
| Distribution fees–Note 2(b) | 2,551 | 4,654 | 1,856 | 1,271 | 2,823 | 1,365 |
| **Total Expenses** | **15,377** | **15,254** | **8,364** | **3,168** | **8,790** | **3,459** |
| **Investment Income-Net** | **328,538** | **268,815** | **164,287** | **46,610** | **147,572** | **48,605** |
| **Net Realized Gain (Loss) on Investments–Note 1(b) ($)** | **–** | **–** | **–** | **(1)** | **5** | **9** |
| **Net Increase in Net Assets Resulting from Operations** | **328,538** | **268,815** | **164,287** | **46,609** | **147,577** | **48,614** |

*See notes to financial statements.*

(amounts in thousands)

Six Months Ended July 31, 2007 (Unaudited)

| | Dreyfus Municipal Cash Management Plus | Dreyfus New York Municipal Cash Management | Dreyfus Tax Exempt Cash Management |
|---|---|---|---|
| **Investment Income ($):** | | | |
| **Interest Income** | **25,622** | **12,037** | **57,093** |
| **Expenses:** | | | |
| Management fee—Note 2(a) | 1,370 | 650 | 3,100 |
| Distribution fees—Note 2(b) | 460 | 295 | 507 |
| **Total Expenses** | **1,830** | **945** | **3,607** |
| **Investment Income—Net** | **23,792** | **11,092** | **53,486** |
| **Net Realized Gain (Loss) on Investments—Note 1(b) ($)** | **466** | **7** | **16** |
| **Net Increase in Net Assets Resulting from Operations** | **24,258** | **11,099** | **53,502** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

(amounts in thousands)

| | Dreyfus Cash Management | | Dreyfus Cash Management Plus | |
|---|---|---|---|---|
| | **Six Months Ended July 31, 2007 (Unaudited)** | **Year Ended January 31, 2007** | **Six Months Ended July 31, 2007 (Unaudited)** | **Year Ended January 31, 2007** |
| **Operations ($):** | | | | |
| Investment income−net | 328,538 | 647,930 | 268,815 | 452,144 |
| **Net Increase (Decrease) in Net Assets** | | | | |
| **Resulting from Operations** | **328,538** | **647,930** | **268,815** | **452,144** |
| **Dividends to Shareholders from ($):** | | | | |
| Investment income−net: | | | | |
| Institutional Shares | (277,035) | (565,805) | (168,563) | (305,367) |
| Investor Shares | (38,145) | (57,732) | (36,431) | (63,198) |
| Administrative Shares | (7,968) | (14,545) | (40,200) | (49,833) |
| Participant Shares | (5,390) | (9,848) | (23,190) | (33,746) |
| Service Shares | – | – | (272) | – |
| Select Shares | – | – | (159) | – |
| **Total Dividends** | **(328,538)** | **(647,930)** | **(268,815)** | **(452,144)** |
| **Beneficial Interest/Capital Stock Transactions** ($1.00 per share): | | | | |
| Net proceeds from shares sold: | | | | |
| Institutional Shares | 44,683,206 | 102,137,430 | 33,355,362 | 82,632,783 |
| Investor Shares | 8,591,644 | 12,712,990 | 2,754,190 | 6,245,463 |
| Administrative Shares | 1,468,063 | 3,102,069 | 4,212,969 | 5,795,174 |
| Participant Shares | 771,405 | 1,361,084 | 2,555,855 | 3,071,131 |
| Service Shares | – | – | 68,051 | – |
| Select Shares | – | – | 43,641 | – |
| Dividends reinvested: | | | | |
| Institutional Shares | 77,673 | 168,884 | 70,172 | 120,877 |
| Investor Shares | 15,095 | 16,521 | 32,795 | 56,642 |
| Administrative Shares | 2,146 | 4,427 | 35,215 | 49,247 |
| Participant Shares | 3,709 | 8,013 | 22,669 | 32,839 |
| Cost of shares redeemed: | | | | |
| Institutional Shares | (45,282,095) | (100,727,903) | (32,875,093) | (82,166,637) |
| Investor Shares | (8,724,200) | (12,377,419) | (2,942,620) | (5,919,618) |
| Administrative Shares | (1,451,162) | (3,042,612) | (3,663,268) | (5,489,719) |
| Participant Shares | (708,125) | (1,374,003) | (2,468,863) | (2,862,522) |
| Service Shares | – | – | (4,229) | – |
| Select Shares | – | – | (3,933) | – |
| **Increase (Decrease) in Net Assets from** | | | | |
| **Beneficial Interest/Capital Stock Transactions** | **(552,641)** | **1,989,481** | **1,192,913** | **1,565,660** |
| **Total Increase (Decrease) In Net Assets** | **(552,641)** | **1,989,481** | **1,192,913** | **1,565,660** |
| **Net Assets ($):** | | | | |
| Beginning of Period | 13,172,416 | 11,182,935 | 10,241,943 | 8,676,283 |
| **End of Period** | **12,619,775** | **13,172,416** | **11,434,856** | **10,241,943** |

*See notes to financial statements.*

(amounts in thousands)

| | Dreyfus Government Cash Management | | Dreyfus Government Prime Cash Management | |
|---|---|---|---|---|
| | **Six Months Ended July 31, 2007 (Unaudited)** | **Year Ended January 31, 2007** | **Six Months Ended July 31, 2007 (Unaudited)** | **Year Ended January 31, 2007** |
| **Operations ($):** | | | | |
| Investment income—net | 164,287 | 217,391 | 46,610 | 78,974 |
| Net realized gain (loss) on investments | — | (37) | (1) | (1) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **164,287** | **217,354** | **46,609** | **78,973** |
| **Dividends to Shareholders from ($):** | | | | |
| Investment income—net: | | | | |
| Institutional Shares | (126,167) | (151,006) | (23,696) | (44,534) |
| Investor Shares | (22,733) | (42,175) | (7,006) | (11,467) |
| Administrative Shares | (9,595) | (13,086) | (7,027) | (9,295) |
| Participant Shares | (5,792) | (11,124) | (8,881) | (13,678) |
| **Total Dividends** | **(164,287)** | **(217,391)** | **(46,610)** | **(78,974)** |
| **Beneficial Interest Transactions** ($1.00 per share): | | | | |
| Net proceeds from shares sold: | | | | |
| Institutional Shares | 18,787,833 | 29,602,789 | 1,935,637 | 4,798,429 |
| Investor Shares | 3,176,252 | 6,108,135 | 320,025 | 525,736 |
| Administrative Shares | 1,721,167 | 1,851,747 | 2,650,086 | 3,769,622 |
| Participant Shares | 781,041 | 1,510,479 | 669,299 | 1,651,006 |
| Dividends reinvested: | | | | |
| Institutional Shares | 62,416 | 61,313 | 15,303 | 32,069 |
| Investor Shares | 19,200 | 34,641 | 6,899 | 11,063 |
| Administrative Shares | 8,210 | 11,946 | 6,359 | 8,477 |
| Participant Shares | 4,749 | 9,164 | 8,172 | 12,245 |
| Cost of shares redeemed: | | | | |
| Institutional Shares | (15,739,496) | (29,388,591) | (2,036,873) | (4,599,038) |
| Investor Shares | (3,064,019) | (6,284,070) | (321,060) | (503,523) |
| Administrative Shares | (1,641,308) | (1,782,909) | (2,764,270) | (3,674,731) |
| Participant Shares | (694,226) | (1,567,294) | (590,568) | (1,529,419) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **3,421,819** | **167,350** | **(100,991)** | **501,936** |
| **Total Increase (Decrease) In Net Assets** | **3,421,819** | **167,313** | **(100,992)** | **501,935** |
| **Net Assets ($):** | | | | |
| Beginning of Period | 4,543,125 | 4,375,812 | 1,935,535 | 1,433,600 |
| **End of Period** | **7,964,944** | **4,543,125** | **1,834,543** | **1,935,535** |

*See notes to financial statements.*

| | Dreyfus Treasury Cash Management | | Dreyfus Treasury Prime Cash Management | |
|---|---|---|---|---|
| | Six Months Ended July 31, 2007 (Unaudited) | Year Ended January 31, 2007 | Six Months Ended July 31, 2007 (Unaudited) | Year Ended January 31, 2007 |
| **Operations ($):** | | | | |
| Investment income—net | 147,572 | 212,287 | 48,605 | 85,534 |
| Net realized gain (loss) on investments | 5 | (44) | 9 | (323) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **147,577** | **212,243** | **48,614** | **85,211** |
| **Dividends to Shareholders from ($):** | | | | |
| Investment income—net: | | | | |
| Institutional Shares | (93,422) | (135,008) | (26,909) | (52,494) |
| Investor Shares | (42,961) | (63,070) | (14,382) | (26,471) |
| Administrative Shares | (6,114) | (4,382) | (1,419) | (441) |
| Participant Shares | (4,712) | (9,827) | (5,895) | (6,128) |
| Service Shares | (197) | – | – | – |
| Select Shares | (166) | – | – | – |
| **Total Dividends** | **(147,572)** | **(212,287)** | **(48,605)** | **(85,534)** |
| **Beneficial Interest Transactions** ($1.00 per share): | | | | |
| Net proceeds from shares sold: | | | | |
| Institutional Shares | 18,143,837 | 24,189,105 | 2,458,274 | 5,278,720 |
| Investor Shares | 5,850,127 | 10,798,967 | 1,451,326 | 2,419,986 |
| Administrative Shares | 1,281,301 | 1,151,481 | 64,834 | 43,474 |
| Participant Shares | 327,142 | 1,107,947 | 1,675,663 | 741,686 |
| Service Shares | 57,847 | – | – | – |
| Select Shares | 53,493 | – | – | – |
| Dividends reinvested: | | | | |
| Institutional Shares | 27,535 | 39,802 | 12,032 | 21,344 |
| Investor Shares | 3,832 | 3,305 | 5,074 | 10,705 |
| Administrative Shares | 3,411 | 4,039 | 1,419 | 431 |
| Participant Shares | 1,146 | 4,359 | 3,999 | 2,649 |
| Service Shares | – | – | – | – |
| Select Shares | 125 | – | – | – |
| Cost of shares redeemed: | | | | |
| Institutional Shares | (16,666,157) | (23,816,626) | (2,345,343) | (5,743,676) |
| Investor Shares | (5,479,169) | (10,651,720) | (1,435,043) | (2,467,024) |
| Administrative Shares | (1,106,133) | (1,101,677) | (2,936) | (65,470) |
| Participant Shares | (419,301) | (1,075,037) | (1,587,517) | (975,092) |
| Service Shares | (9,776) | – | – | – |
| Select Shares | (10,638) | – | – | – |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **2,058,622** | **653,945** | **301,782** | **(732,267)** |
| **Total Increase (Decrease) In Net Assets** | **2,058,627** | **653,901** | **301,791** | **(732,590)** |
| **Net Assets ($):** | | | | |
| Beginning of Period | 5,297,515 | 4,643,614 | 1,784,065 | 2,516,655 |
| **End of Period** | **7,356,142** | **5,297,515** | **2,085,856** | **1,784,065** |

*See notes to financial statements.*

(amounts in thousands)

| | Dreyfus Municipal Cash Management Plus | | Dreyfus New York Municipal Cash Management | | Dreyfus Tax Exempt Cash Management | |
|---|---|---|---|---|---|---|
| | **Six Months Ended July 31, 2007 (Unaudited)** | **Year Ended January 31, 2007** | **Six Months Ended July 31, 2007 (Unaudited)** | **Year Ended January 31, 2007** | **Six Months Ended July 31, 2007 (Unaudited)** | **Year Ended January 31, 2007** |
| **Operations ($):** | | | | | | |
| Investment income–net | 23,792 | 34,786 | 11,092 | 16,221 | 53,486 | 98,378 |
| Net realized gain (loss) on investments | 466 | 2 | 7 | 76 | 16 | 83 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **24,258** | **34,788** | **11,099** | **16,297** | **53,502** | **98,461** |
| **Dividends to Shareholders from ($):** | | | | | | |
| Investment income–net: | | | | | | |
| Institutional Shares | (15,384) | (22,573) | (6,839) | (11,020) | (45,526) | (84,782) |
| Investor Shares | (3,359) | (5,226) | (2,624) | (3,957) | (4,568) | (8,204) |
| Administrative Shares | (4,466) | (6,242) | (1,170) | (1,043) | (2,851) | (4,449) |
| Participant Shares | (583) | (745) | (459) | (205) | (541) | (943) |
| **Total Dividends** | **(23,792)** | **(34,786)** | **(11,092)** | **(16,225)** | **(53,486)** | **(98,378)** |
| **Beneficial Interest Transactions** ($1.00 per share): | | | | | | |
| Net proceeds from shares sold: | | | | | | |
| Institutional Shares | 5,906,050 | 8,300,868 | 789,549 | 1,191,904 | 7,169,330 | 16,375,981 |
| Investor Shares | 381,392 | 814,722 | 322,198 | 429,173 | 533,055 | 1,013,704 |
| Administrative Shares | 493,004 | 1,042,223 | 114,358 | 172,138 | 274,642 | 797,151 |
| Participant Shares | 76,906 | 49,773 | 57,499 | 56,542 | 123,800 | 209,633 |
| Dividends reinvested: | | | | | | |
| Institutional Shares | 8,290 | 15,989 | 2,195 | 3,879 | 18,810 | 36,740 |
| Investor Shares | 3,341 | 5,214 | 2,623 | 3,951 | 2,602 | 4,297 |
| Administrative Shares | 4,348 | 6,127 | 1,063 | 973 | 2,832 | 3,506 |
| Participant Shares | 583 | 745 | 459 | 203 | 265 | 405 |
| Cost of shares redeemed: | | | | | | |
| Institutional Shares | (5,493,338) | (8,359,657) | (670,549) | (1,162,402) | (6,487,922) | (16,724,793) |
| Investor Shares | (389,785) | (793,379) | (247,034) | (437,862) | (576,887) | (984,608) |
| Administrative Shares | (499,220) | (894,434) | (67,306) | (144,984) | (329,482) | (693,353) |
| Participant Shares | (53,010) | (53,103) | (65,016) | (19,343) | (127,892) | (221,843) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **438,561** | **135,088** | **240,039** | **94,172** | **603,153** | **(183,180)** |
| **Total Increase (Decrease) In Net Assets** | **439,027** | **135,090** | **240,046** | **94,244** | **603,169** | **(183,097)** |
| **Net Assets ($):** | | | | | | |
| Beginning of Period | 1,115,653 | 980,563 | 573,443 | 479,199 | 2,863,603 | 3,046,700 |
| **End of Period** | **1,554,680** | **1,115,653** | **813,489** | **573,443** | **3,466,772** | **2,863,603** |

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Per Share Data ($) | | | | Ratios/Supplemental Data (%) | | | |
|---|---|---|---|---|---|---|---|---|
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus Cash Management** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .026 | (.026) | 1.00 | 5.22[a] | .20[a] | 5.16[a] | 10,541 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .050 | (.050) | 1.00 | 5.07 | .20 | 4.98 | 11,063 |
| 2006 | 1.00 | .032 | (.032) | 1.00 | 3.28 | .20 | 3.24 | 9,484 |
| 2005 | 1.00 | .013 | (.013) | 1.00 | 1.31 | .20 | 1.30 | 9,283 |
| 2004 | 1.00 | .010 | (.010) | 1.00 | .99 | .20 | .99 | 9,507 |
| 2003 | 1.00 | .016 | (.016) | 1.00 | 1.66 | .20 | 1.65 | 11,410 |
| **Investor Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .024 | (.024) | 1.00 | 4.96[a] | .45[a] | 4.91[a] | 1,472 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .047 | (.047) | 1.00 | 4.80 | .45 | 4.73 | 1,590 |
| 2006 | 1.00 | .030 | (.030) | 1.00 | 3.03 | .45 | 2.99 | 1,238 |
| 2005 | 1.00 | .011 | (.011) | 1.00 | 1.06 | .45 | 1.05 | 1,068 |
| 2004 | 1.00 | .007 | (.007) | 1.00 | .74 | .45 | .74 | 1,254 |
| 2003 | 1.00 | .014 | (.014) | 1.00 | 1.41 | .45 | 1.40 | 1,814 |
| **Administrative Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .025 | (.025) | 1.00 | 5.12[a] | .30[a] | 5.06[a] | 334 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .049 | (.049) | 1.00 | 4.96 | .30 | 4.88 | 315 |
| 2006 | 1.00 | .031 | (.031) | 1.00 | 3.18 | .30 | 3.14 | 251 |
| 2005 | 1.00 | .012 | (.012) | 1.00 | 1.21 | .30 | 1.20 | 266 |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .89 | .30 | .89 | 255 |
| 2003 | 1.00 | .015 | (.015) | 1.00 | 1.56 | .30 | 1.55 | 669 |
| **Participant Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .024 | (.024) | 1.00 | 4.80[a] | .60[a] | 4.76[a] | 273 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .046 | (.046) | 1.00 | 4.65 | .60 | 4.58 | 206 |
| 2006 | 1.00 | .028 | (.028) | 1.00 | 2.87 | .60 | 2.84 | 210 |
| 2005 | 1.00 | .009 | (.009) | 1.00 | .91 | .60 | .90 | 244 |
| 2004 | 1.00 | .006 | (.006) | 1.00 | .59 | .60 | .59 | 132 |
| 2003 | 1.00 | .012 | (.012) | 1.00 | 1.26 | .60 | 1.25 | 118 |

[a] Annualized.

*See notes to financial statements.*

| | Per Share Data ($) | | | | | Ratios/Supplemental Data (%) | | |
|---|---|---|---|---|---|---|---|---|
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus Cash Management Plus** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .026 | (.026) | 1.00 | 5.20[a] | .20[a] | 5.16[a] | 7,045 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .049 | (.049) | 1.00 | 5.06 | .20 | 4.95 | 6,495 |
| 2006 | 1.00 | .032 | (.032) | 1.00 | 3.29 | .20 | 3.23 | 5,908 |
| 2005 | 1.00 | .013 | (.013) | 1.00 | 1.32 | .20 | 1.23 | 8,466 |
| 2004 | 1.00 | .011 | (.011) | 1.00 | 1.06 | .20 | 1.07 | 14,249 |
| 2003 | 1.00 | .018 | (.018) | 1.00 | 1.78 | .20 | 1.78 | 24,637 |
| **Investor Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .024 | (.024) | 1.00 | 4.96[a] | .45[a] | 4.91[a] | 1,502 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .047 | (.047) | 1.00 | 4.80 | .45 | 4.70 | 1,658 |
| 2006 | 1.00 | .030 | (.030) | 1.00 | 3.03 | .45 | 2.98 | 1,275 |
| 2005 | 1.00 | .011 | (.011) | 1.00 | 1.07 | .45 | .98 | 1,058 |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .81 | .45 | .82 | 1,203 |
| 2003 | 1.00 | .015 | (.015) | 1.00 | 1.53 | .45 | 1.53 | 2,166 |
| **Administrative Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .025 | (.025) | 1.00 | 5.12[a] | .30[a] | 5.06[a] | 1,733 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .048 | (.048) | 1.00 | 4.95 | .30 | 4.85 | 1,148 |
| 2006 | 1.00 | .031 | (.031) | 1.00 | 3.19 | .30 | 3.13 | 793 |
| 2005 | 1.00 | .012 | (.012) | 1.00 | 1.22 | .30 | 1.13 | 500 |
| 2004 | 1.00 | .010 | (.010) | 1.00 | .96 | .30 | .97 | 1,579 |
| 2003 | 1.00 | .017 | (.017) | 1.00 | 1.68 | .30 | 1.68 | 2,030 |
| **Participant Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .024 | (.024) | 1.00 | 4.80[a] | .60[a] | 4.76[a] | 1,051 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .045 | (.045) | 1.00 | 4.64 | .60 | 4.55 | 941 |
| 2006 | 1.00 | .028 | (.028) | 1.00 | 2.88 | .60 | 2.83 | 700 |
| 2005 | 1.00 | .009 | (.009) | 1.00 | .92 | .60 | .83 | 463 |
| 2004 | 1.00 | .007 | (.007) | 1.00 | .65 | .60 | .67 | 957 |
| 2003 | 1.00 | .014 | (.014) | 1.00 | 1.38 | .60 | 1.38 | 1,028 |
| **Service Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) [b] | 1.00 | .004 | (.004) | 1.00 | 4.65[a] | .70[a] | 4.66[a] | 64 |
| **Select Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) [b] | 1.00 | .004 | (.004) | 1.00 | 4.42[a] | 1.00[a] | 4.36[a] | 40 |

[a]  *Annualized.*

[b]  *From June 29, 2007 (commencement of initial offering) to July 31, 2007.*

*See notes to financial statements.*

| | Per Share Data ($) | | | | | Ratios/Supplemental Data (%) | | |
|---|---|---|---|---|---|---|---|---|
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus Goverment Cash Management** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .025 | (.025) | 1.00 | 5.16[a] | .20[a] | 5.11[a] | 6,229 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .049 | (.049) | 1.00 | 4.99 | .20 | 4.89 | 3,118 |
| 2006 | 1.00 | .032 | (.032) | 1.00 | 3.23 | .20 | 3.15 | 2,842 |
| 2005 | 1.00 | .013 | (.013) | 1.00 | 1.26 | .20 | 1.20 | 3,571 |
| 2004 | 1.00 | .010 | (.010) | 1.00 | 1.03 | .20 | 1.03 | 5,409 |
| 2003 | 1.00 | .017 | (.017) | 1.00 | 1.75 | .20 | 1.74 | 8,084 |
| **Investor Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .024 | (.024) | 1.00 | 4.90[a] | .45[a] | 4.86[a] | 1,040 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .046 | (.046) | 1.00 | 4.72 | .45 | 4.64 | 909 |
| 2006 | 1.00 | .029 | (.029) | 1.00 | 2.97 | .45 | 2.90 | 1,050 |
| 2005 | 1.00 | .010 | (.010) | 1.00 | 1.01 | .45 | .95 | 1,287 |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .78 | .45 | .78 | 1,307 |
| 2003 | 1.00 | .015 | (.015) | 1.00 | 1.50 | .45 | 1.49 | 1,591 |
| **Administrative Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .025 | (.025) | 1.00 | 5.06[a] | .30[a] | 5.01[a] | 408 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .048 | (.048) | 1.00 | 4.88 | .30 | 4.79 | 320 |
| 2006 | 1.00 | .031 | (.031) | 1.00 | 3.12 | .30 | 3.05 | 240 |
| 2005 | 1.00 | .012 | (.012) | 1.00 | 1.16 | .30 | 1.10 | 313 |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .93 | .30 | .93 | 900 |
| 2003 | 1.00 | .016 | (.016) | 1.00 | 1.65 | .30 | 1.64 | 1,138 |
| **Participant Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .023 | (.023) | 1.00 | 4.74[a] | .60[a] | 4.71[a] | 288 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .045 | (.045) | 1.00 | 4.57 | .60 | 4.49 | 196 |
| 2006 | 1.00 | .028 | (.028) | 1.00 | 2.81 | .60 | 2.75 | 244 |
| 2005 | 1.00 | .009 | (.009) | 1.00 | .86 | .60 | .80 | 289 |
| 2004 | 1.00 | .006 | (.006) | 1.00 | .62 | .60 | .63 | 607 |
| 2003 | 1.00 | .013 | (.013) | 1.00 | 1.35 | .60 | 1.34 | 645 |

[a] Annualized.

*See notes to financial statements.*

| | Per Share Data ($) | | | | | Ratios/Supplemental Data (%) | | |
|---|---|---|---|---|---|---|---|---|
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus Government Prime Cash Management** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .025 | (.025) | 1.00 | 5.10[a] | .20[a] | 5.05[a] | 919 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .048 | (.048) | 1.00 | 4.95 | .20 | 4.86 | 1,005 |
| 2006 | 1.00 | .031 | (.031) | 1.00 | 3.18 | .20 | 3.21 | 773 |
| 2005 | 1.00 | .012 | (.012) | 1.00 | 1.21 | .20 | 1.19 | 537 |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .94 | .20 | .91 | 415 |
| 2003 | 1.00 | .016 | (.016) | 1.00 | 1.61 | .20 | 1.60 | 285 |
| **Investor Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .024 | (.024) | 1.00 | 4.84[a] | .45[a] | 4.80[a] | 281 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .046 | (.046) | 1.00 | 4.69 | .45 | 4.61 | 275 |
| 2006 | 1.00 | .029 | (.029) | 1.00 | 2.92 | .45 | 2.96 | 242 |
| 2005 | 1.00 | .010 | (.010) | 1.00 | .96 | .45 | .94 | 209 |
| 2004 | 1.00 | .007 | (.007) | 1.00 | .69 | .45 | .66 | 243 |
| 2003 | 1.00 | .014 | (.014) | 1.00 | 1.36 | .45 | 1.35 | 273 |
| **Administrative Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .025 | (.025) | 1.00 | 5.00[a] | .30[a] | 4.95[a] | 206 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .047 | (.047) | 1.00 | 4.85 | .30 | 4.76 | 314 |
| 2006 | 1.00 | .030 | (.030) | 1.00 | 3.08 | .30 | 3.11 | 210 |
| 2005 | 1.00 | .011 | (.011) | 1.00 | 1.11 | .30 | 1.09 | 200 |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .84 | .30 | .81 | 130 |
| 2003 | 1.00 | .015 | (.015) | 1.00 | 1.51 | .30 | 1.50 | 216 |
| **Participant Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .023 | (.023) | 1.00 | 4.70[a] | .60[a] | 4.65[a] | 428 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .044 | (.044) | 1.00 | 4.53 | .60 | 4.46 | 341 |
| 2006 | 1.00 | .027 | (.027) | 1.00 | 2.77 | .60 | 2.81 | 208 |
| 2005 | 1.00 | .008 | (.008) | 1.00 | .81 | .60 | .79 | 230 |
| 2004 | 1.00 | .005 | (.005) | 1.00 | .54 | .60 | .51 | 229 |
| 2003 | 1.00 | .012 | (.012) | 1.00 | 1.21 | .60 | 1.20 | 325 |

[a]  *Annualized.*

*See notes to financial statements.*

|  | Per Share Data ($) | | | | | Ratios/Supplemental Data (%) | | |
|---|---|---|---|---|---|---|---|---|
|  | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus Treasury Cash Management** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .025 | (.025) | 1.00 | 5.10a | .20a | 5.04a | 4,935 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .048 | (.048) | 1.00 | 4.89 | .20 | 4.80 | 3,429 |
| 2006 | 1.00 | .031 | (.031) | 1.00 | 3.10 | .20 | 3.08 | 3,017 |
| 2005 | 1.00 | .012 | (.012) | 1.00 | 1.19 | .20 | 1.16 | 2,351 |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .93 | .20 | .93 | 3,312 |
| 2003 | 1.00 | .016 | (.016) | 1.00 | 1.59 | .20 | 1.57 | 3,397 |
| **Investor Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .024 | (.024) | 1.00 | 4.84a | .45a | 4.79a | 1,846 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .045 | (.045) | 1.00 | 4.63 | .45 | 4.55 | 1,471 |
| 2006 | 1.00 | .028 | (.028) | 1.00 | 2.84 | .45 | 2.83 | 1,320 |
| 2005 | 1.00 | .009 | (.009) | 1.00 | .94 | .45 | .91 | 1,164 |
| 2004 | 1.00 | .007 | (.007) | 1.00 | .68 | .45 | .68 | 1,288 |
| 2003 | 1.00 | .013 | (.013) | 1.00 | 1.34 | .45 | 1.32 | 999 |
| **Administrative Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .025 | (.025) | 1.00 | 5.00a | .30a | 4.94a | 319 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .047 | (.047) | 1.00 | 4.79 | .30 | 4.70 | 141 |
| 2006 | 1.00 | .030 | (.030) | 1.00 | 3.00 | .30 | 2.98 | 87 |
| 2005 | 1.00 | .011 | (.011) | 1.00 | 1.09 | .30 | 1.06 | 49 |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .83 | .30 | .83 | 20 |
| 2003 | 1.00 | .015 | (.015) | 1.00 | 1.49 | .30 | 1.47 | 23 |
| **Participant Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .023 | (.023) | 1.00 | 4.70a | .60a | 4.64a | 166 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .044 | (.044) | 1.00 | 4.47 | .60 | 4.40 | 257 |
| 2006 | 1.00 | .027 | (.027) | 1.00 | 2.69 | .60 | 2.68 | 219 |
| 2005 | 1.00 | .008 | (.008) | 1.00 | .79 | .60 | .76 | 210 |
| 2004 | 1.00 | .005 | (.005) | 1.00 | .52 | .60 | .53 | 123 |
| 2003 | 1.00 | .012 | (.012) | 1.00 | 1.19 | .60 | 1.17 | 52 |
| **Service Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) b | 1.00 | .004 | (.004) | 1.00 | 4.53a | .70a | 4.54a | 48 |
| **Select Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) b | 1.00 | .004 | (.004) | 1.00 | 4.20a | 1.00a | 4.24a | 43 |

a  Annualized.
b  From June 29, 2007 (commencement of initial offering) to July 31, 2007.

See notes to financial statements.

| | Per Share Data ($) | | | | | Ratios/Supplemental Data (%) | | |
|---|---|---|---|---|---|---|---|---|
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus Treasury Prime Cash Management** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .024 | (.024) | 1.00 | 4.82[a] | .20[a] | 4.77[a] | 1,168 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .046 | (.046) | 1.00 | 4.68 | .20 | 4.57 | 1,043 |
| 2006 | 1.00 | .029 | (.029) | 1.00 | 2.96 | .20 | 2.93 | 1,487 |
| 2005 | 1.00 | .012 | (.012) | 1.00 | 1.17 | .20 | 1.14 | 1,333 |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .92 | .20 | .93 | 1,785 |
| 2003 | 1.00 | .016 | (.016) | 1.00 | 1.58 | .20 | 1.56 | 3,291 |
| **Investor Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .022 | (.022) | 1.00 | 4.58[a] | .45[a] | 4.52[a] | 636 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .043 | (.043) | 1.00 | 4.43 | .45 | 4.32 | 615 |
| 2006 | 1.00 | .027 | (.027) | 1.00 | 2.70 | .45 | 2.68 | 651 |
| 2005 | 1.00 | .009 | (.009) | 1.00 | .92 | .45 | .89 | 613 |
| 2004 | 1.00 | .007 | (.007) | 1.00 | .67 | .45 | .68 | 794 |
| 2003 | 1.00 | .013 | (.013) | 1.00 | 1.32 | .45 | 1.31 | 1,261 |
| **Administrative Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .023 | (.023) | 1.00 | 4.74[a] | .30[a] | 4.67[a] | 68 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .045 | (.045) | 1.00 | 4.59 | .30 | 4.47 | 5 |
| 2006 | 1.00 | .028 | (.028) | 1.00 | 2.86 | .30 | 2.83 | 26 |
| 2005 | 1.00 | .011 | (.011) | 1.00 | 1.07 | .30 | 1.04 | 39 |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .82 | .30 | .83 | 97 |
| 2003 | 1.00 | .015 | (.015) | 1.00 | 1.48 | .30 | 1.46 | 205 |
| **Participant Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .022 | (.022) | 1.00 | 4.42[a] | .60[a] | 4.37[a] | 214 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .042 | (.042) | 1.00 | 4.27 | .60 | 4.17 | 121 |
| 2006 | 1.00 | .025 | (.025) | 1.00 | 2.55 | .60 | 2.53 | 352 |
| 2005 | 1.00 | .008 | (.008) | 1.00 | .76 | .60 | .74 | 94 |
| 2004 | 1.00 | .005 | (.005) | 1.00 | .52 | .60 | .53 | 179 |
| 2003 | 1.00 | .012 | (.012) | 1.00 | 1.18 | .60 | 1.16 | 321 |

[a] *Annualized.*

*See notes to financial statements.*

|  | Per Share Data ($) | | | | | Ratios/Supplemental Data (%) | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
|  | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus Municipal Cash Management Plus** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .018 | (.018) | 1.00 | 3.57[a] | .20[a] | 3.55[a] | 1,017 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .033 | (.033) | 1.00 | 3.37 | .20 | 3.33 | 596 |
| 2006 | 1.00 | .024 | (.024) | 1.00 | 2.39 | .20 | 2.34 | 638 |
| 2005 | 1.00 | .011 | (.011) | 1.00 | 1.13 | .20 | 1.07 | 500 |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .93 | .20 | .92 | 722 |
| 2003 | 1.00 | .013 | (.013) | 1.00 | 1.33 | .20 | 1.31 | 224 |
| **Investor Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .016 | (.016) | 1.00 | 3.31[a] | .45[a] | 3.30[a] | 201 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .031 | (.031) | 1.00 | 3.11 | .45 | 3.07 | 206 |
| 2006 | 1.00 | .021 | (.021) | 1.00 | 2.13 | .45 | 2.09 | 180 |
| 2005 | 1.00 | .009 | (.009) | 1.00 | .88 | .45 | .82 | 105 |
| 2004 | 1.00 | .007 | (.007) | 1.00 | .68 | .45 | .67 | 88 |
| 2003 | 1.00 | .011 | (.011) | 1.00 | 1.08 | .45 | 1.06 | 92 |
| **Administrative Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .017 | (.017) | 1.00 | 3.45[a] | .30[a] | 3.45[a] | 289 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .032 | (.032) | 1.00 | 3.27 | .30 | 3.24 | 291 |
| 2006 | 1.00 | .023 | (.023) | 1.00 | 2.29 | .30 | 2.24 | 137 |
| 2005 | 1.00 | .010 | (.010) | 1.00 | 1.03 | .30 | .97 | 129 |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .83 | .30 | .82 | 108 |
| 2003 | 1.00 | .012 | (.012) | 1.00 | 1.23 | .30 | 1.21 | 110 |
| **Participant Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .016 | (.016) | 1.00 | 3.15[a] | .60[a] | 3.15[a] | 47 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .029 | (.029) | 1.00 | 2.96 | .60 | 2.93 | 23 |
| 2006 | 1.00 | .020 | (.020) | 1.00 | 1.98 | .60 | 1.94 | 25 |
| 2005 | 1.00 | .007 | (.007) | 1.00 | .73 | .60 | .67 | 20 |
| 2004 | 1.00 | .005 | (.005) | 1.00 | .52 | .60 | .52 | 19 |
| 2003 | 1.00 | .009 | (.009) | 1.00 | .93 | .60 | .91 | 16 |

[a] *Annualized.*

*See notes to financial statements.*

| | Per Share Data ($) | | | | | Ratios/Supplemental Data (%) | | |
|---|---|---|---|---|---|---|---|---|
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus New York Municipal Cash Management** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .017 | (.017) | 1.00 | 3.53[a] | .20[a] | 3.50[a] | 498 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .033 | (.033) | 1.00 | 3.36 | .20 | 3.31 | 377 |
| 2006 | 1.00 | .023 | (.023) | 1.00 | 2.36 | .20 | 2.33 | 343 |
| 2005 | 1.00 | .011 | (.011) | 1.00 | 1.10 | .20 | 1.12 | 336 |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .88 | .20 | .89 | 308 |
| 2003 | 1.00 | .013 | (.013) | 1.00 | 1.26 | .20 | 1.25 | 417 |
| **Investor Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .016 | (.016) | 1.00 | 3.29[a] | .45[a] | 3.25[a] | 198 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .031 | (.031) | 1.00 | 3.10 | .45 | 3.06 | 120 |
| 2006 | 1.00 | .021 | (.021) | 1.00 | 2.11 | .45 | 2.08 | 125 |
| 2005 | 1.00 | .008 | (.008) | 1.00 | .85 | .45 | .87 | 71 |
| 2004 | 1.00 | .006 | (.006) | 1.00 | .63 | .45 | .64 | 28 |
| 2003 | 1.00 | .010 | (.010) | 1.00 | 1.01 | .45 | 1.00 | 21 |
| **Administrative Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .017 | (.017) | 1.00 | 3.43[a] | .30[a] | 3.40[a] | 84 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .032 | (.032) | 1.00 | 3.25 | .30 | 3.21 | 36 |
| 2006 | 1.00 | .022 | (.022) | 1.00 | 2.26 | .30 | 2.23 | 8 |
| 2005 | 1.00 | .010 | (.010) | 1.00 | 1.00 | .30 | 1.02 | 1 |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .79 | .30 | .79 | −b |
| 2003 | 1.00 | .011 | (.011) | 1.00 | 1.15 | .30 | 1.15 | 6 |
| **Participant Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .015 | (.015) | 1.00 | 3.13[a] | .60[a] | 3.10[a] | 33 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .029 | (.029) | 1.00 | 2.94 | .60 | 2.91 | 40 |
| 2006 | 1.00 | .019 | (.019) | 1.00 | 1.95 | .60 | 1.93 | 3 |
| 2005 | 1.00 | .007 | (.007) | 1.00 | .70 | .60 | .72 | 6 |
| 2004 | 1.00 | .005 | (.005) | 1.00 | .48 | .60 | .49 | 2 |
| 2003 | 1.00 | .009 | (.009) | 1.00 | .86 | .60 | .85 | 2 |

[a] *Annualized.*

[b] *Amount represents less than $1 million.*

*See notes to financial statements.*

| | Per Share Data ($) | | | | Ratios/Supplemental Data (%) | | | |
|---|---|---|---|---|---|---|---|---|
| | Net Asset Value Beginning of Period | Net Investment Income | Dividends from Net Investment Income | Net Asset Value End of Period | Total Return (%) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income to Average Net Assets | Net Assets End of Period ($ x 1,000,000) |
| **Dreyfus Tax Exempt Cash Management** | | | | | | | | |
| **Institutional Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .017 | (.017) | 1.00 | 3.51[a] | .20[a] | 3.48[a] | 3,033 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .033 | (.033) | 1.00 | 3.34 | .20 | 3.29 | 2,333 |
| 2006 | 1.00 | .023 | (.023) | 1.00 | 2.36 | .20 | 2.35 | 2,645 |
| 2005 | 1.00 | .011 | (.011) | 1.00 | 1.12 | .20 | 1.14 | 2,510 |
| 2004 | 1.00 | .009 | (.009) | 1.00 | .90 | .20 | .89 | 1,934 |
| 2003 | 1.00 | .013 | (.013) | 1.00 | 1.29 | .20 | 1.28 | 2,073 |
| **Investor Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .016 | (.016) | 1.00 | 3.27[a] | .45[a] | 3.23[a] | 247 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .030 | (.030) | 1.00 | 3.08 | .45 | 3.04 | 288 |
| 2006 | 1.00 | .021 | (.021) | 1.00 | 2.11 | .45 | 2.10 | 255 |
| 2005 | 1.00 | .009 | (.009) | 1.00 | .87 | .45 | .89 | 240 |
| 2004 | 1.00 | .006 | (.006) | 1.00 | .65 | .45 | .64 | 122 |
| 2003 | 1.00 | .010 | (.010) | 1.00 | 1.04 | .45 | 1.03 | 119 |
| **Administrative Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .017 | (.017) | 1.00 | 3.41[a] | .30[a] | 3.38[a] | 161 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .032 | (.032) | 1.00 | 3.24 | .30 | 3.19 | 213 |
| 2006 | 1.00 | .022 | (.022) | 1.00 | 2.26 | .30 | 2.25 | 105 |
| 2005 | 1.00 | .010 | (.010) | 1.00 | 1.02 | .30 | 1.04 | 275 |
| 2004 | 1.00 | .008 | (.008) | 1.00 | .80 | .30 | .79 | 312 |
| 2003 | 1.00 | .012 | (.012) | 1.00 | 1.19 | .30 | 1.18 | 185 |
| **Participant Shares** | | | | | | | | |
| Six Months Ended July 31, 2007 (Unaudited) | 1.00 | .015 | (.015) | 1.00 | 3.11[a] | .60[a] | 3.08[a] | 26 |
| Year Ended January 31, | | | | | | | | |
| 2007 | 1.00 | .029 | (.029) | 1.00 | 2.93 | .60 | 2.89 | 30 |
| 2006 | 1.00 | .019 | (.019) | 1.00 | 1.96 | .60 | 1.95 | 42 |
| 2005 | 1.00 | .007 | (.007) | 1.00 | .72 | .60 | .74 | 19 |
| 2004 | 1.00 | .005 | (.005) | 1.00 | .50 | .60 | .49 | 46 |
| 2003 | 1.00 | .009 | (.009) | 1.00 | .89 | .60 | .88 | 139 |

[a] Annualized.

*See notes to financial statements.*

## NOTE 1—Significant Accounting Policies:

Dreyfus Cash Management, Dreyfus Cash Management Plus, Inc., Dreyfus Government Cash Management, Dreyfus Government Prime Cash Management, Dreyfus Treasury Cash Management, Dreyfus Treasury Prime Cash Management, Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus Tax Exempt Cash Management, (each, a "fund" and collectively, the "funds") are open-end management investment companies registered under the Investment Company Act of 1940, as amended (the "Act"). Each fund, other than Dreyfus New York Municipal Cash Management, is diversified. Dreyfus New York Municipal Cash Management is non-diversified. Dreyfus Government Cash Management and Dreyfus Government Prime Cash Management are each a separate series of Dreyfus Government Cash Management Funds (the "Company") which currently offers two series. Dreyfus Tax Exempt Cash Management is a series of Dreyfus Tax Exempt Cash Management Funds, which also currently offers two series. Each fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity and, in the case of Dreyfus Municipal Cash Management Plus and Dreyfus Tax Exempt Cash Management only, which is exempt from federal income tax, and, in the case of Dreyfus New York Municipal Cash Management only, which are exempt from federal, New York state and New York city personal income taxes. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as each fund's investment adviser. During the reporting period, the Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On July 1, 2007, the Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

On May 22, 2007, the fund's Board of Directors/Trustees approved the addition of Select Shares and Service Shares for Dreyfus Cash Management Plus and Dreyfus Treasury Cash Management, which became effective June 29, 2007.

During the reporting period, Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, served as the distributor of the funds' shares, which are sold to the public without a sales charge. Effective June 30, 2007, the Distributor became known as MBSC Securities Corporation. Each fund offers the following classes of shares: Institutional Shares, Investor Shares, Administrative Shares and Participant Shares, and Dreyfus Cash Management Plus, Inc. and Dreyfus Treasury Cash Management also offer Service Shares and Select Shares. Investor, Administrative, Participant, Service and Select Shares are subject to a Service Plan adopted pursuant to Rule 12b-1 under the Act. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is each fund's policy to maintain a continuous net asset value per share of $1.00; each fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that any fund will be able to maintain a stable net asset value per share of $1.00.

Each fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The funds enter into contracts that contain a variety of indemnifications. The funds' maximum exposure under these arrangements is unknown. The funds do not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board members to represent the fair value of each fund's investments.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

Dreyfus New York Municipal Cash Management follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

Dreyfus Cash Management, Dreyfus Cash Management Plus, Inc., Dreyfus Government Cash Management and Dreyfus Treasury Cash Management may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the funds' custodians and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

**(c) Expenses:** With regards to the Company, expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to both series are allocated between them.

**(d) Dividends to shareholders:** It is the policy of each fund to declare dividends from investment income-net on each business day. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but each fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of each fund not to distribute such gain.

**(e) Federal income taxes:** It is the policy of each fund (except for Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus Tax Exempt Cash Management) to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

It is the policy of Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus Tax Exempt Cash Management to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code and to make distributions of income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**Table 1** summarizes each fund's unused capital loss carryover available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to January 31, 2007.

The tax character of each fund's distributions paid to shareholders (except for Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus Tax Exempt Cash Management) during the fiscal year ended January 31, 2007, were all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

The tax character of distributions paid to shareholders of Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus Tax Exempt Cash Management during the fiscal year ended January 31, 2007, were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At July 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statements of Investments).

## NOTE 2—Management Fee and Other Transactions with Affiliates:

**(a)** Pursuant to separate management agreements with the Manager, the management fee of each fund is computed at the annual rate of .20% of the value of such fund's average daily net assets and is payable monthly.

As to each fund, unless the Manager gives a fund's investors 90 days notice to the contrary, the Manager, and not the fund, will be liable for fund expenses (exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses) other than the following expenses, which will be borne by the fund: the management fee, and with respect to the fund's Investor Shares, Administrative Shares, Participant Shares, Service Shares and Select Shares, Rule 12b-1 Service Plan expenses.

**(b)** Under each fund's Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, relating to its Investor Shares, Administrative Shares, Participant Shares, (and Service Shares and Select Shares, as to Dreyfus Cash Management Plus and Dreyfus Treasury Cash Management) each fund pays the Distributor for distributing such classes of shares and for advertising and marketing relating to such classes of shares and for providing certain services relating to shareholder accounts in such classes of shares, such as answering shareholder inquiries regarding the fund and providing reports and other information and services related to the maintenance of shareholder accounts ("Servicing"), at an aggregate annual rate of .25%, .10%, .40%, .50% and .80% of the value of the average daily net assets of Investor Shares, Administrative Shares, Participant Shares, Service Shares and Select Shares, respectively. The Distributor

**Table 1.**

| | Expiring in fiscal: | | | | | ($ x 1,000) | |
|---|---|---|---|---|---|---|---|
| | 2009[†] | 2011[†] | 2012[†] | 2013[†] | 2014[†] | 2015[†] | Total |
| Dreyfus Cash Management | – | – | – | 18 | 1,538 | – | 1,556 |
| Dreyfus Cash Management Plus, Inc. | – | – | – | 562 | 7,999 | – | 8,561 |
| Dreyfus Government Cash Management | – | – | 172 | – | 2,628 | 37 | 2,837 |
| Dreyfus Government Prime Cash Management | – | – | – | 1 | – | 1 | 2 |
| Dreyfus Treasury Cash Management | – | – | – | 13 | 39 | 44 | 96 |
| Dreyfus Treasury Prime Cash Management | 61 | – | 70 | 107 | 65 | 323 | 626 |

[†] *If not applied, the carryovers expire in the above years.*

may pay one or more Service Agents (a securities dealer, financial institution or other industry professional) a fee in respect of a fund's, Investor Shares, Administrative Shares, Participant Shares, Service Shares and Select Shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. The Distributor determines the amounts, if any, to be paid to Service Agents under the Plan and the basis on which such payments are made. The fees payable under each Plan are payable without regard to actual expenses incurred. **Table 2** summarizes the amount each fund was charged pursuant to the Plan during the period ended July 31, 2007.

**Table 3** summarizes the components of "Due to The Dreyfus Corporation and affiliates" in the Statements of Assets and Liabilities for each fund.

**(c)** Each fund (except for Dreyfus New York Municipal Cash Management) pays its Board members an annual fee of $3,000 and an attendance fee of $500 per meeting. Dreyfus New York Municipal Cash Management pays its Board members an annual fee of $1,000 and an attendance fee of $500 per meeting. These amounts are borne by the Manager as to each fund pursuant to the undertakings in effect. See Note 2(a).

NOTE 3—Capital Share Transactions:

Each fund (except for Dreyfus Cash Management Plus) is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest. Dreyfus Cash Management Plus is authorized to issue 110 billion shares of $.001 par value Common Stock.

**Table 2.**

|  | Investor Shares ($) | Administrative Shares ($) | Participant Shares ($) | Service Shares ($) | Select Shares ($) |
|---|---|---|---|---|---|
| Dreyfus Cash Management | 1,940,804 | 157,393 | 452,622 | – | – |
| Dreyfus Cash Management Plus | 1,855,061 | 793,877 | 1,947,256 | 29,075 | 28,911 |
| Dreyfus Government Cash Management | 1,170,243 | 191,831 | 494,009 | – | – |
| Dreyfus Government Prime Cash Management | 365,041 | 142,101 | 764,097 | – | – |
| Dreyfus Treasury Cash Management | 2,240,409 | 123,657 | 405,272 | 22,063 | 31,765 |
| Dreyfus Treasury Prime Cash Management | 793,362 | 30,321 | 541,305 | – | – |
| Dreyfus Municipal Cash Management Plus | 255,829 | 129,969 | 74,584 | – | – |
| Dreyfus New York Municipal Cash Management | 201,401 | 34,303 | 59,238 | – | – |
| Dreyfus Tax Exempt Cash Management | 352,960 | 84,221 | 70,034 |  |  |

**Table 3.**

|  | Management Fees ($) | Distribution Fees ($) |
|---|---|---|
| Dreyfus Cash Management | 2,204,780 | 443,407 |
| Dreyfus Cash Management Plus | 1,688,429 | 868,191 |
| Dreyfus Government Cash Management | 1,348,018 | 323,135 |
| Dreyfus Government Prime Cash Management | 302,653 | 222,832 |
| Dreyfus Treasury Cash Management | 1,204,144 | 542,522 |
| Dreyfus Treasury Prime Cash Management | 311,817 | 265,958 |
| Dreyfus Municipal Cash Management Plus | 196,841 | 85,773 |
| Dreyfus New York Municipal Cash Management | 66,964 | 57,290 |
| Dreyfus Tax Exempt Cash Management | 457,109 | 81,304 |

## ALL CASH MANAGEMENT FUNDS

At a Joint Meeting of the Board of each fund held on May 22, 2007, the Board considered the re-approval for an annual period of each fund's Management Agreement, pursuant to which the Manager provides each fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the funds, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to each Fund. The Board members received a presentation from representatives of the Manager regarding services provided to each fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to each fund pursuant to each fund's Management Agreement. The Manager's representatives noted that the funds serve institutional investors acting for themselves or in a fiduciary capacity, and reviewed the nature of the relationships that the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the sales and servicing support provided by Dreyfus Investments Division to each fund, the diversity of distribution of the funds in the Dreyfus complex generally, and the Manager's need for broad, deep, and diverse resources to be able to provide ongoing shareholder services in each distribution channel. The Board also reviewed the number of shareholder accounts in each fund, as well as each fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of Each Fund's Management Fee and Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing each fund's management fee and expense ratio (based on each fund's Institutional Shares) with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper, in each case based on the current financial statements available to Lipper as of March 31, 2007. Included in each fund's reports were comparisons of contractual and actual management fee rates and total operating expenses.

The Board members also reviewed the reports prepared by Lipper that presented each fund's performance (based on each fund's Institutional Shares) for various periods ended March 31, 2007, and placed significant emphasis on comparisons of total return performance for each fund to the same group of funds as the fund's Expense Group (the "Performance Group") and to a group of funds that was broader than the fund's Expense Universe (the "Performance Universe") that also were selected by Lipper.

## DREYFUS CASH MANAGEMENT

The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual and actual management fees were lower and higher than the respective Expense Group medians. The Board also noted that the fund's total expense ratio was one basis point higher than the Expense Group median and lower than the Expense Universe median.

With respect to the fund's performance, the Board noted that the fund achieved total return results lower than the Performance Group median and higher than the Performance Universe median, for each reported time period up to 10 years. The Board noted the narrow spreads in the returns among the fund and the Performance Group funds for each reported time period. The Board noted that each Performance Group fund that had a lower actual management fee than the fund also had an expense reduction in effect, and the Board considered the extent to which this may account for the fund trailing the Performance Group median by 3-5 basis points in the reported time periods. The Board also noted the portfolio manager's presentation of the strategies for managing the fund's average maturity and credit risk profile compared with those pursued by the Performance Group funds.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates that were reported in the same Lipper category as the fund (the "Similar Funds"), and explained the nature of the Similar Funds and the differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Board members noted that the Similar Funds included funds used primarily as sweep vehicles for asset management accounts as well as funds with investment minimums ranging from $100,000 to $1 billion. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee.

The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

## DREYFUS CASH MANAGEMENT PLUS

The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual and actual management fees were at and higher than the respective Expense Group medians. The Board also noted that the fund's total expense ratio approximated the Expense Group median and was lower than the Expense Universe median.

With respect to the fund's performance, the Board noted that the fund achieved total returns variously lower, higher, and at the Performance Group median, and higher than the Performance Universe median, for each reported time period up to 10 years. The Board noted the narrow spreads in the returns among the fund and the Performance Group funds for each reported time period. The Board noted that most of the Performance Group funds that had a lower actual management fee than the fund (6 of the 8) also had an expense reduction in effect, and the Board considered the extent to which this may account for the fund trailing the Performance Group median by 1-2 basis point in certain reported time

periods. The Board also noted the portfolio manager's presentation of the strategies for managing the fund's average maturity and credit risk profile compared with those pursued by the Performance Group funds.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by Similar Funds, and explained the nature of the Similar Funds and the differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Board members noted that the Similar Funds included funds used primarily as sweep vehicles for asset management accounts as well as funds with investment minimums ranging from $100,000 to $1 billion. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee.

The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

## DREYFUS GOVERNMENT CASH MANAGEMENT

The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual and actual management fees were lower and higher than the respective Expense Group medians. The Board also noted that the fund's total expense ratio was at the Expense Group median and lower than the Expense Universe median.

With respect to the fund's performance, the Board noted that the fund achieved total return results at the Performance Group median, and higher than the Performance Universe median, for each reported time period up to 10 years. The Board noted the narrow spreads in the returns among the fund and the Performance Group funds for each reported time period, including that 2-5 basis points separated the fund from a first quintile (the first quintile reflecting the highest performance ranking group) ranking for 4 of the 6 time periods. The Board noted that most of the Performance Group funds that had a lower actual management fee than the fund (8 of the 10) also had an expense reduction in effect, and the Board considered the extent to which this may account for the fund's median Performance Group returns. The Board also noted the portfolio manager's presentation of the strategy for managing the fund's average maturity compared with those pursued by the Performance Group funds.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by one Similar Fund, and explained the nature of the Similar Fund and the difference, from the Manager's perspective, in providing services to the Similar Fund as compared to the fund. The Board noted that the Similar Fund's management fee was the same as the fund's management fee. The Board members considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the fund's management fee.

The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

### DREYFUS GOVERNMENT PRIME CASH MANAGEMENT

The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual and actual management fees were lower and higher than the respective Expense Group medians. The Board also noted that the fund's total expense ratio was a fraction of one percentage point lower than Expense Group median and lower than the Expense Universe median.

With respect to the fund's performance, the Board noted that the fund achieved various total return results at or no more than three basis points lower than the Performance Group median, and higher than the Performance Universe median, for each reported time period up to 5 years. The Board noted the narrow spreads in the returns among the fund and the Performance Group funds for each reported time period. The Board noted that each Performance Group fund that had a lower actual management fee than the fund also had an expense reduction in effect, and the Board considered the

extent to which this may account for the fund trailing the Performance Group median by 2-3 basis points in certain reported time periods. The Board also noted the portfolio manager's presentation of the strategy for managing the fund's average maturity compared with those pursued by the Performance Group funds.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by one Similar Fund, and explained the nature of the Similar Fund and the difference, from the Manager's perspective, in providing services to the Similar Fund as compared to the fund. The Board noted that the Similar Fund's management fee was the same as the fund's management fee. The Board members considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the fund's management fee.

The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

### DREYFUS TREASURY CASH MANAGEMENT

The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual and actual management fees were higher than the respective Expense Group medians. The Board also noted that the fund's total expense ratio was a fraction of one percentage point lower than the Expense Group median and lower than the Expense Universe median.

With respect to the fund's performance, the Board noted that the fund achieved various total return results at or no more than four basis points lower than the Performance Group median, and higher than the Performance Universe median, for each reported time period up to 10 years. The Board noted the narrow spreads in the returns among the fund and the Performance Group funds for each reported time period. The Board noted that most of the Performance Group funds that had a lower actual management fee than the fund (6 of the 9) also had an expense reduction in effect, and the Board considered the extent to which this may account for the fund trailing the Performance Group median by 2-4 basis points in certain reported time periods. The Board also noted the portfolio manager's presentation of the strategy for managing the fund's average maturity compared with those pursued by the Performance Group funds.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by Similar Funds, and explained the nature of the Similar Funds and the differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Board members noted that the Similar Funds included funds used primarily as a sweep vehicle for asset management accounts as well as funds with investment minimums close to or the same as that of the fund. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee.

The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

## DREYFUS TREASURY PRIME CASH MANAGEMENT

The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual and actual management fees were lower and higher than the respective Expense Group medians. The Board also noted that the fund's total expense ratio was a fraction of one percentage point lower than the Expense Group median and lower than the Expense Universe median.

With respect to the fund's performance, the Board noted that the fund achieved total return results generally at or slightly higher than the Performance Group median, and higher than the Performance Universe median, for each reported time period up to 10 years. The Board noted the narrow spreads in the returns among the fund and the Performance Group funds for each reported time period, including that 4 basis points separated the fund from a first quintile ranking for the 1-year period. The Board noted that most of the Performance Group funds that had a lower actual management fee than

the fund (7 of the 8) also had an expense reduction in effect, and the Board considered the extent to which this may account for the fund's performance relative to the median. The Board also noted the portfolio manager's presentation of the strategy for managing the fund's average maturity compared with those pursued by the Performance Group funds.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by Similar Funds, and explained the nature of the Similar Funds and the differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Board members noted that the Similar Funds included funds used primarily as a sweep vehicle for asset management accounts as well as funds with investment minimums close to or the same as that of the fund. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee.

The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

## DREYFUS TAX EXEMPT CASH MANAGEMENT

The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual and actual management fees were lower and higher than the respective Expense Group medians. The Board also noted that the fund's total expense ratio was at the Expense Group median and lower than the Expense Universe median.

With respect to the fund's performance, the Board noted that the fund achieved second quintile total return rankings among its Performance Group and Performance Universe for each reported time period up to 5 years (with third quintile rankings for the 10-year period). The Board noted the very narrow spreads in the returns among the fund and the Performance Group funds for each reported time period, including that 1 or 2 basis points separated the fund from a first quintile ranking for each reported time period.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by Similar Funds, and explained the nature of the Similar Funds and the differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee.

The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

## DREYFUS MUNICIPAL CASH MANAGEMENT PLUS

The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual and actual management fees were lower and higher than the respective Expense Group medians. The Board also noted that the fund's total expense ratio was at the Expense Group median and lower than the Expense Universe median.

With respect to the fund's performance, the Board noted that the fund achieved first quintile total return rankings among its Performance Group and Performance Universe for each reported time period up to 10 years.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by Similar Funds, and explained the nature of the Similar Funds and the differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee.

The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

## DREYFUS NEW YORK MUNICIPAL CASH MANAGEMENT

The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual and actual management fees were lower than the respective Expense Group medians. The Board also noted that the fund's total expense ratio was lower than the Expense Group and Expense Universe medians.

With respect to the fund's performance, the Board noted that the fund achieved first quintile total return rankings among its Performance Group and Performance Universe for each reported time period up to 10 years, including number one total return rankings in the Performance Group for 3 of the 5 reported time periods.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by Similar Funds, and explained the nature of the Similar Funds and the differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Board members noted that the Similar Funds included one fund used primarily as a sweep vehicle for asset management accounts as well as two other retail funds. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee.

The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager for each fund and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the

Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of a fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for each fund, including any decline in fund assets from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to each fund and noted that there were no soft dollar arrangements in effect with respect to trading any fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to each fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing each fund was within the range determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the generally superior service levels provided. The Board also noted the Manager's expense undertaking in effect for each fund over the past year and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of each fund's Management Agreement. Based on the discussions and considerations as described above, each fund's Board made the following conclusions and determinations, as indicated.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager to each fund are adequate and appropriate.
- As to each taxable Dreyfus Cash Management fund, the Board was satisfied with each fund's overall performance, noting the narrow spreads in returns among each fund and its respective Performance Group, and the portfolio manager's explanation of each fund's maturity and credit risk strategy, as applicable, over the past two years.
- As to each tax exempt Dreyfus Cash Management fund, the Board was satisfied with each fund's performance.
- The Board concluded that the fee paid to the Manager by each fund was reasonable in light of the services provided, comparative performance and expense and management fee information, including the expense undertakings in effect for each fund, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with each fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of each fund had been adequately considered by the Manager in connection with the management fee rate charged to each fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with a fund, the Board would seek to have those economies of scale shared with the fund.
- The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of each fund's Management Agreement was in the best interests of the fund and its respective shareholders.

NOTES

# For More Information

**Dreyfus Cash Management Funds**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &**
**Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

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**Ticker Symbols:**

| | | | | |
|---|---|---|---|---|
| Dreyfus Cash Management | Institutional: DICXX | Investor: DVCXX | Administrative: DACXX | Participant: DPCXX |
| Dreyfus Cash Management Plus, Inc. | Institutional: DCIXX | Investor: DCVXX | Administrative: DCAXX | Participant: DCPXX |
| | Service: DCMPX | Select: DCMSX | | |
| Dreyfus Government Cash Management | Institutional: DGCXX | Investor: DGVXX | Administrative: DAGXX | Participant: DPGXX |
| Dreyfus Government Prime Cash Management | Institutional: DIPXX | Investor: DVPXX | Administrative: DAPXX | Participant: DGPXX |
| Dreyfus Municipal Cash Management Plus | Institutional: DIMXX | Investor: DVMXX | Administrative: DAMXX | Participant: DMPXX |
| Dreyfus New York Municipal Cash Management | Institutional: DIYXX | Investor: DVYXX | Administrative: DAYXX | Participant: DPYXX |
| Dreyfus Tax Exempt Cash Management | Institutional: DEIXX | Investor: DEVXX | Administrative: DEAXX | Participant: DEPXX |
| Dreyfus Treasury Cash Management | Institutional: DTRXX | Investor: DTVXX | Administrative: DTAXX | Participant: DTPXX |
| | Service: DTCMX | Select: DTCSX | | |
| Dreyfus Treasury Prime Cash Management | Institutional: DIRXX | Investor: DVRXX | Administrative: DARXX | Participant: DPRXX |

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**Telephone**  Call your Dreyfus Investments Division representative or 1-800-346-3621

**E-mail**  Access Dreyfus Investments Division at www.dreyfus.com.
You can obtain product information and E-mail requests for information or literature.

**Mail**  Dreyfus Investments Division, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

Each fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. Each fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how each fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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